Exhibit 2.1

AGREEMENT AND PLAN OF MERGERS

dated as of

May 22, 2019

among

NATURA COSMÉTICOS S.A.,

AVON PRODUCTS, INC.,

NECTARINE MERGER SUB I, INC.,

NECTARINE MERGER SUB II, INC.

and

NATURA HOLDING S.A.

TABLE OF CONTENTS

i

ARTICLE 10
Termination

Section 10.01.	Termination	116
Section 10.02.	Effect of Termination	119
Section 10.03.	Termination Fees	119

Schedules
Schedule A                          Founding Controlling Parent Shareholders

Exhibits
Exhibit 3.02                          HoldCo Bylaws

AGREEMENT AND PLAN OF MERGERS

This AGREEMENT AND PLAN OF MERGERS (as the same may be amended from time to time in accordance with its terms, this “Agreement”) is entered into as of May 22, 2019, by and among Natura Cosméticos S.A., a Brazilian corporation (sociedade anônima) (“Parent”) which will become a direct subsidiary of HoldCo following the Parent Restructuring, Avon Products, Inc., a New York corporation (the “Company”), Nectarine Merger Sub I, Inc., a Delaware corporation and, as of the date hereof, a wholly owned direct subsidiary of HoldCo (“Merger Sub I”), Nectarine Merger Sub II, Inc., a Delaware corporation and, as of the date hereof, a wholly owned direct subsidiary of Merger Sub I (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), and Natura Holding S.A., a Brazilian corporation (sociedade anônima) (“HoldCo” and, together with Parent, Merger Subs and HoldCo, the “Parent Entities”).

W I T N E S S E T H :

WHEREAS, the respective boards of directors or equivalent governing bodies of each of the Parent Entities and the Company have approved and deemed it advisable that the respective shareholders of each of the Parent Entities and the Company, where applicable, adopt and approve this Agreement and the transactions contemplated by this Agreement, including (a) the Parent Restructuring and (b) the Mergers (and the issuance by HoldCo of legally issued American Depositary Shares of HoldCo (“HoldCo ADS”), with each such HoldCo ADS representing 1 HoldCo Share, and the issuance of the HoldCo Shares underlying the HoldCo ADSs pursuant to the Second Merger), pursuant to which, among other things, (i) Merger Sub II will merge with and into the Company, with the Company surviving the merger as a wholly owned direct subsidiary of Merger Sub I and (ii) Merger Sub I will merge with and into HoldCo, with HoldCo surviving the merger as the direct parent company of the Company, in each case, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, (i) Parent is entering into a voting and support agreement with a certain shareholder of the Company (the “Company Shareholder Support Agreement”) and (ii) the Company, Parent and HoldCo are entering into a voting and support agreement (the “Parent Shareholder Support Agreement”) with certain shareholders of Parent set forth on Schedule A (together with shareholders of Parent who sign joinder agreements pursuant to Section 2.06 of the Parent Shareholder Support Agreement, the “Founding Controlling Parent Shareholders”), in each case in the form agreed to by the parties thereto; and

WHEREAS, prior to the Closing, and subject to the terms and conditions set forth in this Agreement, the Parent Entities shall complete the Parent Restructuring.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein (the receipt and sufficiency of which is hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
Definitions

Section 1.01.           Definitions.  (a)  As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Accounting Practices Adopted in Brazil” means the accounting practices  established in the Brazilian Corporation Law and by the Technical Pronouncements, Guidances and Interpretations issued by the Accounting Pronouncements Board (CPC) and approved by the  Accounting Federal Council (CFC) and the Brazilian Securities Commission (CVM).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.  For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, the rules, regulations or guidelines relating to foreign or domestic anti-bribery or anti-corruption, issued, administered or enforced by the Federative Republic of Brazil, including (a) Federal Law No. 12,846, dated August 1, 2013 (Anti-Corruption Law); (b) Decree No. 8,420, dated March 18, 2015 (Brazilian Anti-corruption Regulatory Decree); (c) Decree-Law No. 2,848, dated December 7, 1940 (Criminal Code); (d)  Federal Law No. 8,429, dated June 2, 1992 (Brazilian Law of Administrative Improbity); (e) Law No. 8,666, dated June 21, 1993 (Brazilian Public Procurement Law); (f) Law No. 9,504, dated September 30, 1997 (Electoral Code); (g) Law No. 9,613, dated March 3, 1998 (Anti-Money Laundering Law); and (h) Law No. 12,813, dated May 16, 2013 (Brazilian Conflict of Interest Law) and any similar Applicable Law of any other jurisdiction.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar legislation enacted, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person.

“B3” means B3 S.A. – Brasil, Bolsa, Balcão or any successor thereof.

“Business Day” means any day, other than Saturday, Sunday or any other day on which commercial banks in New York, New York or São Paulo, Brazil are authorized or required by Applicable Law to close.

“Brazil Direct Acquisition” means a transaction, to be consummated concurrently with the Closing, whereby (i) Parent or one or more of its Subsidiaries shall directly acquire the outstanding capital stock of the Subsidiaries of the Company conducting business in Brazil (with such Subsidiaries to be mutually identified and agreed amongst Parent and the Company) for cash, at a purchase price corresponding to the fair market value of such capital stock unless otherwise agreed between Parent and the Company (such purchase price, the “Brazil Direct Acquisition Purchase Price”) and (ii) a portion of the Brazil Direct Acquisition Purchase Price equal to the aggregate amount of the Preferred Stock Consideration shall be paid to holders of Company Series C Preferred Stock at the Closing in lieu of the payment of the Preferred Stock Consideration under Article 2 of this Agreement, and such payment shall be deemed to satisfy in full any obligation of the Parent Entities hereunder with respect to the Preferred Stock Consideration.

“Brazilian Corporation Law” means the Brazilian Law 6,404 of December 15, 1976.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the U.S. Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between (as applicable) (i) the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing Company Service Providers or (ii) the Parent Entities or any of their Subsidiaries and any labor organization or other authorized employee representative representing Parent Service Providers.

“Company Acquisition Proposal” means (other than the transactions contemplated by this Agreement) any offer, proposal or inquiry by a Third Party relating to (i) any direct or indirect acquisition or purchase of 15% or more of the consolidated assets of the Company and its Subsidiaries (including equity securities of the Company’s Subsidiaries) or 15% or more of the aggregate voting power of all classes of equity and voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of the aggregate voting power of all classes of equity and voting securities of the Company or 15% or more of the consolidated assets of the Company and its Subsidiaries (including equity securities of the Company’s Subsidiaries), or (iii) a merger, consolidation, share exchange, business combination, sale of all or substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries that, if consummated, would result in such Third Party beneficially owning 15% or more of the aggregate voting power of all classes of equity and voting securities of the Company or 15% or more of the consolidated assets of the Company and its Subsidiaries (including equity securities of the Company’s Subsidiaries).

“Company Assumed Award” means an award of HoldCo RSUs, HoldCo Converted PSUs and HoldCo Restricted Stock.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2019 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2019.

“Company Balance Sheet Date” means March 31, 2019.

“Company Common Stock” means the common stock, having a par value of $0.25 per share, of the Company.

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to the Parent Entities.

“Company Employee Plan” means each Employee Plan (i) that is sponsored, maintained, administered, contributed to (or required to be maintained or contributed to) or entered into by the Company, any of its Subsidiaries or any of their respective Affiliates for the current or future benefit of any current or former Company Service Provider or (ii) for which the Company or any of its Subsidiaries has any direct or indirect liability, other than (x) any Multiemployer Plan or (y) any plan, arrangement or policy mandated by Applicable Law and maintained solely by a Governmental Authority.

“Company Equity Award” means an award of Company Stock Options, Company SARs, Company RSUs, Company PSUs or Company Restricted Stock.

“Company Intervening Event” means any event, development, or change in circumstances that is material to the Company and its Subsidiaries, taken as a whole, and (i) was not known to, or reasonably foreseeable to, the board of directors of the Company prior to the execution of this Agreement and (ii) does not relate to (A) the receipt, existence, or terms of a Company Acquisition Proposal or any matter relating thereto or consequences thereof, (B) the fact in and of itself of (1) any changes in the market price, trading volume or credit rating of the Company, Parent or HoldCo or (2) the Company, Parent or HoldCo meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself (it being understood that with respect to each of clause (1) and clause (2) the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining a Company Intervening Event to the extent otherwise satisfying this definition), (C) any action taken or omitted by the Company, Parent or HoldCo that is expressly required to be taken or omitted by such parties pursuant to this Agreement in connection with the transactions contemplated hereby (excluding, for the avoidance of doubt, any actions (w) taken or omitted in compliance with the first sentence of Section 6.01, (x) taken or omitted in compliance with the first sentence of Section 7.01, (y) omitted by the Company or any of its Subsidiaries as a result of Parent failing to provide consent pursuant to Section 6.01 and (z) omitted by Parent, HoldCo or any of their Subsidiaries as a result of the Company failing to provide consent pursuant to Section 7.01), or (D) any event, development, or change in circumstances resulting from a breach of this

Agreement by the Company or any action relating to any Required Governmental Approvals (including the status thereof) taken pursuant to or in compliance with Section 8.01.

“Company Long-Term Cash Incentive Plan” means the (i) Avon Long-Term Cash Bonus Plan, as amended and (ii) Avon 2013-2017 Executive Incentive Plan, as amended.

“Company Material Adverse Effect” means a material adverse effect on (i) the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect to the extent resulting from or arising in connection with (A) changes in the financial or securities markets or general economic or political conditions globally or in any of the markets in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, commodity prices, monetary policy or inflation, (B) changes in Applicable Law, GAAP or the interpretation or enforcement thereof after the date hereof or changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, (C) acts of war, sabotage, outbreak or escalation of hostilities, civil disobedience, pandemic or terrorism or natural disasters globally or in any of the markets in which the Company or any of its Subsidiaries operate, (D) (I) any failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period or (II) any change in the price, credit rating or trading volume of the Company’s securities (including the Company Common Stock) (it being understood and agreed that the foregoing clauses (I) and (II) shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise or contributing to such failure or change that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, and would reasonably be expected to be, a Company Material Adverse Effect), (E) the execution and delivery of this Agreement or the public announcement, pendency or consummation of this Agreement, the Mergers and the other transactions contemplated hereby, including the impact thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives, or any suit or proceeding or threatened suit or proceeding relating to this Agreement or the transactions contemplated hereby (it being understood and agreed that this clause (E) shall not apply to any representation or warranty of the Company in Section 4.04, Section 4.15(b)(vi) or the first sentence of Section 4.17(h) that is intended to address the consequences of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby), (F) any action expressly required or expressly contemplated by this Agreement or taken at the written request of, or with the prior written consent of, any of the Parent Entities or the failure to take any specific action expressly prohibited by this Agreement and as for which Parent (or, after the consummation of the Parent Restructuring, HoldCo) declined in writing to consent or (G) any deterioration in the population or productivity of sales representatives (it being understood and agreed that this clause (G) shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise or contributing to such deterioration that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, and would reasonably be expected to be, a Company Material Adverse Effect), except in the case of clauses (A), (B) and (C), if having a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies engaged in the industries in which the Company and its Subsidiaries operate and, in such event, only the incremental disproportionate adverse effect on the Company and its Subsidiaries shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred, or (ii) the Company’s ability to perform its obligations hereunder or consummate the Mergers or any of the other transactions contemplated hereby in a timely manner.

“Company Preferred Stock” means, collectively, the Company Series B Junior Participating Preferred Stock, the Company Series C Preferred Stock and the Company Series D Preferred Stock.

“Company Series B Junior Participating Preferred Stock” means the Series B Junior Participating Preferred Stock having a par value of $1.00 per share, of the Company.

“Company Series C Preferred Stock” means the Series C preferred stock, having a par value of $1.00 per share, of the Company.

“Company Series D Preferred Stock” means the Series D preferred stock, having a par value of $1.00 per share, of the Company.

“Company Service Provider” means any director, officer, employee, sales person or individual independent contractor of the Company or any of its Subsidiaries.

“Company Stock” means, collectively, the Company Common Stock, Company Series C Preferred Stock and Company Series D Preferred Stock.

“Competition Laws” means any Applicable Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, including through merger or acquisition.

“Contract” or “contract” means any contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, lease, sublease or license, in each case whether written or oral.

“CVM” means the Brazilian securities commission, Comissão de Valores Mobiliários - CVM or any successor thereof.

“De Minimis Inaccuracies” means any inaccuracies in the representations and warranties of the Company in Section 4.05 or of the Parent Entities in Section 5.05, in each case, that individually or in the aggregate are de minimis relative to the total pro forma fully diluted equity capitalization of the Parent (or, if the Parent Restructuring is consummated, HoldCo), giving effect to the Mergers.

“Employee Plan” means any (i) “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written.

“Environmental Laws” means any Applicable Laws relating to human health and safety (relating to exposure to harmful or toxic substances), the protection of the indoor or outdoor environment, pollution or contamination of air, surface or groundwater or other environmental media, the protection of the health and safety of employees and other Persons from exposure to harmful or toxic substances, including Applicable Laws regulating the registration of chemicals, regulating hazardous substances in products manufactured or sold by the Company or any of its Subsidiaries, or the Parent Entities or any of their Subsidiaries, as applicable, at any time and associated manufacture, processing, use, distribution, treatment, storage, labeling, packing, disposal, control, recycling, cleanup, generation or transportation of harmful or toxic substance restrictions relating to environmental attributes or regulating product take-back or end-of-life requirements as it relates to a product’s environmental attributes.

“Environmental Permits” means all permits, licenses, authorizations, franchises, consents (including consents required by Contract), approvals, variances, exemptions, orders required under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Financing Sources” means the Persons that have entered or will enter into commitment letters or agreements with Parent, HoldCo or any Subsidiary of Parent or HoldCo in connection with the Debt Financing and any joinder agreements, indentures, debentures, credit agreements or other instruments entered into pursuant thereto, including the agents, arrangers, lenders and other entities that will provide or arrange all or part of the Debt Financing, and their respective general or limited partners, direct or indirect shareholders, managers, members, Affiliates, representatives, successors and assigns.

“Founders Cash Contribution” means the contribution in cash by the Founding Controlling Parent Shareholders to HoldCo of the Founders Cash Contribution Amount.

“Founders Cash Contribution Amount” means an amount equal to the aggregate Brazilian corporate income Tax and surtax to be imposed on HoldCo as a result of the Parent Contribution, calculated as (a) the difference between (i) the net book value of the shares of Parent Stock contributed to HoldCo as of the end of the last month immediately preceding consummation of the Parent Contribution and (ii) the aggregate Founding Controlling Parent Shareholders’ cost basis of the shares of Parent Stock contributed to HoldCo (reflecting, for the avoidance the doubt, any profit capitalization prior to the Parent Contribution that increases the Founding Controlling Parent Shareholders’ cost basis of such shares) as of immediately before the Parent Contribution (b) multiplied by 25% in respect of the Brazilian corporate income Tax and surtax (or such applicable equivalent corporate income tax rate at the time of the Parent Contribution).

“GAAP” means generally accepted accounting principles in the United States.

“Gross Sales” means gross revenues less (i) returns and cancellations, less (ii) rebates and discounts.

“Governmental Authority” means any transnational, federal, state or local governmental (whether domestic or foreign as to any Person, and including the governments of Brazil, the United States and any other sovereign nation or city-state, and any state or other political subdivision thereof), regulatory or administrative authority and any body or entity exercising or having the authority to exercise under the Applicable Laws thereof any executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any taxing authority, board of trade, federal revenue offices, securities exchanges commission, stock exchange, any court and Câmara do Mercado, in each case acting in its official capacity with proper authority and jurisdiction under such Applicable Laws.

“Governmental Approval” means any permit, consent, license, ratification, waiver, permission, variance, clearance, registration, qualification, approval or authorization issued, granted, given or otherwise made available by or under the lawful authority of any Governmental Authority or pursuant to any Applicable Law, including filing and registration of documents, updating of registrations, suspension and cancellation of enrollments and registrations with Governmental Authorities.

“Hazardous Substance” means any pollutant or contaminant, any toxic, radioactive or otherwise hazardous substance, waste or material, or any substance, waste or material regulated, or for which liability may be imposed, under Environmental Laws due to having any constituent elements displaying any of the foregoing characteristics, including asbestos or asbestos-containing materials.

“Intellectual Property Rights” means any and all intellectual property rights or similar proprietary rights throughout the world, including any and all (i) national and multinational statutory invention registrations, patents and patent applications of any type issued or applied for in any jurisdiction, including all provisionals, nonprovisionals, divisions, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations and the equivalents of any of the foregoing in any jurisdiction, and all inventions disclosed in each such registration, patent or patent application, (ii) trademarks, service marks, trade dress, logos, brand names, certification marks, domain names, trade names, corporate names and other indications of origin, whether or not registered, in any jurisdiction, and all registrations and applications for registration of the foregoing in any jurisdiction, and all goodwill associated with the foregoing, (iii) copyrights (whether or not registered) and registrations and applications for registration thereof in any jurisdiction, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, regardless of the medium of fixation or means of expression, (iv) Trade Secrets, (v) database rights, industrial designs, industrial property rights, publicity rights and privacy rights and (vi) the right to assert, claim or sue and collect damages for the past, present or future infringement, misappropriation or other violation of any of the foregoing.

“Intended U.S. Tax Treatment” means that, for U.S. federal income Tax purposes, the Transaction (i) qualifies as a transfer of property described in Section 351 of the Code and (ii) does not result in gain being recognized due to the application of Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” (as defined in Section 1.367(a)-3(c)(5)(ii) of the Treasury Regulations) of HoldCo immediately after the Transaction that does not enter into a five-year gain recognition agreement in the form provided by Section 1.367(a)-8(c) of the Treasury Regulations).

“International Company Employee Plan” means any Company Employee Plan that is not a US Company Employee Plan.

“International Parent Employee Plan” means any Parent Employee Plan that is not a US Parent Employee Plan.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means any and all computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation, owned or purported to be owned by the applicable party or any of its Subsidiaries or licensed or leased to such party or any of its Subsidiaries pursuant to written agreement (excluding any public networks).

“Key Employee” means the Company’s executive officers and employees who hold the position of senior vice president or higher.

“Knowledge of Parent” means the actual knowledge, after reasonable inquiry, of any of the individuals identified in Section 1.01 of the Parent Disclosure Letter.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of any of the individuals identified in Section 1.01 of the Company Disclosure Letter.

“Lien” means, with respect to any property or asset, any mortgage, lien, lease, license, pledge, usufruct (usufruto), arrolamento, fiduciary assignment (cessão fiduciária), fiduciary sale (alienação fiduciária), charge, security interest, covenant, encumbrance or other similar adverse claim of any kind in respect of such property or asset.  For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Merger Sub I Shares” means the common stock, having a par value of $0.01 per share as of the date hereof (and shall be par value $0.25 per share as of immediately prior to the Closing), of Merger Sub I.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“New Avon Agreements” means (i) the Unit Purchase Agreement, dated as of April 25, 2019 and entered into by and among Avon NA Holdings LLC, Cleveland NA Investor LLC and LG Household & Health Care Ltd. (the “Avon NA Sale Agreement”) and any other agreements contemplated by or entered into in connection with the Avon NA Sale Agreement or the transactions contemplated thereby and (ii) any Contract between (x) the Company or any of its Subsidiaries, on the one hand, and (y) Cleveland Apple Investor L.P.,  New Avon LLC or any of their respective Affiliates, on the other hand.

“New York Law” means the Business Corporation Law of the State of New York.

“NYSE” means the New York Stock Exchange, Inc.

“Order” means any award, decision, injunction, judgment, writ, decree, ruling, consent decree, compliance order, civil or administrative order or other order entered, issued, made or rendered by any court, administrative agency or other Governmental Authority or by Câmara do Mercado, in each case acting in its official capacity as such and acting within its authority under Applicable Law.

“Parent Acquisition Proposal” means any offer, proposal or inquiry by a Third Party relating to (i) any direct or indirect acquisition or purchase of 15% or more of the consolidated assets of the Parent and its Subsidiaries (including equity securities of the Parent’s Subsidiaries) or 15% or more of any class of equity or voting securities of Parent, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of Parent or 15% or more of the consolidated assets of Parent and its Subsidiaries (including equity securities of Parent’s Subsidiaries), or (iii) a merger, consolidation, share exchange, business combination, sale of all or substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Parent or any of its Subsidiaries that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of Parent or 15% or more of the consolidated assets of the Parent and its Subsidiaries (including equity securities of the Parent’s Subsidiaries).

“Parent Balance Sheet” means the consolidated balance sheet of Parent and its Subsidiaries as of March 31, 2019 and the notes thereto set forth in Parent’s quarterly financial statements and quarterly results for the year ended March 31, 2019.

“Parent Assumed Award” means each Parent Assumed Option Award, Parent Converted Restricted Stock Award and Parent Converted SU.

“Parent Balance Sheet Date” means March 31, 2019.

“Parent Employee Plan” means each Employee Plan (i) that is sponsored, maintained or contributed to (or required to be contributed to) or entered into by the Parent Entities, any of their Subsidiaries or any of their respective Affiliates for the current or future benefit of any current or former Parent Service Provider or (ii) for which the Parent Entities or any of their Subsidiaries has any direct or indirect liability, other than (x) any Multiemployer Plan or (y) any plan, arrangement or policy mandated by Applicable Law and maintained solely by a Governmental Authority.

“Parent CVM Disclosure” means, collectively, (i) Parent’s Reference Form for 2018, version 15, in accordance with CVM Ruling No. 480/09 (Formulário de Referência), (ii) Parent’s quarterly reports on form ITR, in accordance with CVM Ruling No. 480/09, for the quarterly periods ended March 31, 2017, 2018 and 2019, June 30, 2017 and 2018 and September 30, 2017 and 2018, as well as Parent’s annual audited financial statements and annual results for the years ended December 31, 2016, 2017 and 2018, including, in each case, their respective explanatory notes and reports, (iii) each of Parent’s Material Facts (Fatos Relevantes) since December 31, 2015 and (iv) each Parent’s shareholders’ and board of directors’ resolutions taken since December 31, 2015.

“Parent Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by Parent and HoldCo to the Company.

“Parent Material Adverse Effect” means a material adverse effect on (i) the financial condition, business, assets or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any effect to the extent resulting from or arising in connection with (A) changes in the financial or securities markets or general economic or political conditions globally or in any of the markets in which Parent or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, commodity prices, monetary policy or inflation, (B) changes in Applicable Law, Accounting Practices Adopted in Brazil or the interpretation or enforcement thereof after the date hereof or changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate, (C) acts of war, sabotage, outbreak or escalation of hostilities, civil disobedience, pandemic or terrorism or natural disasters globally or in any of the markets in which Parent or any of its Subsidiaries operate, (D) (I) any failure, in and of itself, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period or (II) any change in the price, credit rating or trading volume of Parent’s securities (including the Parent Stock) (it being understood and agreed that the foregoing clauses (I) and (II) shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise or contributing to such failure or decline that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, and would reasonably be expected to be, a Parent Material Adverse Effect), (E) the execution and delivery of this Agreement or the public announcement, pendency or consummation of this Agreement, the Mergers and the other transactions contemplated hereby, including the impact thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives, or any suit or proceeding or threatened suit or proceeding relating to this Agreement or the transactions contemplated hereby (it being understood and agreed that this clause (E) shall not apply to any representation or warranty of Parent in Section 5.04, Section 5.14(b)(vi) or the first sentence of Section 5.16(d) that is intended to address the consequences of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby), (F) any action expressly required or expressly contemplated by this Agreement or taken at the written request of, or with the prior written consent of, the Company or the failure to take any specific action expressly prohibited by this Agreement and as for which the Company declined in writing to consent or (G) any deterioration in the population or productivity of sales representative (it being understood and agreed that this clause (G) shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise or contributing to such deterioration that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, and would reasonably be expected to be, a Parent Material Adverse Effect), except in the case of clauses (A), (B) and (C), if having a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to other companies engaged in the industries in which Parent and its Subsidiaries operate and, in such event, only the incremental disproportionate adverse effect on Parent and its Subsidiaries shall be taken into account in determining whether a “Parent Material Adverse Effect” has occurred, or (ii) the Parent Entities’ ability to perform its obligations hereunder or consummate the Mergers or any of the other transactions contemplated hereby in a timely manner; provided that, after the consummation of the Parent Restructuring, the references to Parent in the definition of Parent Material Adverse Effect shall be deemed to be references to HoldCo.

“Parent Restricted Stock” means each share of Parent Stock subject to vesting or forfeiture conditions granted under any equity compensation plan or arrangement of Parent or otherwise.

“Parent Restricted Stock Award” means each award of Parent Restricted Stock granted under any equity compensation plan or arrangement of Parent or otherwise.

“Parent Service Provider” means any director, officer, employee, sales person or individual independent contractor of the Parent Entities or any of their Subsidiaries.

“Parent Stock” means the common shares of Parent, with no par value.

“Parent Stock Option” means each option to purchase shares of Parent Stock outstanding under any equity compensation plan or arrangement of Parent or otherwise.

“Payment Card Industry Data Security Standards” means the Payment Card Industry Data Security Standards promulgated by the PCI Security Standards Council from time to time.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means, (i) statutory liens for Taxes not yet due or payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which the Company or any of its Subsidiaries has established (or has had established on its behalf) an adequate accrual in accordance with GAAP, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (iii) Liens securing payment, or any obligation, with respect to outstanding indebtedness so long as there is no event of default under such indebtedness, (iv) pledges or deposits (a) to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party or (b) as security for contested Taxes, in each case, incurred or made in the ordinary course of business consistent with past practice, (v) Liens discharged at or prior to Closing, (vi) easements, rights-of-way, encroachments, restrictions, conditions and other similar encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use, utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (vii) zoning, entitlement, building and other Applicable Law imposed by Governmental Authorities having jurisdiction over such real property, (viii) Liens disclosed on or reflected in public filings, (ix) Liens not created by the Company or any of its Subsidiaries, or the Parent Entities or any of their Subsidiaries, as applicable, that affect the underlying fee interest of any leased real property, including master leases or ground leases, (x) any set of facts that an accurate up-to-date survey would show; provided, however, that any such item does not materially interfere with the use and occupancy of such real property, taken as a whole and (xi) such other Liens, encumbrances or imperfections that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien, encumbrance or imperfection.

“Per Share Cash-Out Price” means the closing price of a share of Company Common Stock on the NYSE composite tape on the Closing Date and if there were no trades on the Closing Date, on the day on which a trade occurred next preceding the Closing Date; provided, however, that if the Closing Date is a Sunday and the following Monday is a day on which trades occur, the closing price of a share of Company Common Stock on such Monday shall be used.

“Per Share Liquidation Preference” means, with respect to a share of Company Series C Preferred Stock, an amount in cash equal to the applicable Stated Value (as defined in the certificate of incorporation of the Company) as of the Closing Date.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Tax period that begins on or before the Closing Date and ends thereafter, the portion of such Tax period ending on the Closing Date.

“Privacy and Information Security Requirements” means, with respect to any Person, all Applicable Law and any contractual obligations and policies binding upon or applicable to such Person, in each case relating in any way to the privacy, security, collection, storage, use, disclosure, retention, transfer or other processing of any information about or related to a natural person that itself or together with other information could be used to identify such natural person and any information considered personal data under Applicable Law (“Personal Data”), including (i) the EU Data Protection Directive (Directive 95/46/EC) and the General Data Protection Regulation (EU) 2016/679 (the “GDPR”), as well as any national laws supplementing the GDPR and any regulations or regulatory requirements, guidance and codes of practice applicable to the processing of personal data (as defined under the GDPR); (ii) the Payment Card Industry Data Security Standards; (iii) Applicable Laws regulating unsolicited email communications; (iv) security breach notification laws; (v) Applicable Laws imposing minimum physical or cyber security requirements; (vi) Applicable Laws requiring the secure disposal of records containing certain Personal Data; (vii) all Contracts that relate to Personal Data and/or protecting the security or privacy of personal information; (viii) the policies and notices (e.g., posted privacy policies or notices provided in connection with the collection, storage, use, disclosure, retention or transfer of Personal Data and/or IT Assets, internal policies and standards concerning the treatment of personal information and/or the security of IT Assets) relating to Personal Data, privacy and/or the security of IT Assets and/or other personal information); and (ix) all other similar international, federal, state, provincial and local requirements.

“Product” means any product manufactured, sold or marketed by (i) the Company or any of its Subsidiaries or (ii) the Parent Entities or any of their Subsidiaries, as applicable.

“Required Governmental Approvals” means the Required Competition Approvals and any and all other Governmental Approvals required or advisable in connection with the consummation of the transactions contemplated by this Agreement, including any Governmental Approvals required to fully and validly complete the Parent Restructuring.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Shareholder Support Agreements” means the Company Shareholder Support Agreement and the Parent Shareholder Support Agreement.

“Specified Company Cash LTI Award” means any Company Cash LTI Award that (i) was granted as part of the Company’s regularly scheduled ordinary course grants of Company Cash LTI Awards for the Company’s long-term incentive program that commences with the 2019 fiscal year (the “2019 LTI Program”) or (ii) is granted after the date hereof with a payment calculation methodology similar to that of the 2019 LTI Program, whether or not in connection with the Company’s regularly scheduled ordinary course grants of Company Cash LTI Awards.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any income, profits, franchise, gross receipts, customs, duty, capital stock, severance, stamp, payroll, sales, services, goods, employment, unemployment, use, transfer, property, capital gain, withholding, excise, value added or other tax, duty, fee or other like assessment or charge, in each case in the nature of a tax, imposed by any Governmental Authority (together with any interest, penalty, addition to tax or additional amount imposed with respect thereto).

“Tax Return” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than the Company or any of its Affiliates, or the Parent Entities or any of their Affiliates, as applicable, and the directors, officers, employees, agents and advisors of such Person, in each case, acting in such capacity.

“Title IV Plan” means any Employee Plan (other than any Multiemployer Plan) that is subject to Title IV of ERISA.

“Trade Secrets” means, to the extent the following are considered confidential or proprietary, any and all trade secrets, know‑how, information, data, specifications, processes, methods, knowledge, experience, formulae, skills, techniques, schematics, drawings, blue prints, utility models, designs, technology, software, inventions, discoveries, ideas and improvements, including manufacturing information and processes, assays, engineering and other manuals and drawings, standard operating procedures, flow diagrams, regulatory, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data, technical information, research records and similar data and information and any rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“Transaction” means, together, the Parent Restructuring and the Mergers.

“Treasury Regulations” means U.S. Treasury regulations promulgated under the Code.

“US Company Employee Plan” means any Company Employee Plan that covers Company Service Providers located primarily within the United States.

“US Parent Employee Plan” means any Parent Employee Plan that covers Parent Service Providers located primarily within the United States.

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

(b)        Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2020 Notes	6.05(b)
2020 Notes Refinancing	6.05(b)
ADR	7.11(a)
ADR Facility	7.11(a)
Adverse Recommendation Change	6.03(a)(iv)(C)
Agreement	Preamble
Alternate Financing	7.07(b)
Arbitral Tribunal	11.08
Award	11.08
Brazilian Direct Acquisition Purchase Price	1.01(a)
Capitalization Date	4.05(a)
Certificates	2.04(a)(ii)(A)
Closing	2.02(a)
Closing Date	2.02(a)
Combined Company	8.01(a)
Commitment Letter	5.21(a)
Common Certificates	2.04(a)(i) (A)
Common Stock Consideration	2.03(b)(i)

Term	Section
Company	Preamble
Company Board Recommendation	4.02(b)(iv)
Company Cash LTI Award	7.06(e)
Company Employment Contracts	4.17(j)(ii)
Company Equity Securities	4.02(b)(iv)
Company Filings	4.07(a)
Company Insurance Policies	4.22
Company Lease	4.14(b)
Company Leased Real Property	4.14(b)
Company Material Contract	4.20(b)
Company Notes	6.05(e)
Company Owned Real Property	4.14(a)
Company Performance Cash LTI Award	7.06(e)
Company Permits	4.12(b)
Company PSU	2.06(c)
Company Real Property	4.14(b)
Company Related Persons	11.06(c)
Company Restricted Stock	2.06(d)
Company RSU	2.06(b)
Company SAR	2.06(a)
Company Shareholder Approval	4.02(a)
Company Shareholder Meeting	6.02
Company Shareholder Support Agreement	Recitals
Company Stock Option	2.06(a)
Company Subsidiary Securities	4.06(b)(iii)
Company Superior Proposal	6.03(e)
Company Termination Fee	10.03(a)(i)(B)
Company Unsecured Notes	6.05(e)
Company Unsecured Notes Indenture	6.05(e)
Confidentiality Agreement	6.03(b)(i)
Continuation Period	7.06(a)
Corporate Documents	8.02(f)
Covered Employee	7.06(a)
Credit Agreement	6.05(e)(ii)
Custodian	7.11(a)
D&O Insurance	7.05(c)
Damages	10.02
Debt Financing	5.21(a)
Debt Financing Agreements	5.21(a)
Deposit Agreement	7.11(a)
Depositary Bank	7.11(a)
Dispute	11.08
e-mail	11.01
Employment Laws	4.17(j)(i)
End Date	10.01(b)(i)

Term	Section
Excess ADSs	2.05(a)
Excess Shares	2.05(b)
Exchange Agent	2.04(a)
Exchange Agent Agreement	2.04(a)(ii)(B)
Exchange Fund	2.04(a)(ii)(B)
Exchange Ratio	2.03(b)(i)
First Closing	2.02(a)
First Effective Time	2.02(b)
First Merger	2.02
Form 8-A	8.02(c)
Form F-4	4.09(a)(i)
Form F-6	8.02(c)
Founding Controlling Parent Shareholders	Recitals
HoldCo	Recitals
HoldCo ADS	Recitals
HoldCo ADS Trust	2.05(a)
HoldCo Approval Meetings	7.03(c)
HoldCo Board Recommendation	7.03(c)
HoldCo Converted PSU	2.06(c)
HoldCo Employee Benefit Plan	7.06(c)
HoldCo Merger Approvals	7.03(c)
HoldCo Restricted Stock	2.06(d)
HoldCo RSU	2.06(b)
HoldCo Securities	5.05(c)(iv)
HoldCo Share	2.01(a)
HoldCo Share Trust	2.05(b)
ICC	11.08
Illustrative Steps Plan	7.03(d)
Indemnified Person	7.05(a)
Intentional Breach	10.02
Joint Proxy Statement/Prospectus	4.09(a)(ii)
Merger Consideration	2.03(b)(i)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Merger-Related Litigation	6.06
Mergers	2.02
New Commitment Letter	7.07(b)
Original Financing Failure	7.07(b)
Parent	Preamble
Parent Assumed Option Award	2.07(a)
Parent Capitalization Date	5.05
Parent Contribution	2.01(a)
Parent Contribution Meeting	7.03(a)
Parent Converted Restricted Stock Award	2.07(b)

Term	Section
Parent Converted SU	2.07(c)
Parent Disclosures and Filings	4.09(b)
Parent Entities	Recitals
Parent Entity Approvals	5.02
Parent Equity Securities	5.05(b) (iv)
Parent Fee Designee	10.03(a)(i)(B)
Parent Filings	5.07(a)
Parent Material Affiliate Contract	5.19(a)(iii)
Parent Material Contract	5.19(b)
Parent Mergers	2.11
Parent No Vote Termination Fee	10.03(b)(i)
Parent Permits	5.12(b)
Parent Restructuring	2.01(b)
Parent Restructuring Board Recommendation	7.03(b)(i)
Parent Restructuring Meetings	7.03
Parent Shareholder Support Agreement	Recitals
Parent SU	2.07(c)
Parent Subsidiary Securities	5.06(b)(iii)
Preferred Certificates	2.04(a)(ii)(A)
Preferred Stock Consideration	2.03(a)(ii)
Qualifying Company Acquisition Proposal	10.03(a)(iii)(B)
Remedial Actions	8.01
Representatives	6.03(a)
Required Competition Approvals	4.03(c)
Restrict Party	8.11
Restructuring Merger of Shares	2.01(b)
Reverse Termination Fee	10.03
Rules	11.03
Sanctions	4.12(d)
Second Closing	2.02(a)
Second Effective Time	2.02(d)
Second Merger	2.02
Section 6.05 Indemnitee	6.05(d)
Section 6.05(f) Indemnitee	6.05(f)
Surviving Corporation	2.02
Uncertificated Common Shares	2.04(a)(i)(B)
Uncertificated Preferred Shares	2.04(a)(ii)(B)
Uncertificated Shares	2.04(a)(ii)(B)

Section 1.02.          Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The table of contents, headings and captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections,

Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “, but not limited to,”, whether or not they are in fact followed by those words or words of like import.  The terms “dollars”, “$” and “U.S. $” shall mean United States dollars, the lawful currency of the United States of America. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  Except as otherwise specifically provide in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) in the case of agreements or instruments, by waiver or consent, and (ii) in the case of statutes, by succession of comparable successor statutes and any rules, regulations or interpretations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  After the consummation of the Parent Restructuring, the references to Parent in Sections 5.06, 5.10, 5.12, 5.13, 5.14, 5.16, 5.17, 5.18, 5.19, 7.09, 7.10, 8.03, 8.08, 8.10 and 11.04 (including any terms defined in such sections) shall be deemed to be references to HoldCo.

ARTICLE 2
The Parent Restructuring, Founders Cash Contribution and the Mergers

Section 2.01.          The Parent Restructuring.  (a)  Prior to the Closing, the Founding Controlling Parent Shareholders shall (i) contribute, transfer, convey, assign and deliver to HoldCo all or a portion of the Founding Controlling Parent Shareholders’ right, title and interest in, to and under their respective shares of Parent Stock, and will receive for each issued and outstanding share of Parent Stock so contributed 1 share of common stock of HoldCo (“HoldCo Share”), and such HoldCo Shares so issued to the Founding Controlling Parent Shareholders in the Parent Contribution shall constitute all of the issued and outstanding shares of HoldCo immediately following such Parent Contribution and (ii) make the Founders Cash Contribution (the transactions described in clauses (i) and (ii), collectively, the “Parent Contribution”).

(b)        Immediately following the Parent Contribution and prior to the Closing, the Parent Entities shall cause (i) the merger of all of the issued and outstanding shares of Parent by HoldCo, pursuant to which Parent shall become a wholly owned direct Subsidiary of HoldCo and each share of Parent Stock that is issued and outstanding at the time of such merger (including any shares held by any Founding Controlling Parent Shareholders that were not contributed in the Parent Contribution) shall be, without any action on the part of Parent or the holder of any shares of Parent Stock, canceled and converted into the right to receive one HoldCo Share (the “Restructuring Merger of Shares”, together with the Parent Contribution, the “Parent Restructuring”), such that the number of HoldCo Shares outstanding as of immediately after the Restructuring Merger of Shares equals the total number of shares of Parent Stock outstanding as of immediately prior to the Restructuring Merger of Shares.

Section 2.02.          The Mergers.  Following the consummation of the Parent Restructuring, at the First Effective Time, Merger Sub II shall be merged with and into the Company (the “First Merger”) in accordance with New York Law, whereupon the separate existence of Merger Sub II shall cease, and the Company shall be the surviving corporation of the First Merger (the “Surviving Corporation”). At the Second Effective Time, Merger Sub I shall be merged with and into HoldCo (the “Second Merger” and, together with the First Merger, the “Mergers”) in accordance with Applicable Law, whereupon the separate existence of Merger Sub I shall cease, and HoldCo shall be the surviving corporation of the Second Merger and the Surviving Corporation shall become a wholly owned direct subsidiary of HoldCo.

(a)        Subject to the provisions of Article 9, (i) the closing of the First Merger (the “First Closing”) shall take place (A) in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, as soon as possible, but in any event no later than five Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of such conditions by the party or parties entitled to the benefit thereof at the Closing) have been satisfied or, to the extent permitted by Applicable Law, waived by the party or parties entitled to the benefit of such conditions, or (B) at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing and (ii) the closing of the Second Merger (the “Second Closing”, together with the First Closing, the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, immediately following the consummation of the First Merger (the date on which the Closing occurs, the “Closing Date”).

(b)        At the First Closing, the Company and Merger Sub II shall file a certificate of merger executed in accordance with the relevant provisions of Applicable Law with the Department of State of the State of New York and with the Delaware Secretary of State and make all other filings or recordings required by Applicable Law in connection with the First Merger.  The First Merger shall become effective at such time as the certificate of merger is duly filed with the Department of State of the State of New York (or at such later time as may be agreed by Parent and the Company and specified in the certificate of merger) (the time the First Merger becomes effective being the “First Effective Time”).

(c)        From and after the First Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub II, all as provided under New York Law.

(d)        HoldCo shall duly file for registration the relevant minutes of HoldCo’s extraordinary general meeting that approved the Second Merger with the Board of Trade of the State of São Paulo within thirty days of the meeting date for such extraordinary general meeting. At the Second Closing, HoldCo and Merger Sub I shall file a certificate of merger executed in accordance with the relevant provisions of Applicable Law with the Delaware Secretary of State and make all other filings or recordings required by Applicable Law in connection with the Second Merger.  The Second Merger shall become effective at such time as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed by Parent and the Company and specified in the certificate of merger) (the time the Second Merger becomes effective being the “Second Effective Time”).

Section 2.03.          Conversion of Shares.

(a)        At the First Effective Time, by virtue of the First Merger and without any action on the part of Merger Sub II or the Company or any holder of the capital stock of the Company:

(i)        Except as otherwise provided in Section 2.03(a)(iii) or Section 2.03(a)(iv), each share of Company Common Stock issued and outstanding as of immediately prior to the First Effective Time shall be converted into the right to receive 1 validly issued and allotted, fully paid-up Merger Sub I Share, subject to adjustment in accordance with Section 2.08. As of the First Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the shares of Merger Sub I as set forth in the immediately preceding sentence, and any cash in lieu of fractional shares in accordance with Section 2.05.

(ii)       Except as otherwise provided in Section 2.03(a)(iii) or Section 2.03(a)(iv), each share of Company Series C Preferred Stock issued and outstanding as of immediately prior to the First Effective Time shall be converted into the right to receive the Per Share Liquidation Preference in cash without interest (the “Preferred Stock Consideration”). As of the First Effective Time, all such shares of Company Series C Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive Preferred Stock Consideration, to be paid in accordance with Section 2.04, without interest.

(iii)    Each share of Company Stock held by the Company as treasury stock immediately prior to the First Effective Time shall be canceled, and no payment shall be made with respect thereto.

(iv)     Each share of Company Stock held by Parent, Merger Sub I, HoldCo or by any Subsidiary of the Company, Parent, Merger Sub I or HoldCo immediately prior to the First Effective Time shall be converted into such number of shares of common stock of the Surviving Corporation such that Parent, Merger Sub I, HoldCo or each such Subsidiary, as applicable, owns the same percentage of Surviving Corporation immediately following the First Effective Time as Parent, Merger Sub I, HoldCo or such Subsidiary owned in the Company immediately prior to the First Effective Time.

(v)           Each share of common stock of Merger Sub II outstanding immediately prior to the First Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and, except as provided in Section 2.03(a)(iv), shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)      At the Second Effective Time by virtue of the Second Merger and without any action on the part of Merger Sub I or HoldCo or any holder of the capital stock of HoldCo or Merger Sub I Share:

(i)             Except as otherwise provided in Section 2.03(b)(ii) and Section 2.05 and subject to adjustment in accordance with Section 2.08, each Merger Sub I Share outstanding (and each right to receive such Merger Sub I Shares) as of immediately prior to the Second Effective Time shall be converted into the right to receive 0.300 (the “Exchange Ratio”) validly issued and allotted, fully paid-up HoldCo ADSs against the deposit of the requisite number of HoldCo Shares (together with the cash in lieu of fractional HoldCo ADSs (or HoldCo Shares) provided for in Section 2.05, the “Common Stock Consideration” and, together with the Preferred Stock Consideration, the “Merger Consideration”). Notwithstanding anything to the contrary in this Agreement, the holders of Merger Sub I Shares as of immediately prior to the Second Effective Time may elect to receive 0.300 validly issued and allotted, fully paid-up HoldCo Shares in lieu of the Common Stock Consideration, in which case (1) any and all HoldCo Shares delivered to such holders who have elected to receive HoldCo Shares shall, for all purposes of this Agreement, be deemed to be the Common Stock Consideration and (2) Parent shall be deemed to have satisfied its obligations under this Agreement with respect to HoldCo ADSs through the registration, issuance, delivery and listing of HoldCo Shares. The Merger Consideration shall be given in consideration for the acquisition by HoldCo of all of the assets and liabilities of Merger Sub I including but not limited to all the shares in the Surviving Corporation held by Merger Sub I. As of the Second Effective Time, all such Merger Sub I Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and shall thereafter represent only the right to receive the Common Stock Consideration and the right to receive any dividends or other distributions pursuant to Section 2.04(f), in each case to be issued or paid in accordance with Section 2.04, without interest, and any cash in lieu of fractional shares in accordance with Section 2.05.

(ii)       Each Merger Sub I Share (A) held by HoldCo or any of its Subsidiaries (including Parent), (B) held by Merger Sub I as treasury stock immediately prior to the Second Effective Time or (C) that was not issued in the First Merger pursuant to Section 2.03(a)(i) in exchange for a share of Company Common Stock shall be canceled, and no payment shall be made with respect thereto.

Section 2.04.          Surrender and Payment.

(a)        No later than five business days prior to the Closing Date, HoldCo shall appoint a bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the purpose of exchanging (i) for the Common Stock Consideration (A) certificates representing shares of Company Common Stock (the “Common Certificates”) or (B) uncertificated shares of Company Common Stock (the “Uncertificated Common Shares”), and (ii) for the Preferred Stock Consideration (A) certificates representing shares of Company Series C Preferred Stock (the “Preferred Certificates” and together with the Common Certificates, the “Certificates”) or (B) uncertificated shares of Company Series C Preferred Stock (the “Uncertificated Preferred” and together with the Uncertificated Common Shares, the “Uncertificated Shares”).  At or prior to the Closing, the Parent Entities shall have deposited, or shall have caused to be deposited with or provided to, (1) the Depositary Bank, or a nominee for the Depositary Bank, a number of HoldCo Shares equal to the aggregate number of HoldCo ADSs to be issued as Common Stock Consideration and (2) the Exchange Agent, in escrow (x) for the benefit of the holders of Company Common Stock, irrevocable written instruction to cause the aggregate number of HoldCo ADSs to be issued as Common Stock Consideration, (y) for the benefit of the holders of Company Common Stock, receipts (or uncertificated book-entries, as applicable) representing such aggregate number of HoldCo ADSs, and (z) for the benefit of the holders of the Series C Preferred Stock, an amount in cash in U.S. dollars sufficient to pay the Preferred Stock Consideration. In addition, the Parent Entities shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time at or after the Closing any dividends or distributions payable pursuant to Section 2.04(f). All cash and HoldCo ADS, whether evidenced by receipts or book-entries, together with any dividends or distributions and cash in lieu of fractional shares in accordance with Section 2.05 deposited with or provided to the Exchange Agent by or on behalf of HoldCo, shall be referred to in this Agreement as the “Exchange Fund”. If for any reason the Exchange Fund is inadequate to pay the amounts to which holders of Company Stock shall be entitled under Section 2.03, the Parent Entities shall promptly deposit, or cause to be deposited promptly, additional cash with the Exchange Agent sufficient to make all cash payments of the aggregate Preferred Stock Consideration and any cash payable in lieu of fractional HoldCo ADSs and additional HoldCo ADSs with the Exchange Agent (and additional HoldCo Shares with the Depositary Bank) sufficient to make all payments of the aggregate Common Stock Consideration, and Parent, HoldCo and the Surviving Corporation shall in any event be liable for payment thereof. Promptly after the Closing, (I) the Parent Entities will instruct the Exchange Agent to pay the Merger Consideration out of the Exchange Fund in accordance with the terms of this Agreement (and, for the avoidance of doubt, the Exchange Funds shall not be used for any purpose other than the delivery of the Merger Consideration) and (II) HoldCo shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock as of immediately prior to the First Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange. Subject to Section 2.04(e), the Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to ADSs held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of Persons entitled thereto. No later than ten (10) Business Days prior to the Closing Date, the Parent Entities shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement (the “Exchange Agent Agreement”).

(b)      At the First Effective Time, the stock transfer records of Merger Sub I shall record the issuance of all Merger Sub I Shares issuable in the First Merger as of the First Effective Time such that immediately following the First Effective Time such Merger Sub I Shares shall be deemed issued and outstanding Merger Sub I Shares. From and after the First Effective Time stock certificates previously evidencing ownership of shares of Company Common Stock converted in the First Merger into Merger Sub I Shares shall no longer evidence ownership of shares of Company Common Stock but shall evidence only ownership of the Merger Sub I Shares into which the Merger Sub I Shares previously represented by such stock certificates were converted in the First Merger.  Each holder of shares of Company Common Stock that have been converted into the right to receive Merger Sub I Shares in connection with the First Merger, and which Merger Sub I Shares are in turn converted into the right to receive the Merger Consideration in connection with the Second Merger, shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Common Stock Consideration or Preferred Stock Consideration, as applicable, in respect of the Company Stock represented by such Certificate or Uncertificated Share.  For the avoidance of doubt, pursuant to the foregoing provisions, each Person entitled to receive Merger Sub I Shares in the First Merger shall instead receive an equal number of HoldCo ADSs (or at such Person’s option, HoldCo Shares) to be issued following the Second Merger as the Common Stock Consideration.  The HoldCo ADSs constituting part of such Common Stock Consideration, at HoldCo’s option, shall be in uncertificated book-entry form, unless a physical ADR is requested by Person or is otherwise required by applicable Law, in which case the Parent Entities shall cause the Exchange Agent to send such physical ADR to such Person promptly in accordance with the Exchange Agent Agreement.  Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent for all purposes after the Closing only the right to receive such Merger Consideration and, in the case of Common Certificates and Uncertificated Common Shares, the right to receive any dividends or other distributions pursuant to Section 2.04(f), in each case, as contemplated by this Article 2.

(c)        If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)        After the First Effective Time, there shall be no further registration of transfers of shares of Company Stock.  If, after the Closing, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration payable in respect thereof provided for, and in accordance with the procedures set forth, in this Article 2.

(e)        Any portion of the Merger Consideration made available to the Depositary Bank or Exchange Agent pursuant to Section 2.04(a) that remains unclaimed by the holders of shares of Company Stock twelve months after the Closing shall be remitted to, or as designated by, HoldCo upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to HoldCo for payment of the Merger Consideration, and any dividends or other distributions with respect thereto pursuant to Section 2.04(f), in respect of such shares without any interest thereon.  Notwithstanding the foregoing, none of the Parent Entities or the Surviving Corporation shall be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.  Any amounts remaining unclaimed by holders of shares of Company Stock as of such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of HoldCo, free and clear of any claims or interest of any Person previously entitled thereto.

(f)        No dividends or other distributions with respect to HoldCo Shares or HoldCo ADSs, and no cash payment in lieu of fractional shares or HoldCo ADSs except as provided in Section 2.05, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 2.04.  Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the HoldCo Shares or HoldCo ADSs have been registered at the time of such surrender or transfer, (i) the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.05, (ii) at the time of such surrender or transfer, the dividends or other distributions with a record date after the Closing theretofore payable with respect to such HoldCo Shares or HoldCo ADSs and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Closing and prior to such surrender or transfer and with a payment date subsequent to such surrender or transfer payable with respect to such HoldCo Shares or HoldCo ADSs.

Section 2.05.           Fractional Shares.  (a)  No fractional HoldCo ADSs shall be issued in the Second Merger, but in lieu thereof each holder of Merger Sub I Shares (or the right to receive Merger Sub I Shares) otherwise entitled to a fractional HoldCo ADS will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.05, a cash payment in lieu of such fractional HoldCo ADS representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of HoldCo ADSs equal to the excess of (i) the aggregate number of HoldCo ADSs to be delivered to the Exchange Agent by HoldCo pursuant to Section 2.04(a) over (ii) the aggregate number of whole HoldCo ADSs to be distributed to the holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) pursuant to Section 2.04(a) (such excess, the “Excess ADSs”).  The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional HoldCo ADSs was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to HoldCo that would otherwise be caused by the issuance of fractional HoldCo ADSs. As soon as reasonably practicable after the Second Effective Time, the Exchange Agent, as agent for the holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) that would otherwise receive fractional HoldCo ADSs, shall sell the Excess ADSs at then prevailing prices on the NYSE in the manner provided in the remainder of this Section 2.05(a).  The sale of the Excess ADSs by the Exchange Agent shall be executed on the NYSE and shall be made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion.  Until the net proceeds of such sale or sales have been distributed to the applicable holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares), the Exchange Agent shall hold such net proceeds in trust for such holders that would otherwise receive fractional HoldCo ADSs (the “HoldCo ADS Trust”).  The Exchange Agent shall determine the portion of the HoldCo ADS Trust to which each applicable holder of Merger Sub I Shares (or the right to receive Merger Sub I Shares) shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the HoldCo ADS Trust by a fraction, the numerator of which is the amount of the fractional HoldCo ADS interest to which such holder of Merger Sub I Shares (or the right to receive Merger Sub I Shares) would otherwise be entitled and the denominator of which is the aggregate amount of fractional HoldCo ADS interests to which all holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) would otherwise be entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) in lieu of any fractional HoldCo ADS interests, the Exchange Agent shall make available such amounts to such holders without interest, subject to and in accordance with Section 2.04.

(b)        No fractional HoldCo Shares shall be issued in the Second Merger, but in lieu thereof each holder of Merger Sub I Shares (or the right to receive Merger Sub I Shares) otherwise entitled to a fractional HoldCo Shares will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.05, a cash payment in lieu of such fractional HoldCo Shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of HoldCo Shares equal to the excess of (i) the aggregate number of HoldCo Shares to be delivered to the Exchange Agent by HoldCo pursuant to Section 2.04(a) over (ii) the aggregate number of whole HoldCo Shares to be distributed to the holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) pursuant to Section 2.04(a) (such excess, the “Excess Shares”).  The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional HoldCo Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to HoldCo that would otherwise be caused by the issuance of fractional HoldCo Shares. As soon as reasonably practicable after the Second Effective Time, the Exchange Agent, as agent for the holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) that would otherwise receive fractional HoldCo Shares, shall sell the Excess Shares at then prevailing prices on the B3 in the manner provided in the remainder of this Section 2.05(b).  The sale of the Excess Shares by the Exchange Agent shall be executed on the B3 and shall be made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion.  Until the net proceeds of such sale or sales have been distributed to the applicable holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares), the Exchange Agent shall hold such net proceeds in trust for such holders that would otherwise receive fractional HoldCo Shares (the “HoldCo Share Trust”).  The Exchange Agent shall determine the portion of the HoldCo Share Trust to which each applicable holder of Merger Sub I Shares (or the right to receive Merger Sub I Shares) shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the HoldCo Share Trust by a fraction, the numerator of which is the amount of the fractional HoldCo Share interest to which such holder of Merger Sub I Shares (or the right to receive Merger Sub I Shares) would otherwise be entitled and the denominator of which is the aggregate amount of fractional HoldCo Share interests to which all holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) would otherwise be entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Merger Sub I Shares (or the right to receive Merger Sub I Shares) in lieu of any fractional HoldCo Share interests, the Exchange Agent shall make available such amounts to such holders without interest, subject to and in accordance with Section 2.04.

Section 2.06.          Company Equity Awards.  (a)  At or immediately prior to the Closing, each award of options to purchase shares of Company Common Stock (each, a “Company Stock Option”) and each award of stock appreciation rights with respect to shares of Company Common Stock (each, a “Company SAR”), in each case, granted under any equity compensation plan or arrangement of the Company (or otherwise), whether or not vested or exercisable, shall be canceled, and the Company shall pay to the holder of such Company Stock Option or Company SAR an amount (but not less than zero) in cash, without interest and less applicable withholding, determined by multiplying the excess, if any, of (x) the Per Share Cash-Out Price over (y) the per share exercise price of such Company Stock Option or Company SAR by the number of shares of Company Common Stock underlying such Company Stock Option or Company SAR as of immediately prior to the Closing. Any payment to which a holder of Company Stock Options or Company SARs becomes entitled pursuant to this Section 2.06(a) shall be made through the Surviving Corporation’s payroll as promptly as practicable (but no later than five days) following the Closing. For the avoidance of doubt, each Company Stock Option or Company SAR with an exercise price that is equal to or greater than the Per Share Cash-Out Price shall be canceled without any consideration to the holder thereof.

(b)        At or immediately prior to the Closing, each award of restricted stock units granted under any equity compensation plan or arrangement of the Company (or otherwise) with respect to Company Common Stock that is subject solely to time-based vesting (each, a “Company RSU”) and that is outstanding as of immediately prior to the Closing shall, by virtue of the Mergers, be converted into an award of restricted stock units (each, a “HoldCo RSU”) with respect to a number of HoldCo Shares (rounded up to the nearest number of whole shares) equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Closing and (ii) the Exchange Ratio.  Any vesting conditions and restrictions in effect in respect of such Company RSU (including provisions for accelerated vesting upon termination of employment) shall continue in full force and effect in respect of such HoldCo RSU and the vesting schedule and other provisions of such Company RSU shall otherwise remain unchanged as a result of the conversion of such Company RSU into such HoldCo RSU; provided, however, that: (1) each HoldCo RSU award shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to HoldCo Shares subsequent to the Closing; (2) HoldCo’s board of directors or any committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to each HoldCo RSU award; and (3) each HoldCo RSU award shall be subject to administrative procedures consistent with those in effect under the Company’s 2016 Omnibus Incentive Plan, as amended from time to time.

(c)        At or immediately prior to the Closing, each award of performance-contingent restricted stock units with respect to Company Common Stock (each, a “Company PSU”) that is outstanding as of immediately prior to the Closing shall, by virtue of the Mergers, be converted into an award of restricted stock units that is subject solely to time-based vesting (each, a “HoldCo Converted PSU”) with respect to a number of HoldCo Shares (rounded up to the nearest number of whole shares) equal to the product of (i) the target number of shares of Company Common Stock subject to such Company PSU immediately prior to the Closing and (ii) the Exchange Ratio.  Any vesting conditions and restrictions in effect in respect of such Company PSU (other than performance-based vesting conditions, but including provisions for accelerated vesting upon termination of employment) shall continue in full force and effect in respect of such HoldCo Converted PSU and the service-based vesting schedule and other provisions of such Company PSU shall otherwise remain unchanged as a result of the conversion of such Company PSU into such HoldCo Converted PSU; provided, however, that: (1) each HoldCo Converted PSU award shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares reclassification, recapitalization or other similar transaction with respect to HoldCo Shares subsequent to the Closing; (2) HoldCo’s board of directors or any committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to each HoldCo Converted PSU award; and (3) each HoldCo Converted PSU award shall be subject to administrative procedures consistent with those in effect under the Company’s 2016 Omnibus Incentive Plan, as amended from time to time.

(d)        At or immediately prior to the Closing, each share of Company Common Stock that is subject to an award of restricted Company Common Stock granted under any equity compensation plan or arrangement of the Company (“Company Restricted Stock”) that is outstanding as of immediately prior to the Closing shall be converted into HoldCo Shares in accordance with Section 2.03 hereof (“HoldCo Restricted Stock”). Any vesting conditions and restrictions in effect in respect of such Company Restricted Stock (including provisions for accelerated vesting upon termination of employment) shall continue in full force and effect in respect of such HoldCo Restricted Stock and the vesting schedule and other provisions of such Company Restricted Stock shall otherwise remain unchanged as a result of the conversion of such Company Restricted Stock into such HoldCo Restricted Stock; provided, however, that: (1) each HoldCo Restricted Stock award shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares reclassification, recapitalization or other similar transaction with respect to HoldCo Shares subsequent to the Closing; (2) HoldCo’s board of directors or any committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to each HoldCo Restricted Stock award; and (3) each HoldCo Restricted Stock award shall be subject to administrative procedures consistent with those in effect under the Company’s 2016 Omnibus Incentive Plan, as amended from time to time.

(e)        Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (i) the Closing or (ii) any termination of this Agreement in accordance with Article 10, the outstanding HoldCo Shares or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide HoldCo and the holders of Company Common Stock and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.06 shall be construed to permit any party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(f)        Prior to the Closing, HoldCo shall take all corporate action necessary to  (i) reserve for issuance a sufficient number of HoldCo Shares for issuance with respect to the Company Assumed Awards and (ii) cause the registration of the HoldCo Shares issuable with respect to the Company Assumed Awards to become effective as part of a registration statement on Form S-8, Form F-4 or Form F-3 as the case may be, or any successor or other appropriate forms, and, thereafter, HoldCo shall deliver to holders of Company Assumed Awards any applicable prospectus and shall maintain the effectiveness of such registration statement, including the current status of any related prospectus, for so long as the Company Assumed Awards remain outstanding.

(g)        At or prior to the Closing, the parties hereto shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.06. At least 15 days prior to providing to any employee any award amendments or similar governing documents implementing the treatment of the employee’s award in accordance with the provisions above, the Company shall provide the form of such documents to Parent and provide Parent a reasonable opportunity to consult with the Company with respect to such documentation.

Section 2.07.          Parent Equity Awards.

(a)        At or immediately prior to the Closing, each Parent Stock Option that is outstanding as of immediately prior to the Closing, whether or not vested or exercisable, shall by virtue of the Mergers, be assumed by HoldCo and converted into an award of options to acquire, on the same terms and conditions as were applicable to such Parent Stock Option as of immediately prior to the Closing, a number of HoldCo Shares equal to the number of shares of Parent Stock subject to such Parent Stock Option as of immediately prior to the Effective Time, at an exercise price per HoldCo Shares equal to the exercise price per share of such Parent Stock Option (each, a “Parent Assumed Option Award”).

(b)        At or immediately prior to the Closing, each share of Parent Stock that is subject to a Parent Restricted Stock Award that is outstanding as of immediately prior to the Closing shall be converted into 1 HoldCo Share in accordance with Section 2.01 (each, a “Parent Converted Restricted Stock Award”); provided, however, that any vesting conditions and restrictions on such Parent Converted Restricted Stock shall continue in full force and effect following such conversion.

(c)        At or immediately prior to the Closing, each award of restricted or performance restricted stock units with respect to Parent Stock (each, a “Parent SU”) that is outstanding as of immediately prior to the Closing shall, by virtue of the Mergers, be converted into, at Parent’s election, (i) an award of performance-contingent restricted stock units with respect to a number of HoldCo Shares equal to the number of shares of Parent Stock subject to such Parent SU as of immediately prior to Closing or (ii) an award of restricted stock units that is subject solely to time-based vesting with respect to a number of HoldCo Shares equal to the target number of shares of Parent Stock subject to such Parent SU immediately prior to the Closing (in each case, a “Parent Converted SU”).  Any vesting conditions and restrictions in effect in respect of such Parent SU (other than performance-based vesting conditions if such conditions no longer apply) shall continue in full force and effect in respect of such Parent Converted SU and the other provisions of such Parent SU shall otherwise remain unchanged as a result of the conversion of such Parent SU into such Parent Converted SU; provided, however, that: (1) each Parent Converted SU award shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares reclassification, recapitalization or other similar transaction with respect to HoldCo Shares subsequent to the Closing; (2) HoldCo’s board of directors or any committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to each Parent Converted SU award; (3) to the extent that any Parent Converted SUs continue to have performance-vesting conditions following the Closing, HoldCo’s board of directors may adjust such performance-vesting conditions to reflect the Mergers; and (4) each Parent Converted SU award shall be subject to administrative procedures consistent with those in effect under the applicable equity incentive plan.

(d)        Prior to the Closing, HoldCo shall take all corporate action necessary to (i) reserve for issuance a sufficient number of HoldCo Shares for issuance with respect to the Parent Assumed Awards and (ii) cause the registration of HoldCo Shares issuable with respect to the Parent Assumed Awards to become effective as part of a registration statement on Form F-8, Form F-4 or Form F-3 as the case may be, or any successor or other appropriate forms, and, thereafter, HoldCo shall deliver to holders of Parent Assumed Awards any applicable prospectus and shall maintain the effectiveness of such registration statement, including the current statuss of any related prospectus, for so long as the Parent Assumed Awards remain outstanding.

(e)        At or prior to the Closing, the parties hereto shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.07. At least 15 days prior to providing to any employee any award amendments or similar governing documents implementing the treatment of the employee’s award in accordance with the provisions above, Parent shall provide the form of such documents to the Company and provide the Company a reasonable opportunity to consult with Parent with respect to such documentation.

Section 2.08.           Adjustments.  Without limiting or affecting any of the provisions of Sections 6.01 or 7.01, if, during the period between the date of this Agreement and the Closing, any change in the outstanding shares of capital stock (or American Depositary Shares, as the case may be) of the Company or any of the Parent Entities shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, subdivision or other similar transaction (including, for the avoidance of doubt, the Profit Capitalization (as such term is defined in the Parent Disclosure Letter)), or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase shares of Company Common Stock granted under the Company’s stock option or compensation plans or arrangements, the Exchange Ratio, the Merger Consideration and any other amounts payable pursuant to this Agreement or similarly dependent items, as the case may be, shall be appropriately and equitably adjusted to eliminate the effect of such event and provide the holders of Company Stock the same treatment as contemplated by this Agreement immediately prior to such event.

Section 2.09.          Withholding Rights.

(a)        Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, HoldCo, the Company, the Surviving Corporation and Parent, and any of their respective Affiliates, shall be entitled to deduct and withhold from the consideration or any payment otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law, including U.S. federal, state, local or non-U.S. Tax law.  To the extent such amounts are so deducted or withheld and are paid over to the applicable Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(b)        Other than for income Tax withholding with respect to payments made in respect of Section 2.06, Section 2.09(d) or Section 7.06, if the Exchange Agent, HoldCo, the Company, the Surviving Corporation or Parent, or any of their respective Affiliates, as the case may be, determines that any deduction or withholding is required in respect of any payment to be made pursuant to this Agreement, the applicable withholding party shall use commercially reasonable efforts to provide to the Person in respect of whom such withholding or deduction shall otherwise be made, at least ten Business Days prior to the date of payment, written notice of the authority, basis and method of calculation for and the amount of the proposed withholding or deduction, and shall cooperate with any reasonable request from the Person on behalf of whom such deduction or withholding is proposed to be made to obtain reduction or relief therefrom.

(c)        Notwithstanding the provisions set forth in Section 2.09(a) none of the Exchange Agent, HoldCo, the Company, the Surviving Corporation, Parent, or any of their respective Affiliates shall be permitted to deduct and withhold any amounts in respect of payment of the Preferred Stock Consideration to a holder of Company Preferred Stock provided that the applicable holder of Company Preferred Stock provides an executed affidavit prepared in accordance with Treasury Regulations Section 1.1445-2(b)(2) certifying such holder’s U.S. status.

(d)        To the extent required by Applicable Law, HoldCo shall withhold from any non-Brazilian holder of Parent Stock any capital gain Tax triggered in the Restructuring Merger of Shares. To the extent necessary, HoldCo shall use reasonable efforts to engage in discussions with any non-Brazilian holder of Parent Stock to ensure (x) any capital gains Tax paid by HoldCo on behalf of such holder is minimized at the HoldCo level and (y) any potential costs to HoldCo are mitigated.

Section 2.10.          Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by HoldCo, the posting by such Person of a bond, in such reasonable amount HoldCo may direct, as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent or HoldCo, as applicable, will issue or pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3
Organizational Documents; Certain Governance Matters

Section 3.01.          Certificate of Incorporation.  Upon consummation of the First Merger, the certificate of incorporation of the Company in effect at the First Effective Time shall be amended and restated in its entirety at the First Effective Time to be identical to the certificate of incorporation of Merger Sub II in effect immediately prior to the First Effective Time, except that all references therein to Merger Sub II shall be amended pursuant to the certificate of merger and shall become references to the Surviving Corporation and the provisions of the certificate of incorporation of Merger Sub II relating to the incorporator of Merger Sub II shall be omitted, until thereafter amended in accordance with Applicable Law.

Section 3.02.          Bylaws.

(a)        Upon consummation of the First Merger, the bylaws of Merger Sub II in effect at the First Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law, except that all references therein to Merger Sub II shall become references to the Surviving Corporation.

(b)        Upon consummation of the Second Merger, the bylaws of HoldCo in effect at the Second Effective Time shall be as set forth in Exhibit 3.02 and shall be the bylaws of HoldCo from and after the Second Effective Time until amended in accordance with Applicable Law.

Section 3.03.          Directors and Officers.

(a)        From and after the First Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub I at the First Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Merger Sub I at the First Effective Time shall be the officers of the Surviving Corporation, in each case unless otherwise mutually agreed in writing by Parent and the Company.

(b)        The directors and officers of HoldCo at the Second Effective Time shall be comprised of (i) the directors and officers of HoldCo at the Second Effective Time and (ii) the three directors mutually agreed by the Company and Parent (or, after the consummation of the Parent Restructuring, HoldCo) pursuant to Section 7.10, in each case until their successors are duly elected or appointed and qualified in accordance with Applicable Law.

ARTICLE 4
Representations and Warranties of the Company

Subject to Section 11.05, except (x) as disclosed in any of the Company Filings or (y) as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and HoldCo as of the date of this Agreement and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date), that:

Section 4.01.          Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York. The Company has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement.

Section 4.02.          Corporate Authorization.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Mergers, have been duly authorized by all necessary corporate action on the part of the Company.  The affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock and the Company Preferred Stock, voting together as a single class on an as-converted basis, is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the First Merger (the “Company Shareholder Approval”).  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject, as to enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b)        At a meeting duly called and held on or prior to the date hereof, the Company’s board of directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s shareholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) directed that the approval of the Mergers and adoption of this Agreement be submitted to a vote at a meeting of the Company’s shareholders and (iv) recommended approval of the Mergers and adoption of this Agreement by the shareholders of the Company (such recommendation, the “Company Board Recommendation”).  Except as permitted by Section 6.03, the Company’s board of directors has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.03.          Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the First Merger with the Department of State of New York and the filing of a certificate of merger with the Delaware Secretary of State, (b) with respect to the Second Merger, the required registration with the Board of Trade of the State of São Paulo and companies register and the filing of a certificate of merger with the Delaware Secretary of State, (c) the filings, consents, approvals, authorizations, clearances or other actions under any Competition Laws applicable to the Mergers and the expiration or termination of any applicable waiting periods thereunder (the “Required Competition Approvals”), (d) the filing with the SEC of the Form F-4 and the Joint Proxy Statement/Prospectus contained therein and any amendments or supplements thereto, and other filings required under, and compliance with any applicable requirements of, the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws, (e) compliance with any applicable requirements of the NYSE, and (f) any other actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.Each Required Competition Approval is set forth in Section 4.03 of the Company Disclosure Letter.

Section 4.04.          Non-Contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming that the consents, approvals and filings referred to in Section 4.03 are obtained and made, as applicable, and receipt of the Company Shareholder Approval, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming that the consents, approvals and filings referred to in Section 4.03 are obtained and made, as applicable, and receipt of the Company Shareholder Approval, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding upon the Company or any of its Subsidiaries or any Company Permit or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05.          Capitalization.  (a) The authorized capital stock of the Company consists of (x) 1,500,000,000 shares of Company Common Stock and (y) 25,000,000 shares of Company Preferred Stock.  As of the close of business on May 20, 2019 (the “Capitalization Date”), (i) 662,424,230 shares of Company Common Stock (including 212,558,344 shares of Company Common Stock held in treasury accounts, 7,313,506 shares of Company Common Stock held by Avon International Operations, Inc. and Company Restricted Stock) were issued and outstanding, (ii) 435,000 shares of Company Series C Preferred Stock were issued and outstanding (and 100,000,000 shares of

Company Common Stock were reserved and held in treasury for issuance in connection with a conversion of such outstanding Company Series C Preferred Stock), (iii) no shares of Company Series D Preferred Stock were issued and outstanding, (iv) no shares of Company Series B Junior Participating Preferred Stock were issued and outstanding, (v) 19,444,836 shares of Company Common Stock were subject to outstanding Company Stock Options (of which Company Stock Options to purchase an aggregate of 9,529,669 shares of Company Common Stock were exercisable), (vi) 496,969 shares of Company Common Stock were subject to outstanding Company SARs (of which 170,381 were exercisable), (vii) 8,003,358 shares of Company Common Stock were subject to outstanding Company RSUs, and (viii) 6,834,403 shares of Company Common Stock were subject to outstanding Company PSUs (assuming the target level of attainment of the applicable performance conditions).  All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other equity compensation plan or arrangement will, in each case, be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.  As of the date hereof, the Stated Value (as defined in the certificate of incorporation of the Company) with respect to each share of Company Series C Preferred Stock equals $1,174.01 per share.

(b)        There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote.  Except as set forth in Section 4.05(a) and for changes since the Capitalization Date resulting from (x) the exercise of Company Stock Options and Company SARs outstanding on such date or issued after such date and (y) the settlement of Company RSUs and Company PSUs outstanding on such date or issued after such date, as of the Capitalization Date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interests in, the Company (including restricted shares), (ii) securities of the Company (including performance shares or units) convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, the Company (other than the Company Preferred Stock), (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any shares of capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, the Company (other than the Company Preferred Stock) or (iv) stock appreciation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or voting securities of, or other ownership interests in, the Company, in each case that are issued by the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Equity Securities”).  As of the date hereof, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Equity Securities.  Neither the Company nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Company Equity Securities or the distribution of any dividends by the Company or any of its Subsidiaries.

(c)        No Subsidiary or controlled Affiliate of the Company owns any Company Equity Securities.

Section 4.06.           Subsidiaries.  (a) Except as would not be material to the Company and its Subsidiaries, taken as a whole, each Subsidiary of the Company has been duly organized and is validly existing under the laws of its jurisdiction of organization in all material respects. Each Subsidiary of the Company is, where applicable, in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for where the failure to be so qualified or in good standing, or those licenses, authorizations, permits, consents and approvals the absence of which, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Subsidiaries of the Company as of December 31, 2018 and their respective jurisdictions of organization are identified in the Company’s annual report on Form 10-K for the year ended December 31, 2018.

(b)        All of the outstanding capital stock or other voting securities of, or other ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien (other than Liens arising under applicable securities Laws or under clause (iii), (iv) or (v) of the definition of Permitted Liens).  As of the date of this Agreement, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of, or other ownership interests in, or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”), other than Company Subsidiary Securities directly or indirectly owned by the Company or any of its wholly-owned Subsidiaries.  As of the date of this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire (i) any Company Subsidiary Securities or (ii) any equity interests or securities of any other Person.  As of the date of this Agreement, except for the capital stock or other voting securities of, or other ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person.

Section 4.07.          SEC Filings and the Sarbanes-Oxley Act.  (a) The Company and its Subsidiaries have filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since December 31, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated by reference therein, the “Company Filings”). No Subsidiary of the Company is required to file any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b)       As of its filing date (and as of the date of any amendment), each Company Filing complied, and each Company Filing filed subsequent to the date hereof will comply as to form in all material respects with the applicable requirements of the NYSE, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c)       As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company Filing filed pursuant to the 1934 Act did not, and each Company Filing filed pursuant to the 1934 Act subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)        Each Company Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment or supplement became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)       The Company is, and since January 1, 2016 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(f)        The Company has established and maintained since January 1, 2016, and continues to maintain disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act).  Such disclosure controls and procedures are designed to timely report to the Company’s principal executive officer and principal financial officer material information required to be included in the Company’s periodic and current reports required under the 1934 Act.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(g)       The Company has established and maintained since January 1, 2016, and continues to maintain a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls over financial reporting.  The Company has made available to Parent prior to the date of this Agreement copies of the Company’s management representation letters to the Company’s auditors since January 1, 2016.

(h)        Since January 1, 2016, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings, to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act and were not.

Section 4.08.           Financial Statements.  (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company Filings fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

(b)        From January 1, 2016 to the date of this Agreement, the Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are the subject of any material review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 4.09.           Disclosure Documents.  (a) None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) HoldCo’s registration statement on Form F-4 to effect the registration under the Securities Act of the HoldCo Shares that will be issued to holders of Company Common Stock pursuant to this Agreement (the “Form F-4”), the Form F-6 or the Form 8-A will, at the time each such registration statement is filed with the SEC and at the time it becomes effective under the 1933 Act or the 1934 Act, as applicable, and (ii) the proxy statement relating to the meeting of the Company’s shareholders to be held in connection with the transactions contemplated by this Agreement (the “Joint Proxy Statement/Prospectus”) will, at the date the Joint Proxy Statement/Prospectus is mailed to shareholders of the Company or at the time of the meetings of shareholders of the Company to be held in connection with the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The portions of the Form F-4, the Joint Proxy Statement/Prospectus, the Form F-6 and the Form 8-A supplied by the Company will comply as to form in all material respects with the provisions of the 1993

Act and the 1934 Act and the rules and regulations thereunder.  The representations and warranties contained in this Section 4.09(a) will not apply to statements or omissions included or incorporated by reference in the Form F-4, the Joint Proxy Statement/Prospectus, the Form F-6 or the Form 8-A based upon information supplied by any of the Parent Entities or any of their Representatives expressly for inclusion therein, as applicable.

(b)        None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in any and all required materials to be filed with a Governmental Authority in connection with the Parent Restructuring or the Mergers, and the registration of HoldCo with the CVM (the “Parent Disclosures and Filings”) will, at the time of such disclosure contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The representations and warranties contained in this Section 4.09(b) will not apply to statements or omissions included or incorporated by reference in the Parent Disclosures and Filings based upon information supplied by any of the Parent Entities or any of their Representatives expressly for inclusion therein.

Section 4.10.           Absence of Certain Changes.  (a) Since the Company Balance Sheet Date, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice in all material respects and (ii) there has not been any event, occurrence, development, change or state of circumstances or facts that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing without Parent’s consent, would constitute a breach of any provision under clauses (d), (g), (l), (m), (n), (o) of Section 6.01 (but, in the case of clause (o), excluding any restructuring or recapitalization of any of the Company’s Subsidiaries) or under clause (p) of Section 6.01 with respect to each of the foregoing.

Section 4.11.           No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (a) disclosed and provided for in the Company Balance Sheet or in the notes thereto, (b) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (c) incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet and (d) arising out of this Agreement or incurred in connection with the transactions contemplated hereby.

Section 4.12.          Compliance with Applicable Law.  (a) The businesses of each of the Company and each of its Subsidiaries are conducted, and since January 1, 2016, have been conducted in compliance with all Applicable Laws, except for failures to comply that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No investigations by any Governmental Authority are pending, or, to the Knowledge of the Company, threatened, nor has any Governmental Authority given notice to the Company, with respect to any violation of Applicable Law, except for investigations or violations that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. There is no Order outstanding against the Company or any of its Subsidiaries that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or that in any manner seeks to prevent, enjoin, alter or materially delay the Mergers or any of the other transactions contemplated hereby.

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries as presently conducted (the “Company Permits”).  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms of the Company Permits and there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of, with or without notice or lapse of time or both, any Company Permit.

(c)        Since January 1, 2016, none of the Company, any of its Subsidiaries or Affiliates or any of their respective directors, officers, employees or, to the Knowledge of the Company, any agent or representative, of the Company or any of its Subsidiaries or Affiliates, has, in the course of his, her or its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated any provision of any Anti-Bribery Law; or (iv) directly or indirectly made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any communication from any Governmental Authority that alleges that the Company or any of its Subsidiaries, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Bribery Laws.  Since January 1, 2016, the Company and its Subsidiaries and its Affiliates have conducted their businesses in compliance with Anti-Bribery Laws and have instituted and maintain policies and procedures designed to promote and achieve compliance with such laws and the matters referred to in this Section 4.12(c).

(d)        The Company and each of its Subsidiaries is and since January 1, 2016, has been in compliance in all material respects with, and has not been penalized for, or under investigation by a Governmental Authority with respect to, and, to the Knowledge of the Company, has not been threatened to be charged with or given notice of any violation of, any relevant Applicable Laws related to export control or laws related to sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union or any other relevant sanctions authority (collectively, “Sanctions”). Since January 1, 2016, the Company and its Subsidiaries and its Affiliates have conducted their respective businesses in compliance with Sanctions laws and have instituted and maintain policies and procedures designed to promote and achieve compliance with such laws and the matters referred to in this Section 4.12(d).

Section 4.13.           Litigation.  There is no action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries may be liable, before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that, if determined or resolved adversely to the Company, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14.           Properties.  (a)  Section 4.14(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all real property owned by the Company and its Subsidiaries (the “Company Owned Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its applicable Subsidiaries have good and valid fee simple title (or its jurisdictional equivalent) to all Company Owned Real Property, free and clear of all Liens other than Permitted Liens.  There are no outstanding options or rights of first refusal in favor of any Person to purchase or lease the Company Owned Real Property and no leases or possessory interests have been granted to any Person with respect to the Company Owned Real Property.

(b)        Section 4.14(b) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of each material real property that the Company or any of its Subsidiaries leases, subleases or licenses as tenant, subtenant or licensee (the “Company Leased Real Property”, together with the Company Owned Real Property, the “Company Real Property”, and any lease, sublease or license (including all modifications, extensions, amendments or supplements thereto) with respect to any Company Leased Real Property, a “Company Lease” and collectively, the “Company Leases”).  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its applicable Subsidiaries have valid leasehold or license (or its jurisdictional equivalent) interests in all Company Leased Real Property, free and clear of all Liens other than Permitted Liens. Neither the Company nor any of its Subsidiaries is a sublessor or grantor under any sublease or other instrument granting another Person any right to the possession, use or occupancy of any Company Leased Real Property. Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Lease is in full force and effect, and is a valid and binding Contract of the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as applicable, and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, and

(ii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party to a Company Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, such Company Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Company Lease, nor has the Company or any of its Subsidiaries delivered notice to any other party to a Company Lease that such other party has breached, violated or defaulted under any Company Lease that remains uncured as of the date hereof.

(c)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Real Property and any plants, buildings, structures and equipment thereon owned or leased by the Company and its Subsidiaries are in good operating condition and repair and have been maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same, ordinary wear and tear excepted), are adequate and suitable for their present use.

(d)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, the material machinery, equipment, furniture, fixtures and other tangible material personal property and assets used by the Company or any of its Subsidiaries.

(e)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no actions pending nor, to the Knowledge of the Company, threatened against or affecting the Company Owned Real Property or any portion thereof or interest therein in the nature of condemnation or eminent domain proceedings.

Section 4.15.           Intellectual Property.  (a)  Section 4.15(a) of the Company Disclosure Letter contains a true and complete list of all material registrations and applications for registration of any Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all of the material Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiaries (including those Intellectual Property Rights set forth in Section 4.15(a) of the Company Disclosure Letter); (ii) the Company  and each of its Subsidiaries owns, or has a valid license to use (in each case, free and clear of any Liens (other than Permitted Liens)), all material Intellectual Property Rights used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted; (iii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person; (iv) to the Knowledge of the Company, no

Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property Right owned by and/or exclusively licensed to the Company or any of its Subsidiaries; (v) neither the Company nor any of its Subsidiaries has received any written notice, charge, complaint, claim or demand, and there is no pending or, to the Knowledge of the Company, threatened in writing, claim, action, suit, order or proceeding (A) with respect to any Intellectual Property Right owned or used by the Company or any of its Subsidiaries, challenging the validity, ownership or enforceability of any such Intellectual Property Right or (B) alleging that the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person; (vi) the execution and delivery of this Agreement by the Company or the public announcement or consummation by the Company of this Agreement, the Mergers and the other transactions contemplated hereby will not alter, encumber, impair or extinguish any of the Company’s or any of its Subsidiaries’ rights to any Intellectual Property Right material to the Company or any of its Subsidiaries; (vii) the owned Intellectual Property Rights of the Company and its Subsidiaries are subsisting and to the Knowledge of the Company, valid and in full force and effect; (viii) no material Intellectual Property Right of the Company or any of its Subsidiaries is subject to any outstanding Order restricting the use of such Intellectual Property Rights; (ix) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all material Trade Secrets (whose value to the Company or any of its Subsidiaries derives from such Trade Secret being confidential) owned, used or held for use by the Company or any of its Subsidiaries and no such Trade Secrets have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements; (x) the IT Assets of the Company and its Subsidiaries operate and perform in all material respects in a manner that permits the Company and its Subsidiaries to conduct the business of the Company and its Subsidiaries as currently conducted and to the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets; and (xi) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

(c)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain policies and procedures regarding data security and privacy that are in compliance with all applicable Privacy and Information Security Requirements.  To the Knowledge of the Company, the collection, use, storage, processing and dissemination by  the Company and its Subsidiaries of any and all Personal Data is and, since January 1, 2016, has been in material compliance with all Privacy and Information Security Requirements and the Company and its Subsidiaries have not received any notice of any actual or alleged suit, investigation or other claim alleging violation thereof.  To the Knowledge of the Company, there has been no security violation, unintentional destruction, unauthorized access, loss, alteration, exfiltration, disclosure of or disablement or other breach, in each case of a material nature, of or related to any Personal Data processed by or on behalf of the Company or any of its Subsidiaries.

Section 4.16.          Taxes.  (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its

Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true and complete in all material respects.

(b)        The Company and each of its Subsidiaries has paid (or has had paid on its behalf) all material Taxes due and payable, whether or not shown as due on any Tax Return, or, where payment of a material Tax is not yet due, has established (or has had established on its behalf) in accordance with GAAP an adequate accrual for such material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c)        There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Knowledge of the Company, threatened in writing by a Taxing Authority against or with respect to the Company or any of its Subsidiaries in respect of any material Tax or material Tax asset.

(d)        Any deficiency resulting from any audit or examination by any Taxing Authority has been timely paid and there is no material deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material Taxes due and owing by the Company or any of its Subsidiaries.

(e)        During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction governed or intended to be governed by Section 355 of the Code.

(f)        The Company and each of its Subsidiaries has properly withheld, and timely paid over to the appropriate Taxing Authority, all material Taxes that it was required under Applicable Law to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, shareholder, vendor or other Person.

(g)        Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 or any similar provision of non-U.S. law.

(h)        Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (i) between or among the Company and/or any of its Subsidiaries or (ii) not primarily related to Taxes and entered into in the ordinary course of business).

(i)        As of the date hereof, neither the Company nor any of its Subsidiaries has executed (or had executed on its behalf) any outstanding waivers or extensions regarding the application of the statute of limitations with respect to any material Taxes or material Tax Returns.

(j)        There are no liens for material Taxes upon any assets of the Company or any of its Subsidiaries (other than Permitted Liens).

(k)        No jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return has made a claim in writing that the Company or any of its Subsidiaries is required to file a Tax Return for such jurisdiction.

(l)        Neither the Company nor any of its Subsidiaries has (i) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or non-U.S. law that is currently in effect; (ii) extended the time within which to file any Tax Return (other than an automatic extension not requiring the consent of any Taxing Authority), which Tax Return has since not been filed; or (iii) granted to any person any power of attorney that is currently in force with respect to any Tax matter.

(m)     All related party transactions involving the Company or any of its Subsidiaries are at arm’s length in material compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any Applicable Law.  Each of the Company and its Subsidiaries has maintained the necessary documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provision of any Applicable Law.

(n)       The Company and each of its Subsidiaries have conducted all aspects of their business in accordance in all material respects with the terms and conditions of all Tax rulings and Tax concessions that were provided by any relevant Taxing Authority.

(o)       The outstanding shares of capital stock of the Company are not registered in a register kept in the United Kingdom.

(p)       Neither the Company nor any of its Subsidiaries (i) is or has been a member of an affiliated, consolidated, combined or unitary group (other than one of which the Company or any of its Subsidiaries was the common parent) or (ii) has any liability for any Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or as a transferee or successor, other than any liability for a member of the group of which the Company or any of its Subsidiaries is or was the common parent.

(q)        Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) closing agreement or settlement with a Taxing Authority executed before the Closing, (ii) prepaid amounts or advanced billings received on or before the Closing, (iii) installment sale or open transaction disposition made on or before the Closing, (iv) election pursuant to Section 108(i) of the Code made on or before the Closing or (v) change in method of accounting pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. law) relating to an item reported for a Pre-Closing Tax Period.

(r)        Any material fee, assessment or other charge based on escheat, abandoned or unclaimed property laws has been remitted to the appropriate Governmental Authority.

(s)        None of the Company’s Subsidiaries has participated in or cooperated with, or has agreed to participate in or cooperate with, an international boycott within the meaning of Section 999 of the Code.

(t)        Neither the Company nor any of its Subsidiaries (i) has knowledge of any facts or has taken or intends to take any action that would reasonably be expected to prevent the Transaction from qualifying for the Intended U.S. Tax Treatment or (ii) has failed to take or intends to fail to take any action the omission of which would reasonably be expected to jeopardize the Transaction from qualifying for the Intended U.S. Tax Treatment.

Section 4.17.          Employees and Employee Benefit Plans.  (a)  Section 4.17(a) of the Company Disclosure Letter contains a correct and complete list identifying each material Company Employee Plan and specifies whether such plan is a US Company Employee Plan or an International Company Employee Plan.  For each material Company Employee Plan, the Company has made available to Parent a copy of such plan (or a description, if such plan is not written) and all amendments thereto and (i) if such plan is a US Company Employee Plan (as applicable), (A) all trust agreements, insurance contracts or other funding arrangements and amendments thereto, (B) the current prospectus or summary plan description and all summaries of material modifications, (C) the most recent favorable determination or opinion letter from the IRS, (D) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto and (E) the most recently prepared actuarial report and financial statements and (ii) if such plan is an International Company Employee Plan, documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents required to be provided in the foregoing clause (i).

(b)        No Key Employee has indicated in writing to the Company or any of its Subsidiaries that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date.

(c)        Except as would not reasonably be expected to have, individually or in the aggregate, any material liability, with respect to any Company Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause the Company or any of its Subsidiaries to incur any liability under ERISA or the Code.

(d)        No Company Employee Plan that is a Title IV Plan is in “at-risk status” (within the meaning of Section 303(i)(4) of ERISA) and, to the Knowledge of the Company, no condition exists that could reasonably be expected to constitute grounds for termination of any such Title IV Plan by the PBGC.  Except as would not reasonably be expected to have, individually or in the aggregate, any material liability, since January 1, 2013, none of the following events has occurred in connection with any Company

Employee Plan that is a Title IV Plan:  (i) a “reportable event,” within the meaning of Section 4043 of ERISA, other than any such event for which the 30-day notice period has been waived by the PBGC, (ii) any event described in Section 4062 or 4063 of ERISA, or (iii) the receipt of any communication or inquiry from the PBGC which could reasonably be expected to result in a process in which additional plan funding measures or guaranties would be required in excess of minimum contributions required under the Code.  Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) has (i) engaged in any transaction described in Section 4069 or 4212(c) of ERISA or (ii) incurred, or reasonably expects to incur, any liability under (x) Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA or (y) Section 4971 of the Code.  None of the assets of the Company and its Subsidiaries are now, nor are they reasonably expected to be, subject to any lien imposed under Section 303(k) of ERISA or Section 430(k) of the Code by reason of a failure of the Company or any of its ERISA Affiliates (or any predecessor of any such entity) to make timely installments or other payments required under Section 412 of the Code.

(e)        Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) contributes to (or has any obligation to contribute to), or has in the past six years contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any Multiemployer Plan.

(f)        Each US Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and no circumstances exist that would reasonably be expected to result in any such determination letter being revoked or not being issued.  Each trust created under any such US Company Employee Plan is exempt from Tax under Section 501(a) of the Code.  Each US Company Employee Plan has been maintained in compliance in all material respects with its terms and with the requirements of Applicable Law, including ERISA and the Code. No events have occurred with respect to any Employee Plan that could reasonably be expected to result in payment or assessment by or against the Company of any material amount of excise taxes under ERISA or the Code.

(g)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions, premiums and payments that are due have been made for each Company Employee Plan within the time periods prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles.

(h)        Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any current or former Company Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan or otherwise, or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after Closing, HoldCo or any of its Subsidiaries, to merge, amend or terminate any Company Employee Plan.  There is no contract, plan or arrangement (written or otherwise) covering any current or former Company Service Provider that, individually or collectively, (x) would entitle such Company Service Provider to any tax gross-up or similar payment from the Company or any of its Subsidiaries (y) could give rise to the payment of any amount that would not be deductible due to the application of Section 280G or 162(m) of the Code, except, in the case of clause (y), as would not reasonably be expected to have, individually or in the aggregate, any material liability.

(i)        Neither the Company nor any of its Subsidiaries has any material current or projected liability for, and no Company Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Company Service Provider (other than coverage (x) mandated by Applicable Law, including COBRA or (y) where the cost of coverage is borne solely by the Company Service Provider).

(j)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no action, suit, investigation, audit, proceeding or claim (or any basis therefore) (other than routine claims for benefits) pending against or involving, or, to the Knowledge of the Company, threatened against or involving any Company Employee Plan before any arbitrator or any Governmental Authority, including the IRS or the Department of Labor.  The Company and its Subsidiaries are, and have been since January 1, 2016, in compliance in all material respects with all (i) Applicable Laws with respect to labor relations, employment and employment practices, including those relating to labor management relations, wages, hours, overtime, employee and independent contractor (or equivalent) classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes (collectively, “Employment Laws”) and (ii) Collective Bargaining Agreements, Contracts with current or former Company Service Providers and Contracts with Governmental Authorities (collectively, “Company Employment Contracts”).  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no, and since January 1, 2016, there has not been any, action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before or by any Governmental Authority or arbitrator, including the Equal Employment Opportunity Commission or any similar state, local or foreign agency, with respect to any Employment Laws or Company Employment Contracts.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has been notified of any administrative procedure, including any audit or infraction notice, before the Secretariat of Labor of the Ministry of Economy (Secretaria do  Trabalho do Ministério da

Economia) or any administrative procedure, term of adjustment of conduct (termo de ajuste de conduta or termo de compromisso – TAC), civil action filed by the Public Prosecutor Office of Labor Affairs (Ministério Público do Trabalho).

(k)       Neither the Company nor any of its Subsidiaries has any material liability with respect to misclassification of any person as an independent contractor (or equivalent) rather than as an employee. There is no, and since January 1, 2016, there has not been any material, action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by, on behalf of or with respect to any independent contractor (or equivalent) regarding misclassification or relating to compensation, benefits, entitlements, legal rights or protections under any Applicable Laws covering such individuals.

(l)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each International Company Employee Plan (i) has been maintained in compliance in all respects with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles. From and after the Closing Date, HoldCo and its Affiliates will receive the full benefit of any funds, accruals and reserves under the International Company Employee Plans.  No International Company Employee Plan is a defined benefit pension plan.

(m)     Neither the Company nor any of its Subsidiaries is or since January 1, 2016, has been party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement.  To the Knowledge of the Company, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Company Service Provider.  There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving Company Service Providers.  The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or, to the Knowledge of the Company, to consummate any of the transactions contemplated hereby.

(n)       The Company and each of its Subsidiaries is, and has been since January 1, 2016, in material compliance with WARN and has no material liabilities or other obligations thereunder.  Neither the Company nor any of its Subsidiaries has taken any action that would reasonably be expected to cause HoldCo or any of its Affiliates to have any material liability or other material obligation following the Closing Date under WARN.

(o)        Section 4.17(o) of the Company Disclosure Letter contains a true and complete list of all outstanding Company Stock Options, Company SARs, Company RSUs, Company PSUs and Company Restricted Stock, including with respect to each such award, as applicable, the holder, date of grant, exercise price, vesting schedule, expiration date and number of shares of Company Common Stock subject thereto.

Section 4.18.           Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no unresolved notice, notification, demand, request for information, citation, summons or Order has been received, no unresolved complaint has been filed, no unresolved penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the Knowledge of the Company, is threatened by any Person relating to the Company or any of its Subsidiaries and relating to or arising under any Environmental Law; (ii) neither the Company nor any of its Subsidiaries, since January 1, 2016, has been notified of any administrative procedure, including any audit or infraction notice or any administrative procedure, term of adjustment of conduct (termo de ajuste de conduta or termo de compromisso – TAC), or civil action filed relating to or arising under any Environmental Law; (iii) the Company and its Subsidiaries are and since January 1, 2016, have been  in compliance with all Environmental Laws and all Environmental Permits required for their respective business conducted currently or at any time since January 1, 2016; and (iv) there has been no release, spill, discharge or disposal of, or exposure to, any Hazardous Substance that has resulted in, or would reasonably be expected to result in, liabilities or obligations of the Company, any of its Subsidiaries or any of their respective legal predecessors relating to or arising under any Environmental Law.

Section 4.19.          Product Liability; Ingredients; Product Testing.  (a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2016, (i) all Products of the Company or its Subsidiaries have been labeled, promoted, distributed, manufactured, sold and/or marketed in compliance with all requirements under Applicable Law and (ii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any act or failed to commit any act that would reasonably be expected to result in, and there has been no occurrence that would reasonably be expected to give rise to or form the basis of, any product liability or product defect.

(b)        Since January 1, 2016, the Company has not received any written notice in connection with any Products of the Company or its Subsidiaries of any claim or allegation against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been a party or subject to any action, suit or proceeding pending against, or, to the Knowledge of the Company, any action, suit, investigation or proceeding threatened against or affecting, the Company or any of its Subsidiaries as a result of the manufacturing, storage, quality, packaging or labeling of any Product of the Company or its Subsidiaries sold or distributed by or on behalf of the Company or any of its

Subsidiaries, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)        Since January 1, 2016, neither the Company nor any of its Subsidiaries has been required by any Governmental Authority to make any recall or withdrawal of any Product, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.20.          Material Contracts.  (a)  Neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts, other than Contracts solely among the Company and its wholly owned Subsidiaries, as of the date hereof:

(i)             any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)            any Contract with respect to a partnership, joint venture or other similar arrangement whereby the Company or any of its Subsidiaries holds an equity interest or similar participation interest;

(iii)         any Contract that (A) limits in any material respect the freedom of the Company or any of its Affiliates to compete in any line of business or geographic region, or with any Person, or otherwise restricts in any material respect the research, development, manufacture, marketing, distribution or sale of any product or service by the Company or any of its Affiliates or (B) is reasonably likely to provide for revenues or expenses of $20 million annually or more and requires the Company and its Affiliates to work exclusively with any Person in any geographic region, or which could so limit the freedom or restrict the activities of HoldCo and its Affiliates after the Closing, in each case which Contract after the First Effective Time would be binding upon HoldCo or any of its Subsidiaries (other than the Company or any of its Subsidiaries);

(iv)         (A) any Contract that contains “most favored nation” provisions for the benefit of the counterparty to such Contract which is reasonably likely to provide for revenues or expenses of $20 million annually or more or (B) any Contract that grants any right of first refusal, right of first offer, put, call or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any person or assets at a purchase price, in each case which would reasonably be expected to exceed, or the fair market value of the equity interests or assets of which would be reasonably likely to exceed, $20 million;

(v)           any Contract relating to indebtedness for borrowed money or any financial guarantee (whether incurred, assumed, guaranteed or secured by any asset), in each case in excess of $25 million, other than (A) Contracts solely among the Company and its wholly owned Subsidiaries, (B) Contracts relating to financial guarantees in respect of Company Leases and (C) Contracts relating to working capital lines of credit incurred in the ordinary course of business;

(vi)          any Contract relating to any loan or other extension of credit made by the Company or any of its Subsidiaries, in each case in excess of $15 million, other than (A) Contracts solely among the Company and its wholly owned Subsidiaries and (B) accounts receivable in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

(vii)        any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which the Company or any of its Subsidiaries has continuing obligations (including “earn-outs” and indemnities) that would reasonably be expected to result in any material future obligations, liabilities or exposure to the Company or any of its Affiliates;

(viii)       any Contract that contains (A) an exclusive license or other exclusive grant of rights by or to the Company or any of its Subsidiaries with respect to Intellectual Property Rights or (B) a license or other grant of rights to the Company or any of its Subsidiaries with respect to Intellectual Property Rights, in each case with an annual payment in excess of $15 million;

(ix)         any Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the other sub-clauses of this Section 4.20(a) that (A) involves future expenditures or receipts by the Company or any of its Subsidiaries of more than $25 million in any one-year period and (B) cannot be terminated by the Company or its applicable Subsidiary(ies) on less than 60 days’ notice without material payment or penalty;

(x)            any Contract between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act), on the other hand, including any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such officer, director, Affiliate, associate or immediate family member, that was entered into other than on arms-length terms; or

(xi)         any stockholders, investors rights, registration rights or similar agreement or arrangement.

(b)        The Company has made available to Parent a true and complete copy of each Contract required to be disclosed pursuant to Section 4.20(a) (each, a “Company Material Contract”).  Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company Material Contracts is in full force and effect, and is a valid and binding Contract of the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as applicable, and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, and (ii) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Company Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, such Company Material Contract, and, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Company Material Contract.

(c)        Any amendment or modification of any the Avon NA Sale Agreement requires the prior written consent of either the Company or one of its wholly owned Subsidiaries.

Section 4.21.          Biodiversity and Local Communities.  The Company and each of its Subsidiaries has implemented and maintains policies and procedures reasonably designed to address child labor, abuse of labor conditions, slavery, discrimination and/or any other violation of human rights.

Section 4.22.          Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) all insurance policies of the Company and any of its Subsidiaries relating to its business, assets and operations (the “Company Insurance Policies”) are in full force and effect and all premiums thereon have been timely paid or, if not yet due, accrued, (b) there is no claim pending under the Company’s or any of its Subsidiaries’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, (c) the Company and its Subsidiaries are in compliance with the terms of such policies and bonds, (d) to the Knowledge of the Company, as of the date of this Agreement, there is no threatened termination of, or material premium increase with respect to, any of such policies or bonds and (e) the Company Insurance Policies are of the type and in the amounts customarily carried by Persons conducting business similar to the business of the Company and its Subsidiaries.

Section 4.23.           Finders’ Fees.  Except for Goldman Sachs International and PJT Partners LP, the financial arrangements (including arrangements relating to future engagement or appointment obligations) in connection with the transactions contemplated by this Agreement have been disclosed in writing to Parent prior to the date hereof, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who would be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 4.24.          Opinion of Financial Advisors.  The board of directors of the Company has received the opinion of Goldman Sachs International, as financial advisor to the Company, and the non-Cerberus directors of the board of directors of the Company has received the opinion of PJT Partners LP, as financial advisor to such directors, each to the effect that, as of the date of this Agreement and based upon and subject to the qualifications, assumptions, limitations and other matters set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Company Common Stock

(other than the Parent Entities and their Affiliates).  A written copy of such opinions will be delivered as promptly as practicable after the date hereof to Parent for informational purposes only.

Section 4.25.           Antitakeover Statutes.  The Company has no “rights plan,” “rights agreement,” or “poison pill” in effect.  Assuming the accuracy of the representation set forth Section 5.05(d), the Company has taken all action necessary to exempt the Mergers, this Agreement and the transactions contemplated hereby from Section 912 of New York Law, and, accordingly, no antitakeover or similar statute or regulation applies or purports to apply to any such transactions, and no other “control share acquisition,” “fair price,” “moratorium,” “business combination” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement, the Mergers or any of the other transactions contemplated hereby.

ARTICLE 5
Representations and Warranties of Parent and HoldCo

Subject to Section 11.05, except (x) as disclosed in any of the Parent Filings or (y) as set forth in the Parent Disclosure Letter, Parent (or, after the consummation of the Parent Restructuring, HoldCo) represents and warrants to the Company with respect to itself and the other Parent Entities as of the date of this Agreement and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date), that:

Section 5.01.          Corporate Existence and Power.  Each of the Parent Entities is duly formed or incorporated, validly existing and (where applicable) in good standing under the laws of its jurisdiction of formation or incorporation.  Each of the Parent Entities has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those powers, licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Each of the Parent Entities is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of (i) the bylaws of Parent and (ii) the certificate of incorporation and bylaws of each of the other Parent Entities, each as in effect on the date of this Agreement.

Section 5.02.          Corporate Authorization.  The execution, delivery and performance by each of the Parent Entities of this Agreement and the consummation by each of the Parent Entities of the transactions contemplated hereby are within the Parent Entities’ respective corporate powers and, except for the Parent Entity Approvals, the approval of the Mergers and the adoption of this Agreement by HoldCo and Merger Sub I, as the sole shareholders of the Merger Subs as contemplated by Section 7.02, have been duly authorized by all necessary corporate action on the part of each of the Parent Entities, as applicable, and such approval has not and shall not have been at Closing rescinded, modified or withdrawn.  The Founding Controlling Parent Shareholders hold, and will at the time of the Parent Restructuring Meeting, Parent Contribution Meeting and HoldCo Approval Meeting hold, more than half of the voting shares of each of HoldCo and Parent, and the affirmative vote of the Founding Controlling Parent Shareholders (the “Parent Entity Approvals”) (as holders of more than half of the voting shares of HoldCo and Parent) is the only vote of the holders of any of the Parent Entities’ capital stock necessary in connection with the consummation of the Parent Restructuring and the Mergers, including the issuance of the HoldCo Shares underlying the HoldCo ADSs constituting Common Stock Consideration, or in connection with the consummation of the Parent Mergers.  This Agreement has been duly executed and delivered by each of the Parent Entities and constitutes a valid and binding agreement of each of the Parent Entities enforceable against each of them in accordance with its terms (subject, as to enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03.          Governmental Authorization.  The execution, delivery and performance by each of the Parent Entities of this Agreement and the consummation by each of the Parent Entities of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the First Merger with the Department of State of New York and the Delaware Secretary of State, (b) with respect to the Second Merger, the required registration with the Board of Trade of the State of São Paulo and companies register, the filing of a certificate of merger with the Delaware Secretary of State, (c) the Required Competition Approvals, (d) the filing with the SEC of the Form F-4 and the Joint Proxy Statement/Prospectus contained therein and any amendments or supplements thereto, and other filings required under, and compliance with any applicable requirements of, the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws, (e) compliance with any applicable requirements of the NYSE to permit the HoldCo ADSs that are to be issued as Common Stock Consideration to be listed on the NYSE, (f) the filing with the Board of Trade of the State of São Paulo of the corporate documents related to the consummation by Parent and HoldCo of the transactions contemplated hereby, including the Parent Restructuring and the occurrence and completion of the applicable proceedings before the Brazilian Federal Revenue (including the updating, suspension and cancellation of applicable registrations) and the compliance with the applicable requirements of the CVM and B3, and (g) any other actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.Each Required Competition Approval is set forth in Section 5.03 of the Parent Disclosure Letter.

Section 5.04.           Non-Contravention.  Except as otherwise described in Section 5.04 of the Parent Disclosure Letter, the execution, delivery and performance by each of the Parent Entities of this Agreement and the consummation by each of the Parent Entities of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation, bylaws, articles of association or other applicable constitutional documents of any of the Parent Entities, (b) assuming that the consents, approvals and filings referred to in Section 5.03 are obtained and made, as applicable, and receipt of the Parent Entity Approvals, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming that the consents, approvals and filings referred to in Section 5.03 are obtained and made, as applicable, and receipt of the Parent Entity Approvals, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which any of the Parent Entities or any of their Subsidiaries is entitled under any provision of any Contract binding upon any of the Parent Entities or any of their Subsidiaries or any Parent Permit or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of any of the Parent Entities or any of their Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05.          Capitalization.  (a)  As of the close of business on May 20, 2019 (the “Parent Capitalization Date”), the authorized share capital of Parent consists of 441,310,125 shares of Parent Stock.  As of the Parent Capitalization Date, (i) 431,401,815 shares of Parent Stock were issued (including 153,930 shares of Parent Stock held in treasury accounts), (ii) 9,607,151 shares of Parent Stock were subject to outstanding Parent Stock Options or Parent Restricted Stock (of which Parent Stock Options or Parent Restricted Stock to purchase an aggregate of 2,136,593 shares of Parent Stock were exercisable), (iii) zero shares of Parent Stock were subject to Parent SUs and (iv) 218,058,616 shares of Parent Stock were held by the Founding Controlling Parent Shareholders.  As of the date hereof HoldCo has no authorized capital and 100 outstanding shares of capital stock, all of which have been duly issued, are fully paid and nonassessable and are owned directly by the Founding Controlling Parent Shareholders free and clear of any Liens (other than Liens under applicable securities laws or the Parent Shareholder Support Agreement). The authorized capital stock of Merger Sub I consists of 1,000 shares of common stock, par value $0.01 per share as of the date hereof (and shall be par value $0.25 per share as of immediately prior to the Closing), and all outstanding shares of capital stock of Merger Sub I have been duly issued, are fully paid and nonassessable and are owned directly by HoldCo free and clear of any Liens (other than Liens under applicable securities laws). The authorized capital stock of Merger Sub II consists of 1,000 shares of common stock, par value $0.01 per share, and all outstanding shares of capital stock of Merger Sub II have been duly issued, are fully paid and nonassessable and are owned directly by Merger Sub I free and clear of any Liens (other than Liens under applicable securities laws). All outstanding shares of share capital of Parent and HoldCo have been, and all shares that may be issued pursuant to any employee stock option or other equity compensation plan or arrangement will, in each case, be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.  All HoldCo Shares that may be issued as the Common Stock Consideration and all HoldCo Shares underlying the HoldCo ADSs that may be issued as the Common Stock Consideration, will be, when issued in accordance with this Agreement, duly authorized, validly issued and allotted, fully paid and nonassessable, and ranking pari passu in all respects with the HoldCo Shares outstanding immediately prior to the Second Effective Time; and free of preemptive rights, and will not be subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or similar right under any provision of Applicable Law, any of the Parent Entities’ organizational documents or any Contract to which any of the Parent Entities is a party or is otherwise bound.  The HoldCo ADSs to be issued pursuant to the Mergers will be at Closing validly issued in accordance with the Deposit Agreement, free and clear of any Liens, and issued in compliance with all Applicable Laws, and the persons in whose names ADRs evidencing such HoldCo ADSs are registered will be entitled to the rights of registered holders of such ADRs specified therein and in the Deposit Agreement.

(b)       There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote.  Except as set forth in Section 5.05(a), as of the Parent Capitalization Date, there are no issued, reserved for issuance or outstanding (i) shares of share capital or other voting securities of, or other ownership interests in, Parent (including restricted shares), (ii) securities of Parent (including performance shares or units) convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligations of Parent to issue, any shares of share capital or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of share capital or other voting securities of, or other ownership interests in, Parent or (iv) stock appreciation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of share capital or voting securities of, or other ownership interests in, Parent, in each case that are issued by Parent (the items in clauses (i) through (iv) being referred to collectively as “Parent Equity Securities”). As of the date hereof, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Equity Securities.  Neither Parent nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Parent Equity Securities or the distribution of any dividends by Parent or any of its Subsidiaries.

(c)       There are no outstanding bonds, debentures, notes or other indebtedness of HoldCo, Merger Sub I or Merger Sub II having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of HoldCo, Merger Sub I or Merger Sub II  may vote.  Except as contemplated by the Parent Restructuring, there are no issued, reserved for issuance or outstanding (i) shares of share capital or other voting securities of, or other ownership interests in, HoldCo, Merger Sub I or Merger Sub II, (ii) securities of HoldCo, Merger Sub I or Merger Sub II convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, HoldCo, Merger Sub I or Merger Sub II, (iii) warrants, calls, options or other rights to acquire from HoldCo, Merger Sub I or Merger Sub II, or other obligations of HoldCo, Merger Sub I or Merger Sub II to issue, any shares of share capital or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of share capital or other voting securities of, or other ownership interests in, HoldCo, Merger Sub I or Merger Sub II or (iv) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of share capital or voting securities of, or other ownership interests in, HoldCo, Merger Sub I or Merger Sub II, in each case that are issued by HoldCo, Merger Sub I or Merger Sub II (the items in clauses (c)(i) through (c)(iv) being referred to collectively as “HoldCo Securities”).  Other than withdrawal rights that may result from the Parent Restructuring under Brazilian Corporation Law, there are no outstanding obligations of HoldCo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any HoldCo Securities.  Neither HoldCo nor any of its Subsidiaries is a party to any agreement with respect to the voting of any HoldCo Securities or the distribution of any dividends by HoldCo or any of its Subsidiaries.

(d)        No Parent Entity nor any controlled Affiliate of any Parent Entity beneficially owns, directly or indirectly, any Company Stock or other Company Equity Securities.

Section 5.06.          Subsidiaries.  (a)  Except as would not be material to Parent and its Subsidiaries, taken as a whole, each Subsidiary of Parent has been duly organized and is validly existing under the laws of its jurisdiction of organization in all material respects. Each Subsidiary of Parent is, where applicable, in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for where the failure to be so qualified or in good standing, or those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)        All of the outstanding capital stock or other voting securities of, or other ownership interests in, each Subsidiary of Parent is owned by Parent, directly or indirectly, free and clear of any Lien (other than Liens arising under applicable securities Laws or under clause (iii), (iv) or (v) of the definition of Permitted Liens).  As of the date of this Agreement, there are no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of Parent, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of, or other ownership interests in, or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”).  As of the date of this Agreement, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire (i) any Parent Subsidiary Securities or (ii) any equity interests or securities of any other Person.  As of the date of this Agreement, except for the capital stock or other voting securities of, or other ownership interests in, its Subsidiaries, Parent does not own, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person.

Section 5.07.          CVM Filings.  (a)  Parent has filed with or furnished to the CVM all Parent CVM Disclosures and all other reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the CVM by Parent since December 31, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated by reference therein, the “Parent Filings”).

(b)        As of its filing date (and as of the date of any amendment), each Parent Filing complied, and each Parent Filing filed subsequent to the date hereof will comply as to form in all material respects with the applicable requirements of B3, the applicable CVM ruling and Applicable Law, as the case may be.

(c)        As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent Filing did not, and each Parent Filing subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)        Each Parent Filing that is a registration statement, as amended or supplemented, if applicable, as of the date such registration statement or amendment or supplement became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)        Parent has established and maintained since January 1, 2016, and continues to maintain disclosure controls and procedures according to its disclosure policy.  Such disclosure controls and procedures are designed to timely report to Parent’s investor relations officers material information required to be included in Parent’s material fact notices or periodic and current reports required under CVM rulings.

(f)        Parent has established and maintained since January 1, 2016, and continues to maintain a system of internal controls over financial reporting, compliance and corporate risks sufficient to provide reasonable assurance regarding the reliability of the Parent’s financial reporting and the preparation of Parent’s consolidated financial statements for external purposes in accordance with the Accounting Practices Adopted in Brazil.  Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls over financial reporting.  Parent has made available to the Company prior to the date of this Agreement a true and complete summary of any such disclosure made by management to Parent’s auditors and audit committee since January 1, 2016.

(g)        Since January 1, 2016, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings, to which Parent or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under CVM rulings and were not.

(h)        Since January 1, 2016, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of B3.

Section 5.08.          Financial Statements.  (a)  The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent Filings fairly present in all material respects, in conformity with the Accounting Practices Adopted in Brazil applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

(b)        From January 1, 2016 to the date of this Agreement, Parent has not received written notice from the CVM or any other Governmental Authority indicating that any of its accounting policies or practices are the subject of any material review, inquiry, investigation or challenge by the CVM or any other Governmental Authority.

Section 5.09.           Disclosure Documents.  (a)  None of the information supplied or to be supplied by any of the Parent Entities for inclusion or incorporation by reference in (i) the Form F-4, the Form F-6 or the Form 8-A will, at the time such registration statement is filed with the SEC and at the time it becomes effective under the 1933 Act or the 1934 Act, as applicable ,or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus is mailed to shareholders of the Company or at the time of the meeting of shareholders of the Company to be held in connection with the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The portions of the Form F-4, the Joint Proxy Statement/Prospectus, the Form F-6 and the Form 8-A supplied by the Parent Entities will comply as to form in all material respects with the provisions of the 1993 Act and the 1934 Act and the rules and regulations thereunder.  The representations and warranties contained in this Section 5.09(a) will not apply to statements or omissions included or incorporated by reference in the Form F-4, the Joint Proxy Statement/Prospectus, the Form F-6 or the Form 8-A based upon information supplied by the Company or any of its Representatives expressly for inclusion therein, as applicable.

(b)        None of the information supplied or to be supplied by any of the Parent Entities for inclusion or incorporation by reference in the materials to be prepared for approval of the Parent Disclosures and Filings will, at the time of their respective filings and/or disclosures, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The portions of the Parent Disclosures and Filings supplied by the Parent Entities will comply as to form in all material respects with the provisions of each of the Parent Entities’ corporate documents, the Brazilian Corporation Law and CVM rules and the rules and regulations thereunder.  The representations and warranties contained in this Section 5.09(b) will not apply to statements or omissions included or incorporated by reference in the Parent Disclosures and Filings based upon information supplied by the Company or any of its Representatives expressly for inclusion therein.

Section 5.10.           Absence of Certain Changes.  Since the Parent Balance Sheet Date, (a) the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practice in all material respects and (b) there has not been any event, occurrence, development, change or state of circumstances or facts that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11.           No Undisclosed Material Liabilities.  There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (a) disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (b) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (c) incurred in the ordinary course of business consistent with past practice since the date of the Parent Balance Sheet and (d) arising out of this Agreement or incurred in connection with the transactions contemplated hereby.

Section 5.12.           Compliance with Applicable Law.  (a)  The businesses of each of Parent and each of its Subsidiaries are conducted, and since January 1, 2016 have been conducted, in compliance with all Applicable Laws, except for failures to comply that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.  No investigations by any Governmental Authority are pending, or, to the Knowledge of Parent, threatened, nor has any Governmental Authority given notice to Parent with respect to any violation of Applicable Law, except for investigations or violations that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. There is no Order outstanding against Parent or any of its Subsidiaries that would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, or that in any manner seeks to prevent, enjoin, alter or materially delay the Mergers or any of the other transactions contemplated hereby.

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of Parent and its Subsidiaries as presently conducted (the “Parent Permits”).  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance with the terms of the Parent Permits and there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of, with or without notice or lapse of time or both, any Parent Permit.

(c)        Since January 1, 2016, none of Parent, any of its Subsidiaries or Affiliates or any of their respective directors, officers, employees or, to the Knowledge of Parent, any agent or representative of Parent or any of its Subsidiaries or Affiliates, has, in the course of his, her or its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated any provision of any Anti-Bribery Law; or (iv) directly or indirectly made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.  Since January 1, 2016, neither Parent nor any of its Subsidiaries has received any communication from any Governmental Authority that alleges that Parent or any of its Subsidiaries, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Bribery Laws.  Since January 1, 2016, Parent and its Subsidiaries and its Affiliates have conducted their businesses in compliance with Anti-Bribery Laws and have instituted and maintain policies and procedures designed to promote and achieve compliance with such laws and the matters referred to in this Section 5.12(c).

(d)        Parent and each of its Subsidiaries is and since January 1, 2016, has been in compliance in all material respects with, and has not been penalized for, or under investigation by a Governmental Authority with respect to, and, to the Knowledge of Parent, has not been threatened to be charged with or given notice of any violation of, any relevant Applicable Laws related to export control or laws related to Sanctions.  Since January 1, 2016, Parent and its Subsidiaries and its Affiliates have conducted their respective businesses in compliance with Sanctions laws and have instituted and maintain policies and procedures designed to promote and achieve compliance with such laws and the matters referred to in this Section 5.12(d).

Section 5.13.           Litigation.  There is no action, suit, investigation or proceeding pending against, or, to the Knowledge of Parent, threatened against or affecting, Parent or any of its Subsidiaries or for which the Parent or any of its Subsidiaries may be liable, before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that, if determined or resolved adversely to Parent, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.14.           Intellectual Property.  (a)  Section 5.14(a) of the Parent Disclosure Letter contains a true and complete list of all material registrations and applications for registration of any Intellectual Property Rights owned by Parent or any of its Subsidiaries.

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all of the material Intellectual Property Rights owned or purported to be owned by Parent or its Subsidiaries (including those Intellectual Property Rights set forth in Section 5.14(a) of the Parent Disclosure Letter); (ii) Parent and each of its Subsidiaries owns, or has a valid license to use (in each case, free and clear of any Liens (other than Permitted Liens)), all material Intellectual Property Rights used in or necessary for the conduct of the business of Parent and its Subsidiaries as currently conducted; (iii) to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person; (iv) to the Knowledge of Parent, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property Right owned by and/or exclusively licensed to Parent or any of its Subsidiaries; (v) neither Parent nor any of its Subsidiaries has received any written notice, charge, complaint, claim or demand and there is no pending or, to the Knowledge of Parent, threatened in writing, claim, action, suit, order or proceeding (A) with respect to any Intellectual Property Right owned or used by Parent or any of its Subsidiaries, challenging the validity, ownership or enforceability of any such Intellectual Property Right or (B) alleging that Parent or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person; (vi) the execution and delivery of this Agreement by the Parent Entities or the public announcement or consummation of this Agreement by the Parent Entities, the Mergers and the other transactions contemplated hereby will not alter, encumber, impair or extinguish any of the Parent’s or any of its Subsidiaries’ rights to any Intellectual Property Right material to Parent or any of its Subsidiaries; (vii) the owned Intellectual Property Rights of Parent and its Subsidiaries are subsisting and to the Knowledge of Parent, valid and in full force and effect; (viii) no material Intellectual Property Right of Parent or any of its Subsidiaries is subject to any outstanding Order restricting the use of such Intellectual Property Rights; (ix) Parent and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all material Trade Secrets (whose value to the Parent or any of its Subsidiaries derives from such Trade Secret being confidential) owned, used or held for use by Parent or any of its Subsidiaries and no such Trade Secrets have been disclosed other than to employees, representatives and agents of Parent or any of its Subsidiaries all of whom are bound by written confidentiality agreements; (x) the IT Assets of the Parent and its Subsidiaries operate and perform in all material respects in a manner that permits Parent and its Subsidiaries to conduct the business of Parent and its Subsidiaries as currently conducted and to the Knowledge of Parent, no Person has gained unauthorized access to the IT

Assets; and (xi) Parent and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

(c)        Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries maintain policies and procedures regarding data security and privacy that are in compliance with all Privacy and Information Security Requirements.  To the Knowledge of Parent, the collection, use, storage, processing and dissemination by Parent and its Subsidiaries of any and all Personal Data is and, since January 1, 2016, has been in material compliance with all applicable Privacy and Information Security Requirements and Parent and its Subsidiaries have not received any notice of any actual or alleged suit, investigation or other claim alleging violation thereof.  To the Knowledge of Parent, there has been no security violation, unintentional destruction, unauthorized access, loss, alteration, exfiltration, disclosure of or disablement or other breach, in each case of a material nature, of or related to any Personal Data processed by or on behalf of Parent or any of its Subsidiaries.

Section 5.15.       Taxes.  (a)  All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Parent, HoldCo or any of their respective Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true and complete in all material respects. Each of Parent, HoldCo and their respective Subsidiaries has paid (or has paid on its behalf) all material Taxes due and payable, whether or not shown as due on any Tax Return, or where payment of a material Tax is not yet due, has established (or has had established on its behalf) in accordance with GAAP an adequate accrual for such material Taxes through the end of the last period for which Parent or HoldCo or any of their respective Subsidiaries ordinarily record items on their respective books.

(b)        Parent, HoldCo and their respective Subsidiaries have maintained sufficient and accurate files and records in all material respects, including all material information (i) required to file Tax Returns, (ii) that has been filed or submitted to any Taxing Authority and (iii) that is required to be kept under any Applicable Law.

(c)        There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Knowledge of Parent, or the knowledge of HoldCo or any of the Subsidiaries of Parent or HoldCo, threatened in writing by a Taxing Authority against or with respect to Parent, HoldCo or any of their respective Subsidiaries in respect of any material Tax or material Tax asset.

(d)        All material deficiencies for Taxes asserted or assessed in writing against the Parent, HoldCo or any of their respective Subsidiaries have been fully and timely paid, settled, disputed or properly reflected in the financial statements.

(e)        Parent, HoldCo and their respective Subsidiaries have properly withheld, and timely paid over to the appropriate Taxing Authority, all material Taxes that it was required under Applicable Law to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, shareholder, vendor or other Person.

(f)        None of Parent, HoldCo or any of their respective Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (i) between or among Parent, HoldCo or any of their respective Subsidiaries or (ii) not primarily related to Taxes and entered into in the ordinary course of business).

(g)        As of the date hereof, none of Parent, HoldCo or any of their respective Subsidiaries has executed (or had executed on its behalf) any outstanding waivers regarding the application of the statute of limitations with respect to any material Taxes or material Tax Returns.

(h)       There are no liens for material Taxes upon any assets of Parent, HoldCo or any of their respective Subsidiaries (other than Permitted Liens).

(i)         No jurisdiction where Parent, HoldCo or any of their respective Subsidiaries does not file a Tax Return has made a claim in writing that Parent, HoldCo or any of their respective Subsidiaries is required to file a Tax Return for such jurisdiction.

(j)        All related party transactions involving Parent, HoldCo or any of their respective Subsidiaries are at arm’s length in material compliance with Applicable Law. Each of Parent, HoldCo and their respective Subsidiaries has maintained the necessary documentation (including any applicable transfer pricing studies) in connection with such related party transactions in accordance with Applicable Law.

(k)        Parent, HoldCo and their respective Subsidiaries have conducted all aspects of their business in accordance in all material respects with the terms and conditions of all Tax rulings and Tax concessions that were provided by any relevant Taxing Authority.

(l)         None of Parent, HoldCo or any of their respective Subsidiaries (i) is or has been a member of an affiliated, consolidated, combined or unitary group (other than one of which Parent, HoldCo or any of their respective Subsidiaries was the common parent) or (ii) has any liability for any Taxes of any other Person as a transferee or successor, other than any liability for a member of the group of which Parent, HoldCo or any of their respective Subsidiaries is or was the common parent.

(m)     Any material fee, assessment or other charge based on escheat, abandoned or unclaimed property Laws has been remitted to the appropriate Governmental Entity.

(n)        None of Parent, HoldCo or any of their respective Subsidiaries (i) has knowledge of any facts or has taken or intends to take any action that would reasonably be expected to prevent the Transaction from qualifying for the Intended U.S. Tax Treatment or (ii) has failed to take or intends to fail to take any action the omission of which would reasonably be expected to jeopardize the Transaction from qualifying for the Intended U.S. Tax Treatment.

(o)        HoldCo, directly or through a “qualifying subsidiary” (as defined in Section 1.367(a)-3(c)(5)(vii) of the Treasury Regulations) or a “qualifying partnership” (as defined in Section 1.367(a)-3(c)(5)(viii) of the Treasury Regulations), satisfies the “active trade or business” test as defined in Section 1.367(a)-3(c)(3) of the Treasury Regulations.

Section 5.16.          Employees and Employee Benefit Plans.  (a)  Section 5.16(a) of the Parent Disclosure Letter contains a correct and complete list identifying each material Parent Employee Plan and specifies whether such plan is a US Parent Employee Plan or an International Parent Employee Plan.  For each material Parent Employee Plan, Parent has made available to the Company a copy of such plan (or a description, if such plan is not written) and all amendments thereto and, if applicable, (A) the current prospectus or summary plan description and all summaries of material modifications and (B) the most recently prepared actuarial report and financial statements of such plan.

(b)        Neither Parent nor any of its ERISA Affiliates has sponsored, maintained, contributed to or been required to sponsor, maintain or contribute to, or has any actual or contingent liability under, any Parent Employee Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan. Neither Parent nor any of its ERISA Affiliates (nor any predecessor of any such entity) contributes to (or has any obligation to contribute to), or has in the past six years contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any Multiemployer Plan.

(c)        Each US Parent Employee Plan has been maintained in compliance in all material respects with its terms and with the requirements of Applicable Law, including ERISA and the Code. No events have occurred with respect to any Parent Employee Plan that could reasonably be expected to result in payment or assessment by or against Parent of any material amount of excise taxes under Applicable Law.

(d)        Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any current or former Parent Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Parent Employee Plan or otherwise, or (iii) limit or restrict the right of Parent or any of its Subsidiaries to merge, amend or terminate any Parent Employee Plan.  There is no contract, plan or arrangement (written or otherwise) covering any current or former Parent Service Provider that, individually or collectively, would entitle such Parent Service Provider to any tax gross-up or similar payment from Parent or any of its Subsidiaries.

(e)        Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has any current or projected liability for, and no Parent Employee Plan provides, any post-

employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Parent Service Provider (other than coverage (x) mandated by Applicable Law, including COBRA or (y) where the cost of coverage is borne solely by the Parent Service Provider).

(f)        Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no action, suit, investigation, audit, proceeding or claim (or any basis therefore) (other than routine claims for benefits) pending against or involving, or, to the Knowledge of Parent, threatened against or involving any Parent Employee Plan before any arbitrator or any Governmental Authority, including the IRS or the Department of Labor.  Parent and its Subsidiaries are, and have been since January 1, 2016, in compliance in all material respects with all Collective Bargaining Agreements, Contracts with current or former Parent Service Providers and Contracts with Governmental Authorities.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has been notified of any administrative procedure, including any audit or infraction notice, before the Ministry of Labor and Employment (Ministério do Trabalho e Emprego) or any administrative procedure, term of adjustment of conduct (termo de ajuste de conduta or termo de compromisso – TAC), civil action filed by the Public Prosecutor Office of Labor Affairs (Ministério Público do Trabalho).

(g)        Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each International Parent Employee Plan (i) has been maintained in compliance in all respects with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles. From and after the Closing Date, HoldCo and its Affiliates will receive the full benefit of any funds, accruals and reserves under the International Parent Employee Plans.  No International Parent Employee Plan is a defined benefit pension plan.

(h)        Neither Parent nor any of its Subsidiaries is or since January 1, 2016 has been party to or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement.  There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries.  To the Knowledge of Parent, the consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for Parent to enter into this Agreement or to consummate any of the transactions contemplated hereby.

Section 5.17.          Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) no unresolved notice, notification, demand, request for information, citation, summons or

Order has been received, no unresolved complaint has been filed, no unresolved penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the Knowledge of Parent, is threatened by any Person relating to Parent or any of its Subsidiaries and relating to or arising under any Environmental Law; (ii) neither Parent nor any of its Subsidiaries, since January 1, 2016 has been notified of any administrative procedure, including any audit or infraction notice or any administrative procedure, term of adjustment of conduct (termo de ajuste de conduta or termo de compromisso – TAC), civil action filed relating to or arising under any Environmental Law; (iii) Parent and its Subsidiaries are and since January 1, 2016 have been  in compliance with all Environmental Laws and all Environmental Permits required for their respective business as conducted currently or at any time since January 1, 2016; and (iv) there has been no release, spill, discharge or disposal of, or exposure to, any Hazardous Substance that has resulted in, or would reasonably be expected to result in, liabilities or obligations of Parent, any of its Subsidiaries or any of their respective legal predecessors relating to or arising under any Environmental Law.

Section 5.18.           Product Liability; Ingredients; Product Testing.  (a)  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2016, (i) all Products of Parent or its Subsidiaries have been labeled, promoted, distributed, manufactured, sold and/or marketed in compliance with all requirements under Applicable Law and (ii) to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has committed any act or failed to commit any act that would reasonably be expected to result in, and there has been no occurrence that would reasonably be expected to give rise to or form the basis of, any product liability or product defect.

(b)        Since January 1, 2016, Parent has not received any written notice in connection with any Products of Parent or its Subsidiaries of any claim or allegation against Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries been a party or subject to any action, suit or proceeding pending against, or, to the Knowledge of Parent, any action, suit, investigation or proceeding threatened against or affecting, Parent or any of its Subsidiaries as a result of the manufacturing, storage, quality, packaging or labeling of any Product of Parent or its Subsidiaries sold or distributed by or on behalf of Parent or any of its Subsidiaries, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)        Since January 1, 2016, neither Parent nor any of its Subsidiaries has been required by any Governmental Authority to make any recall or withdrawal of any Product, except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

Section 5.19.          Material Contracts.  (a)  Neither Parent nor any of its Subsidiaries is a party to or bound by any of the following Contracts, other than Contracts solely among Parent and its wholly owned Subsidiaries, as of the date hereof:

(i)        any Contract required to be filed by Parent in any Parent Filing;

(ii)       any Contract with respect to a partnership, joint venture or other similar arrangement whereby Parent or any of its Subsidiaries holds an equity interest or similar participation interest; or

(iii)        any Contract between Parent or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a wholly owned Subsidiary) of Parent or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act as if such law were applicable to Parent), on the other hand, including any Contract pursuant to which Parent or any of its Subsidiaries has an obligation to indemnify such officer, director, Affiliate, associate or immediate family member, that was entered into other than on arms-length terms (each such Contract, a “Parent Material Affiliate Contract”).

(b)        Parent has made available to the Company a true and complete copy of each Contract required to be disclosed pursuant to Section 5.19(a) (each, a “Parent Material Contract”).  Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of the Parent Material Contracts is in full force and effect, and is a valid and binding Contract of Parent or its Subsidiaries, as applicable, and, to the Knowledge of Parent, of each other party thereto, enforceable against Parent or such Subsidiary, as applicable, and, to the Knowledge of Parent, each other party thereto, in accordance with its terms, and (ii) neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any other party to a Parent Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of, such Parent Material Contract, and to the Knowledge of Parent, as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Parent Material Contract.

Section 5.20.           HoldCo and Merger Subs Activities.  Each of Merger Sub I and Merger Sub II were formed solely for the purpose of entering into this Agreement and performing its obligations hereunder and, since the date of its incorporation, each of HoldCo, Merger Sub I and Merger Sub II (i) has not incurred any liabilities or obligations or held any assets, (ii) has not engaged in any activities, carried on any business or engaged in any operations and (iii) has not hired any employee or independent contractor to act for, on behalf or in the name of, HoldCo or any of the Merger Subs, in each case, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 5.21.          Financing.

(a)        Parent has delivered to the Company a true and complete copy of a fully executed, definitive commitment letter from the Financing Sources named therein, pursuant to which such Financing Sources have committed, upon the terms and subject to the conditions set forth therein, to provide the debt financing described therein in connection with the transactions contemplated by this Agreement (the “Commitment Letter”, and such Commitment Letter together with any definitive credit, indentures, debentures, facilities or similar financing agreement, as replaced, amended, supplemented, modified or waived, in compliance with this Agreement and including all exhibits, schedules, and annexes to such agreements, the “Debt Financing Agreements,” and the financing contemplated pursuant to the Debt Financing Agreements, the “Debt Financing”).

(b)        As of the date of this Agreement, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent, and to the Knowledge of Parent, the other parties thereto, and is enforceable in accordance with its terms against Parent, and to the Knowledge of Parent, against each of the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a material breach or default by Parent under the Commitment Letter, (ii) to the Knowledge of Parent, result in the failure of any condition contained in the Commitment Letter to be satisfied or (iii) to the Knowledge of Parent, result in the commitments provided in the Commitment Letter being unavailable on the Closing Date.  The Commitment Letter has not been amended or modified on or prior to the date of this Agreement and as of the date of this Agreement, no such amendment or modification is contemplated by Parent (except as may be required by the Commitment Letter or fee letters referred to below), and as of the date of this Agreement, the respective commitments contained in the Commitment Letter have not been withdrawn, terminated or rescinded in any respect. The consummation of the Debt Financing is subject to no conditions precedent other than those expressly set forth in the Commitment Letter, and to the Knowledge of Parent, there are no contingencies that would permit the Financing Sources to reduce the total amount of the Debt Financing such that Parent (and, after the consummation of the Parent Restructuring, HoldCo) would be unable to consummate the Closing, other than in each case those conditions or contingencies expressly set forth in the Commitment Letter.  Except for fee letters relating to fees with respect to the Debt Financing (redacted copies of which, removing fee amounts and market “flex” provisions (none of which would adversely affect the amounts or availability of the Debt Financing), have been provided to the Company), there are no side letters or other Contracts to which any Parent Entity is a party related to the quantum or conditionality of the Debt Financing (other than as contemplated under Section 7.07(b)), other than the Commitment Letter.  As of the date of this Agreement, none of the Parent Entities have reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Parent, HoldCo and the Merger Subs on or prior to the Closing Date.  The aggregate proceeds of the Debt Financing, together with cash, cash equivalents and short-term marketable securities held by the Parent Entities, as of the First Effective Time, will be sufficient to enable Parent and/or HoldCo to pay all amounts required to be paid by them in cash in connection with the transactions contemplated by this Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the consummation of the transactions contemplated by this Agreement, the Company Notes and Credit Agreement. The obligations of HoldCo and Parent hereunder are not subject to any condition regarding HoldCo’s, Parent’s or any other Person’s ability to obtain financing for the transactions contemplated by this Agreement.

(c)        After giving effect to the Transaction and the payment of the Merger Consideration, the Debt Financing and the payment of all payments, fees and expenses payable by any of the Parent Entities, each of HoldCo and Parent will be solvent (as defined in the Commitment Letter as of the date hereof).

Section 5.22.          Finders’ Fees.  Except for Banco Morgan Stanley S.A., Lazard Assessoria Financeira Ltda., UBS Brasil Serviços de Assessoria Financeira Ltda., UBS Securities LLC and the lenders under the Commitment Letter, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any of the Parent Entities who would be entitled to any fee or commission from any of the Parent Entities or any of their Affiliates in connection with the transactions contemplated by this Agreement.

ARTICLE 6
Covenants of the Company

The Company and the Parent Entities agree that:

Section 6.01.          Conduct of the Company.  From the date hereof until the Closing, except (w) as required by Applicable Law, (x) as expressly contemplated by this Agreement (including, for the avoidance of doubt, any actions required in connection with the Parent Restructuring), (y) as set forth in Section 6.01 of the Company Disclosure Letter or (z) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact and maintain its present business organizations and (ii) maintain and preserve all goodwill associated with its business, affairs and properties, its reputation and its brand value.  Without limiting the generality of the foregoing, from the date hereof until the Closing, except (w) as required by Applicable Law, (x) as expressly contemplated by this Agreement (including, for the avoidance of doubt, any actions required in connection with the Parent Restructuring), (y) as set forth in Section 6.01 of the Company Disclosure Letter or (z) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)        amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) (other than, with respect to any wholly-owned Subsidiary of the Company, in any manner that would not have an adverse effect on the Company’s ability to perform its obligations hereunder in any material respect or consummate the transactions contemplated by this Agreement);

(b)        (i) split, combine or reclassify any Company Equity Securities or Company Subsidiary Securities, or amend any term or alter any rights of any Company Equity

Securities or Company Subsidiary Securities (whether by merger, consolidation or otherwise) (except for any such transaction involving a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction), (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Company Equity Securities or Company Subsidiary Securities, except for dividends by any wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary thereof and dividends as required by the Company’s certificate of incorporation in respect of the Company Preferred Stock or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Equity Securities or Company Subsidiary Securities, except, in the case of this clause (iii),  (w) acquisitions and offers of Company Subsidiary Securities from a wholly owned Subsidiary of the Company, (x) in connection with the satisfaction of Tax withholding obligations with respect to Company Equity Awards, (y) acquisitions by the Company in connection with the forfeiture of Company Equity Awards or (z) acquisitions by the Company in connection with the net exercise of Company Stock Options;

(c)        issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Equity Securities or Company Subsidiary Securities, other than the issuance, sale or grant (i) (x) of Company Common Stock upon the exercise of Company Stock Options or Company SARs or in settlement of Company RSUs and Company PSUs, in each case, which are outstanding on the date of this Agreement or granted after the date hereof not in violation of this Agreement and which are subject to settlement in accordance with their terms without regard to the transactions contemplated by this Agreement or (y) required pursuant to obligations under the Company Employee Plans which are outstanding on the date hereof and copies of which have been made available to Parent prior to the date hereof, in each case, in accordance with the terms of the applicable Company Employee Plan as in effect on the date hereof or arising after the date hereof not in violation of this Agreement or (ii) of any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

(d)        incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those not in excess of 10% of the amounts contemplated by the capital expenditure budget set forth in Section 6.01(d) of the Company Disclosure Letter and (ii) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident to the extent such repair or replacements are consistent with the Company’s past practices;

(e)        other than capital expenditures made in accordance with Section 6.01(d), spend or commit to spend in excess of $10 million individually or $20 million in the aggregate in any year to buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business of the Company and its Subsidiaries consistent with past practice; provided that neither the Company nor any of its Subsidiaries shall enter into any such transaction that would, or would reasonably be expected to, prevent, materially delay (beyond the date on which all conditions to Closing are reasonably expected to be satisfied) or materially impair the consummation of the transactions contemplated by this Agreement;

(f)        sell, lease, sublease, license or otherwise transfer or dispose of (by merger, consolidation, disposition of stock or assets or otherwise), or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses (other than transactions solely among the Company and its wholly owned Subsidiaries), other than (i) sales of inventory or obsolete equipment in the ordinary course of business of the Company and its Subsidiaries consistent with past practice, (ii) any Intellectual Property Right, which is governed by Section 6.01(g) and (iii) sales of assets, securities and properties with a sale price that does not exceed $25 million individually or $125 million in the aggregate;

(g)        sell, lease, license, sublicense, modify, terminate, otherwise transfer or dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, enforce or protect, or create or incur any Lien on, any material Intellectual Property Right of the Company or any of its Subsidiaries (other than transactions solely among the Company and its wholly owned Subsidiaries), except for the grant of non-exclusive licenses in the ordinary course of business;

(h)        make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $10 million, other than in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

(i)         create, incur, assume, enter into or amend any Contract with respect to or otherwise become liable with respect to any indebtedness for borrowed money or guarantee thereof (whether evidenced by a note or other instrument, pursuant to an issuance of debt securities, financing lease, sale-leaseback transaction or otherwise), other than (i) indebtedness for borrowed money or guarantee thereof solely between the Company and a wholly owned Subsidiary of the Company or solely between wholly owned Subsidiaries of the Company, (ii) indebtedness for borrowed money or guarantee thereof in a principal amount not to exceed (x) in the case of indebtedness for borrowed money, $50 million in the aggregate at any time and (y) in the case of guarantees, $50 million in the aggregate at any time (provided the amount set forth in clauses (x) first and (y) second, without duplication, shall be reduced by any indebtedness for borrowed money created, incurred or assumed under the Credit Agreement and then outstanding), (iii) indebtedness for borrowed money or guarantee thereof under the Credit Agreement and (iv) indebtedness for borrowed money or guarantee thereof to refinance, prepay, repurchase, redeem or replace any existing indebtedness or guarantees which have matured at the time of such incurrence of new indebtedness or are scheduled to mature within the twelve-month period following such incurrence of new indebtedness (provided that the aggregate principal amount of such indebtedness or guarantee does not exceed the principal amount of the indebtedness or guarantee being refinanced, prepaid, repurchased, redeemed or replaced (plus, without duplication, any additional indebtedness incurred to pay interest and premium (if any) required thereunder and fees and expenses incurred in connection therewith)), in the case of clauses (i), (ii) and (iv) of this Section 6.01(i) (other than the 2020 Notes Refinancing (as defined below), which is subject to Section 6.05), on terms and conditions that would not require any consents or waivers as a result of the transactions contemplated by this Agreement;

(j)         other than as permitted by the other subsections of this Section 6.01, (A) amend or modify in any material respect, or terminate or cancel (where the termination is unilateral by the Company or its Subsidiary) any Company Material Contract (other than on terms substantially consistent with past practice, or on terms not adverse to the Company and/or its Subsidiaries with respect to such Contract (after taking into account fluctuations in currency exchange rates and inflation), and other than terminations upon the expiration of the term thereof in accordance with the terms thereof and terminations in connection with entering into a replacement Contract subject to, if applicable, the terms of clause (B)), (B) enter into any contract that would have constituted a Company Material Contract had it been in effect as of the date hereof (including by amendment of any contract that is not a Company Material Contract so that such contract becomes a contract that would have been a Company Material Contract had it been in effect as of the date hereof) unless (x) such Company Material Contract is not of the type referred to in Section 4.20(a)(iii) and (y) it is on terms substantially consistent with past practice, or on terms not less favorable to the Company and/or its Subsidiaries (after taking into account fluctuations in currency exchange rates and inflation) than either a Contract it is replacing (it being understood that the counterparty of such replacement Contract may be different than the counterparty of such replaced Contract) or a form of such Company Material Contract made available to Parent prior to the date hereof, (C) waive, release, assign or fail to exercise or pursue any material right, claim or benefit of the Company or any of its Subsidiaries under any Company Material Contract (other than in the ordinary course of business of the Company and its Subsidiaries consistent with past practice) or (D) enter into, amend, modify, terminate or cancel any New Avon Agreements, in the case of amendments or modifications, in any manner that is adverse to the rights or obligations of the Company or any of its Subsidiaries thereunder;

(k)        except as required by (x) Applicable Law or (y) the terms of a Company Employee Plan or Collective Bargaining Agreement, as in effect on the date hereof, (i) grant or increase any severance, retention or termination pay to, or enter into or amend any retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former Company Service Provider (ii) increase the compensation or benefits provided to any current or former Company Service Provider, (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Company Service Provider, (iv) establish, adopt, enter into or amend any Company Employee Plan or Collective Bargaining Agreement, (v) (A) hire any employees, other than employees who are not Key Employees and who are hired in the ordinary course of business consistent with past practices, or (B) terminate the employment of any (1) Key Employees other than for cause (as determined by the Company in its reasonable discretion consistent with past practices) or (2) employees who are not Key Employees other than for cause or in the ordinary course of business consistent with past practices or (vi) effectuate a “plant closing” or “mass layoff” (as those terms are defined under WARN and any comparable foreign, state or local law) of Company Service Providers;

(l)         materially change any financial accounting method, principle or practice, except as required by changes in GAAP (or any interpretation thereof), by Applicable Law or by any Governmental Authority or quasi-governmental entity (including the Financial Accounting Services Board or any similar organization);

(m)     (i) make or change any material Tax election, (ii) change any Tax accounting period, (iii) adopt or change any material method of Tax accounting, (iv) file any material amended Tax Return, (v) file for, enter into or amend any material Tax ruling or Tax grant, concession, closing agreement or similar agreement or arrangement or (vi) surrender or settle any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(n)        settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim or dispute involving or against the Company or any of its Subsidiaries or any of their respective officers or directors in their capacities as such, other than settlements the amount of which is not in excess of $3 million individually or $30 million in the aggregate; provided that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Company and its Subsidiaries or (ii) any litigation, arbitration, proceeding or other claim or dispute that relates to the transactions contemplated hereby;

(o)        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Company’s Subsidiaries (other than transactions involving Subsidiaries of the Company that would not have an adverse effect on the Company’s ability to perform its obligations hereunder in any material respect or consummate the transactions contemplated by this Agreement); or

(p)        agree, propose, authorize, resolve or commit to do any of the foregoing.

To expedite and streamline the discussion process with and securing the consent of Parent under this Section 6.01, Parent shall designate one representative within its integration team who shall have the authority to review and issue written consents on behalf of Parent upon request by the Company, and shall ensure that such representative is available to have discussions with the Company in a reasonably timely manner (and in the event that the Company reasonably requests a prompt response with respect thereto because time is of the essence, Parent shall ensure that such representative shall provide a response within three Business Days of any such request, it being understood that such response may be in the form of a request for additional information or time to consider such request), in the event that the Company seeks to engage in any conduct falling within subparagraphs (a) through (p) above or which otherwise is outside the ordinary course of business of the Company and its Subsidiaries. If Parent’s designated representative fails to respond (it being understood that such response may be in the form of a request for additional information or time to consider such request) to a request from the Company for approval required pursuant to this Section 6.01 within five Business Days (or in the event that the Company reasonably requests a prompt response with respect thereto because time is of the essence, three Business Days) after receipt of the Company’s written request, Parent’s approval of such action shall be deemed granted.

Section 6.02.          Company Shareholder Meeting; Proxy Statement.  The Company shall, in accordance with Applicable Laws and its organizational documents, cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable (and in any event within 45 days) after clearance of the Form F-4 and the Joint Proxy Statement/Prospectus contained therein by the SEC for the purpose of obtaining the Company Shareholder Approval, and shall comply with all legal requirements applicable to such meeting; provided that such Company Shareholder Meeting shall be held on a date, mutually agreed between the Company and Parent consistent with their obligations under Section 6.02 and Section 7.03, occurring after the sixteenth day of any calendar month.  Subject to Section 6.03, the board of directors of the Company shall (i) recommend approval and adoption of this Agreement by the Company’s shareholders and include the Company Board Recommendation in the Joint Proxy Statement/Prospectus and (ii) use its reasonable best efforts to obtain the Company Shareholder Approval.  Without limiting the generality of the foregoing, unless and until this Agreement is terminated in accordance with its terms, this Agreement and the Mergers shall be submitted to the Company’s shareholders at the Company Shareholder Meeting, notwithstanding (A) any Adverse Recommendation Change or (B) the making of any Company Acquisition Proposal (whether or not publicly made).  The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Shareholder Meeting; provided that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Shareholder Meeting, after consultation with Parent, if the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (x) solicit additional proxies necessary to achieve quorum or obtain the Company Shareholder Approval at the Company Shareholder Meeting (including any adjournment or postponement thereof), or (y) distribute any supplement or amendment to the Joint Proxy Statement/Prospectus that the board of directors of the Company has determined in good faith after consultation with outside legal counsel is necessary under Applicable Law and for such supplement or amendment to be reviewed by the Company’s shareholders prior to the Company Shareholder Meeting (including any adjournment or postponement thereof). Subject to the requirement that the Company Shareholder Meeting shall be held on a date occurring after the sixteenth day of any calendar month, after an Adverse Recommendation Change, Parent may require the Company to adjourn or postpone the Company Stockholder Meeting once for a period not to exceed 15 days (but prior to the date that is 10 Business Days prior to the End Date) to solicit additional proxies necessary to obtain the Company Stockholder Approval at the Company Stockholder Meeting (including any adjournment or postponement thereof). After the Company has established a record date for the Company Stockholder Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless the board of directors of the Company determines in good faith, after considering advice from outside legal counsel to the Company, that such change is necessary under Applicable Law or the Company’s organizational documents. Without the prior written consent of Parent, the adoption of this Agreement and the transactions contemplated hereby (including the Mergers) shall be the only matter (other than matters of procedure and matters required by Applicable Law to be voted on by the Company’s shareholders in connection with the approval of this Agreement and the transactions contemplated hereby) that the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholder Meeting (including any adjournment or postponement thereof).

Section 6.03.           No Solicitation; Other Offers.  (a)  General Prohibitions.  Except as expressly permitted by this Section 6.03, the Company shall not, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ investment bankers, attorneys, accountants, consultants and other agents, advisors, intermediaries and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Company Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, a Company Acquisition Proposal, (iii) amend or grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, unless the board of directors of the Company determines after considering advice from outside legal counsel to the Company that the failure to waive or release such provision would be inconsistent with its fiduciary duties under Applicable Law (provided that the foregoing shall not restrict the Company from permitting a Person to orally request the waiver of a “standstill” or similar obligation to the extent necessary to comply with fiduciary duties under Applicable Law), (iv) (A) withdraw or modify in a manner adverse to Parent, or publicly propose to withdraw or modify in a manner adverse to Parent, the approval by the board of directors of the Company of this Agreement and the transactions contemplated hereby or the Company Board Recommendation (it being understood that if any Company Acquisition Proposal structured as a tender or exchange offer is commenced, the board of directors of the Company failing to recommend against acceptance of such tender or exchange offer by the Company’s shareholders within 10 Business Days of commencement thereof pursuant to Rule 14d-2 of the 1934 Act shall be considered a modification in a manner adverse to Parent), (B) fail to make or include the Company Board Recommendation in the Joint Proxy Statement/Prospectus or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve a Company Acquisition Proposal (any of the foregoing in this clause (iv), an “Adverse Recommendation Change”), or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to a Company Acquisition

Proposal.  It is agreed that any violation of the restrictions on the Company set forth in this Section by any Subsidiary of the Company or any Representative of the Company or any of its Subsidiaries shall be deemed a breach of this Section by the Company.

(b)        Exceptions.  Notwithstanding Section 6.03(a), but subject to compliance with the following provisions of this Section 6.03(b), Section 6.03(c) and Section 6.03(d), at any time prior to the adoption of this Agreement by the Company’s shareholders (but in no event after the adoption of this Agreement by the Company’s shareholders):

(i)        the Company, directly or indirectly through its Representatives, may (A) subject to the Company’s compliance with Section 6.03(a), (I) contact any Third Party or its Representatives if such Third Party has made after the date of this Agreement a bona fide, unsolicited, written Company Acquisition Proposal solely to clarify the terms and conditions thereof and (II) engage in negotiations or discussions with any Third Party or its Representatives if such Third Party has made after the date of this Agreement a bona fide, unsolicited, written Company Acquisition Proposal that the board of directors of the Company determines in good faith by a majority vote, after considering advice from a financial advisor of nationally recognized reputation and outside legal counsel to the Company, constitutes or would reasonably be expected to result in a Company Superior Proposal and (B) thereafter furnish to such Third Party or its Representatives information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with such Third Party with terms no less favorable to the Company than those contained in the mutual confidentiality agreement dated December 2, 2018, between the Company and Parent (the “Confidentiality Agreement”) (it being agreed that such confidentiality agreement with such Third Party (x) need not contain a “standstill” or similar obligations solely to the extent that Parent is, concurrently with the entry by the Company or its Subsidiaries into such confidentiality agreement, released from any “standstill” or other similar obligations in the Confidentiality Agreement, (y) shall not in any event include provisions requiring exclusive negotiations and (z) shall be provided to Parent promptly after the execution thereof); provided that, to the extent that any such non-public information furnished to such Third Party or its Representatives has not been previously provided or made available to Parent, all such information shall be provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party;

(ii)        following receipt of a Company Superior Proposal after the date of this Agreement, the board of directors of the Company may (A) make an Adverse Recommendation Change or (B) terminate this Agreement pursuant to and in accordance with Section 10.01(d)(i) and Section 10.03 in order to enter into a definitive, written agreement concerning a Company Superior Proposal; and

(iii)        upon the occurrence of a Company Intervening Event, the board of directors of the Company may make an Adverse Recommendation Change so long as the Company shall, prior to the board of directors of the Company making an Adverse Recommendation Change, have (A) provided to Parent four Business Days’ prior written notice (which notice shall not, by itself, constitute an Adverse Recommendation Change), which notice shall set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Adverse Recommendation Change and (B) engaged in good faith negotiations with Parent (to the extent Parent wishes to engage) during such four Business Day period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by Parent;

in each case referred to in the foregoing clauses (i)(A)(II), (i)(B), (ii), and (iii), only if the board of directors of the Company determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law. Nothing contained herein shall prevent the board of directors of the Company from (1) complying with Rule 14e-2(a) under the 1934 Act with regard to a Company Acquisition Proposal, (2) issuing “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act or (3) complying with its disclosure obligations under Applicable Laws with regard to a Company Acquisition Proposal, as determined by the board of directors of the Company (after consultation with outside counsel); provided, in each case, that the board of directors of the Company shall not make an Adverse Recommendation Change except in accordance with Section 6.03(b).

(c)        Required Notices.  In addition to the requirements set forth in Section 6.03(b), the board of directors of the Company shall not take any of the actions referred to in clause (i)(A)(II), (i)(B) or (ii) of Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall continue to advise Parent on a reasonably current basis (but, in any event within 24 hours) of the status and terms of any discussions and negotiations with the applicable Third Party.  In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company or any of its Representatives of (i) any Company Acquisition Proposal or (ii) any request for information relating to the Company or any of its Subsidiaries or request for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that, in each case, is expressly made in connection with a Company Acquisition Proposal.  The Company shall provide such notice in writing and shall identify the Third Party making, and the terms and conditions of, any such Company Acquisition Proposal (including any changes thereto).  The Company shall keep Parent informed, on a reasonably current basis (but, in any event within 24 hours), of the status and material details of any such Company Acquisition Proposal or request (including any changes thereto), and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all material written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Company Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).

(d)        “Last Look”.  In addition to the requirements set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(c), where an Adverse Recommendation Change is made in response to a Company Acquisition Proposal, the board of directors of the Company shall not make an Adverse Recommendation Change pursuant to Section 6.03(b)(ii) or terminate (or seek to terminate) this Agreement pursuant to Section 10.01(d)(i) in order to enter into a definitive, written agreement concerning a Company Superior Proposal, unless (i) the Company promptly notifies Parent, in writing at least four-Business Days before taking such action, of its intention to do so, and attaching the most current version of the proposed agreement under which such Company Superior Proposal is proposed to be consummated and the identity of the Third Party making the Company Acquisition Proposal, (ii) if requested by Parent, during such four-Business Day or longer period, the Company and its Representatives shall have discussed and negotiated in good faith with Parent and its Representatives regarding any proposal by Parent to amend the terms of this Agreement in response to such Company Superior Proposal and (iii) after such four-Business Day or longer period, the board of directors of the Company determines in good faith by a majority vote, after considering advice from a financial advisor of nationally recognized reputation and outside legal counsel to the Company, and taking into account any proposal by Parent to amend the terms of this Agreement made during such period, that (A) such Company Acquisition Proposal continues to be a Company Superior Proposal and (B) the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law (it being understood and agreed that any amendment to the financial or other material terms of any such Company Superior Proposal shall require a new written notification from the Company and a new notice period under clause (i) of this Section 6.03(d), during which period the Company shall be required to comply with the other requirements of this Section 6.03(d) anew (except that the referenced four-Business Day period shall be two Business Days for such purposes)).

(e)        Definition of Company Superior Proposal.  For purposes of this Agreement, “Company Superior Proposal” means any bona fide, unsolicited written Company Acquisition Proposal for at least a majority of the outstanding shares of Company Common Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the board of directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel, and taking into account all the terms and conditions of such Company Acquisition Proposal (including the likelihood of consummation and all financial, regulatory, legal and other aspects of such Company Acquisition Proposal), would result in a transaction that (i) if consummated, is more favorable to all of the holders of Company Common Stock from a financial point of view than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)) and (ii) is reasonably likely to be consummated on the terms proposed.

(f)        Obligation to Terminate Existing Discussions.  The Company shall, and shall cause its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Company Acquisition Proposal.  The Company shall use its reasonable best efforts to request that any such Third Party and its Representatives in possession of confidential information about the Company or its Subsidiaries that was furnished by or on behalf of the Company in connection with such Third Party’s consideration of making a Company Acquisition Proposal to such Persons under an executed confidentiality agreement to return or destroy all such information as promptly as practicable after the date hereof (if and as provided in the terms of such confidentiality agreement).

Section 6.04.           Access to Information.  From the date hereof until the Closing, upon reasonable notice and subject to Applicable Law and the Confidentiality Agreement, the Company shall promptly (a) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access, during normal business hours, to the offices, properties, books and records of the Company and its Subsidiaries (so long as any such access does not unreasonably interfere with the Company’s business) and (b) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request (including in connection with the preparation of the Form F-4 and the Parent Disclosures and Filings) and instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation of the Company and its Subsidiaries, in the case of each of (a) and (b), solely to the extent that such access, cooperation or furnishing of data or other information is related to planning for integration or operation of HoldCo and its Subsidiaries and their respective businesses following the Closing, performance of any covenants or obligations under this Agreement (including the preparation of the Form F-4 and the Parent Disclosure Filings) or the satisfaction of any condition to Closing; provided that the foregoing shall not require the Company to (x) permit any invasive environmental sampling by or on behalf of Parent at any Company Real Property (provided that, for purposes of this Section 6.04, references to materiality in the definition of “Company Leased Real Property” shall be disregarded) or (y) permit any inspection of, or to disclose, any information  to the extent that (i) in the reasonable good faith judgment of the Company, any Applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (i) through (iii), the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such inspection or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege. The Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. The Company shall instruct its external auditors to cooperate with Parent’s external auditors as soon as reasonably practicable to agree on the necessary processes and procedures that are required to be undertaken by each of them in relation to the preparation of the Parent Disclosures and Filings. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.  All information furnished pursuant to this Section shall be subject to the Confidentiality Agreement; provided that in no event shall the terms of the Confidentiality Agreement be deemed to prevent the disclosure of any information by Parent in the Parent Disclosures and Filings to the extent such disclosure is required under Applicable Law.  No information or knowledge obtained in any investigation pursuant to this Section 6.04 shall affect or be deemed to modify any representation or warranty made by the Company hereunder. Within 60 calendar days following the date of this Agreement, the Company agrees to use good faith efforts to provide to Parent copies of any Contract between the Company or any of its Subsidiaries, on the one hand, and a Governmental Authority on the other hand, including any Contract involving granting of tax incentives, settlement agreements, term of adjustment of conduct (termo de ajuste de conduta or termo de compromisso – TAC), leniency agreements or similar Contracts.

Section 6.05.          Financing Cooperation.

(a)       The Company shall use its commercially reasonable efforts to, at the Parent Entities’ expense, cooperate with Parent and HoldCo in its efforts to consummate the Debt Financing.  Such commercially reasonable efforts shall include, to the extent reasonably requested by Parent, (i) providing reasonable access to information (financial or otherwise) relating to Company and its Subsidiaries to the Financing Sources (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Parent, HoldCo and the Company customary or reasonably necessary for the completion of the Debt Financing) to the extent reasonably requested by Parent to prepare customary offering or information documents to be used for the completion of the Debt Financing, (ii) using commercially reasonable efforts to provide direct contact between prospective lenders and the management team and other appropriate officers and representatives of the Company, in each case upon reasonable notices and at mutually agreed upon dates and times, and making available customary documents and information relating to the Company and its Subsidiaries as may be reasonably requested by the prospective lenders or the SEC in connection with the prospective lenders’ due diligence investigation of the Company and its Subsidiaries and completion of the Debt Financing, (iii) providing assistance in preparation of confidential information memoranda, preliminary offering memoranda, rating agency presentations, lender presentations, private placement memoranda, prospectuses and other similar documents, and financial information and other materials, in each case required or customary to be used in connection with obtaining the Debt Financing and limited to information to be contained therein with respect to the Company and its Subsidiaries, (iv) using commercially reasonable efforts to cooperate with the marketing efforts of Parent and HoldCo and its Financing Sources in connection with the Debt Financing, including participation in a reasonable number of management presentation sessions, “road shows” and sessions with rating agencies, in each case upon reasonable notices and at mutually agreed upon dates and times, (v) providing assistance in obtaining any consents of third parties necessary in connection with the Debt Financing, including executing any supplemental indentures or other instruments to give effect to such consents, waivers or amendments, (vi) providing assistance in customary payoff letters with respect to existing indebtedness of the Company and its Subsidiaries and releasing Liens securing such indebtedness, in each case to take effect at the First Effective Time, (vii) cooperation with respect to matters relating to pledges of collateral described in the Commitment Letter to take effect at the First Effective Time in connection with the Debt Financing, (viii)  assisting Parent and HoldCo in securing the cooperation of the independent accountants of the Company and its Subsidiaries, including with respect to the delivery of accountants’ comfort letters and consents of accountants for use of their reports in any materials relating to the Debt Financing and in connection with any filings required to be made by Parent or HoldCo pursuant to the 1933 Act or the 1934 Act (including a registration statement), (ix) subject to customary confidentiality provisions, providing customary authorization letters to the Financing Sources (that are also provided by Parent and HoldCo with respect to its information) authorizing the distribution of information to prospective lenders or investors and (x) using commercially reasonable efforts to provide the financial information and deliver the financial statements necessary for the satisfaction of the obligations and conditions set forth in the Commitment Letter within the time periods required thereby; provided that the foregoing shall not require any payment or incurrence of any liability by the Company or its Subsidiaries.

(b)        Subject to Sections 6.5(c) and (d) below, each of the Parent Entities shall use its commercially reasonable efforts to, at the Company’s expense, cooperate with the Company in its efforts to refinance the Company’s 4.60% Notes Due 2020 (the “2020 Notes”, and such refinancing, the “2020 Notes Refinancing”).  Such commercially reasonable efforts shall include, to the extent reasonably requested by the Company, (i)  using commercially reasonable efforts to provide direct contact between prospective lenders and the management team and other appropriate officers and representatives of the Parent, in each case upon reasonable notices and at mutually agreed upon dates and times, (ii) providing assistance in preparation of confidential information memoranda, preliminary offering memoranda, rating agency presentations, lender presentations, private placement memoranda, prospectuses and other similar documents, in each case required or customary to be used in connection with obtaining the 2020 Notes Refinancing and limited to information to be contained therein with respect to the transactions contemplated by this Agreement and (iii) using commercially reasonable efforts to cooperate with the marketing efforts of the Company in connection with the 2020 Notes Refinancing, including participation in a reasonable number of management presentation sessions and sessions with rating agencies, in each case upon reasonable notices and at mutually agreed upon dates and times.

(c)        Notwithstanding the foregoing, nothing in Section 6.05(b) shall require cooperation by the Parent Entities or any of their Subsidiaries to the extent it would

(i) unreasonably disrupt or interfere with the business or operations of the Parent Entities or any of their Subsidiaries, (ii) require the Parent Entities or any of their Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any actual or potential liability or give any indemnities, (iii) require the Parent Entities or any of their Subsidiaries to take any action that would reasonably be expected, in the reasonable judgment of the Parent Entities, after consultation with its legal counsel, to conflict with, or result in any violation or breach of, any Applicable Laws or Orders, or any charter or similar organizational documents or any material Contract binding on the Parent Entities or any of their Subsidiaries, (iv) restrict or interfere with the Parent Entities’ ability to take the actions they are permitted to take under Section 7.01, (v) cause any breach of this Agreement or cause any condition of this Agreement to not be satisfied, (vi) result in a waiver of the attorney-client privilege or the protection of attorney work-product or breach of any obligation of confidentiality (provided that the Parent Entities shall use its commercially reasonable efforts to develop an alternative in a manner that does not result in a loss of attorney client privilege) or  (vii) require the Parent Entities to (A) pass resolutions or consents or provide approvals, or (B) authorize the execution of, or execute, any document, agreement, certificate or instrument or take any other corporate action with respect to the 2020 Notes Refinancing.

(d)        The Company shall indemnify and hold harmless the Parent Entities and each of their Subsidiaries and their respective officers, directors and employees (the “Section 6.05 Indemnitees”) from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with any and all of the matters contemplated by Section 6.05(b) (other than arising from fraud, gross negligence, willful misconduct or intentional misrepresentations, omissions or misstatements on the part of the Parent Entities or their Subsidiaries), whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated. The Company shall, promptly upon request by the Parent Entities, reimburse the Parent Entities for all reasonable and documented out-of-pocket costs and expenses (including reasonable accountants’ and attorneys’ fees) incurred by the Parent Entities or their Subsidiaries in connection with Section 6.05(b), whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, provided that, to the fullest extent permitted by applicable law, the Parent Entities shall not assert, and hereby waive, any claim against Company, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, Section 6.05(b); provided, further, that this Section 6.05(d) shall be subject to any limitation imposed from time to time under New York Law.

(e)        The Company shall use commercially reasonable efforts to cooperate, at the Parent Entities’ expense, with Parent and HoldCo in connection with efforts by Parent or HoldCo (i) to consummate consent solicitations to be conducted by Parent or HoldCo, on such terms and conditions as specified and reasonably requested by Parent or HoldCo following consultation with the Company and its legal counsel, to obtain waivers of, or amend, change of control or other applicable covenants contained in the indenture dated as of February 27, 2008 (as amended and supplemented from time to time) (the “Company Unsecured Notes Indenture”) governing the Company’s 5.00% Notes Due

2023 and 6.95% Notes Due 2043 and, to the extent applicable, the 2020 Notes or the 2020 Notes Refinancing (the “Company Unsecured Notes” or the “Company Notes”), and (ii) to obtain a waiver of, or amend, the change of control or other applicable covenant contained in the Company’s €200 million multicurrency revolving facility agreement, dated February 12, 2019 (the “Credit Agreement”), in each case in accordance with the Company Unsecured Notes Indenture, the Credit Agreement and Applicable Laws; provided that Parent and HoldCo shall ensure that, at the Closing, Parent or HoldCo shall have all funds necessary to pay any consideration required to be paid in connection with such waivers or amendments on the Closing Date or, in the event such waivers or amendments are not obtained, to repay in full all amounts that are then or may become due thereunder as a result of the occurrence of the Closing. The Company shall cooperate with regards to the consent solicitations, waivers and amendments contemplated in this paragraph to the same extent set forth in Section 6.05(a).  In addition, the Company shall, at the Parent Entities’ reasonable expense, use commercially reasonable efforts to provide or cause to be provided, as and if required by the provisions of the Company Unsecured Notes Indenture or the Credit Agreement, to the trustee under the Company Unsecured Notes Indenture or the administrative agent under the Credit Agreement, any notices, announcements, certificates or legal opinions required by the Company Unsecured Notes Indenture and Credit Agreement to be provided in connection with the consent solicitations, waivers or amendments referenced in this Section 6.05(e) or the Mergers prior to the First Effective Time. Parent (or, after the consummation of the Parent Restructuring, HoldCo) and its counsel shall be given a reasonable opportunity to review and comment on any such notice, announcement, certificate or legal opinion, in each case before such document is provided to such trustee, and the Company shall give reasonable and good faith consideration to any comments made by Parent (or, after the consummation of the Parent Restructuring, HoldCo) and its counsel. Prior to the earlier of (i) the date that is 120 days following the date of this Agreement and (ii) the consummation of the 2020 Notes Refinancing, (x) the form and substance of the consent solicitation statements, related letters of transmittal and other related documents, and any communications with the holders of the Company Notes and the lenders under the Credit Agreement, with respect to the consent solicitations and requests for waivers referred to in this Section 6.05 and (y) the timing of the launches of such consent solicitations and requests for waivers, shall in each case be subject to the prior written consent of the Company. The Company acknowledges that (A) Parent (or, after the consummation of the Parent Restructuring, HoldCo) and its counsel shall be given a reasonable opportunity to review and comment on any offering document (including terms and conditions), indentures, credit agreements, notes or other debt instruments and related documentation in connection with the 2020 Notes Refinancing, in each case before such documents are finalized, and the Company shall give reasonable and good faith consideration to any comments by Parent (or, after the consummation of the Parent Restructuring, HoldCo) and its counsel and (B) the aggregate principal amount of the 2020 Notes Refinancing does not exceed the outstanding principal amount of the 2020 Notes (plus, without duplication, any additional indebtedness incurred to pay interest and premium (if any) required by the 2020 Notes and fees and expenses incurred in connection therewith). Furthermore the Company shall use its good faith efforts to agree to terms and conditions under the 2020 Notes Refinancing that would not require any consents or waivers as a result of the transactions contemplated by this Agreement (it being understood that such efforts shall not include accepting pricing terms adverse to the Company).

(f)        Parent and HoldCo shall indemnify and hold harmless the Company and each of its Subsidiaries and their respective officers, directors and employees (the “Section 6.05(f) Indemnitees”) from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees) interest, awards, judgments and penalties suffered or incurred in connection with any and all of the matters contemplated by this Section 6.05 (other than arising from fraud, gross negligence, willful misconduct or intentional misrepresentations, omissions or misstatements on the part of the Company or its Subsidiaries), whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated. Parent and HoldCo shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable accountants’ and attorneys’ fees) incurred by the Company or its Subsidiaries in connection with this Section 6.05, whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, provided that, to the fullest extent permitted by applicable law, the Company shall not assert, and hereby waives, any claim against Parent and HoldCo, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Section 6.05; provided, further, that this Section 6.05(f) shall be subject to any limitation imposed from time to time under New York Law.

(g)        Notwithstanding the foregoing, nothing in this Section 6.05 shall require cooperation by the Company or any of its Subsidiaries to the extent it would (i) unreasonably disrupt or interfere with the business or operations of the Company or its Subsidiaries, (ii) require the Company or its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any actual or potential liability or give any indemnities prior to the Closing, (iii) require the Company or its Subsidiaries to take any action that would reasonably be expected, in the reasonable judgment of the Company, after consultation with its legal counsel, to conflict with, or result in any violation or breach of, any Applicable Laws or Orders, or any charter or similar organizational documents or any material Contract binding on the Company or its Subsidiaries, (iv) restrict or interfere with the Company’s ability to take the actions it is permitted to take under Section 6.01(i), (v) cause any breach of this Agreement or cause any condition of this Agreement to not be satisfied, (vi) result in a waiver of the attorney-client privilege or the protection of attorney work-product or breach of any obligation of confidentiality (provided that the Company shall use its commercially reasonable efforts to develop an alternative in a manner that does not result in a loss of attorney client privilege) or  (vii) require the Company (other than with respect to the consent solicitations, waivers or amendments sought under Section 6.05(e)) to (A) pass resolutions or consents or provide approvals, or (B) authorize the execution of, or execute, any document, agreement, certificate or instrument or take any other corporate action with respect to any financing or refinancing, and that is not contingent on the Closing or that would be effective prior to the First Effective Time.

(h)        The parties hereto acknowledge and agree that the provisions of this Section 6.05 shall not create any independent conditions to Closing.

Section 6.06.          Shareholder Litigation.  The Company shall give Parent the opportunity to participate (at Parent’s cost and expense) in the defense or (subject to Section 6.01(n)) settlement of any shareholder litigation (including derivative claims) against the Company, any of its Subsidiaries or any of their respective directors or executive officers relating to this Agreement, the Mergers or any of the other transactions contemplated by this Agreement (“Merger-Related Litigation”).

Section 6.07.          Section 16 Matters.  Prior to the Closing, the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

ARTICLE 7
Covenants of Parent and HoldCo

The Parent Entities and the Company agree that:

Section 7.01.          Conduct of Parent and HoldCo.  From the date hereof until the Closing, except (w) as required by Applicable Law, (x) as expressly contemplated by this Agreement (including, for the avoidance of doubt, any actions required in connection with the Parent Restructuring), (y) as set forth in Section 7.01 of the Parent Disclosure Letter or (z) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent and HoldCo shall, and shall each cause its respective Subsidiaries to, use its commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact and maintain its present business organizations and (ii) maintain and preserve all goodwill associated with its business, affairs and properties, its reputation and its brand value.  Without limiting the generality of the foregoing, from the date hereof until the Closing, except (w) as required by Applicable Law, (x) as expressly contemplated by this Agreement (including, for the avoidance of doubt, any actions required in connection with the Parent Restructuring), or (y) as set forth in Section 7.01 of the Parent Disclosure Letter) or (z) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent and HoldCo shall not, and shall each cause its respective Subsidiaries not to:

(a)        amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) (other than, with respect to any wholly-owned Subsidiary of Parent (or, after the consummation of the Parent Restructuring, HoldCo), in any manner that would not have a material adverse effect on the ability of any of the Parent Entities to perform its obligations hereunder or consummate the transactions contemplated by this Agreement);

(b)        (i) split, combine or reclassify any Parent Equity Securities, HoldCo Securities or Parent Subsidiary Securities, or amend any term or alter any rights of any Parent Equity Securities, HoldCo Securities or Parent Subsidiary Securities (whether by merger, consolidation or otherwise) (except for any such transaction involving a wholly owned Subsidiary of Parent (or, after the consummation of the Parent Restructuring, HoldCo) which remains a wholly owned Subsidiary after consummation of such transaction), (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Parent Equity Securities, HoldCo Securities or Parent Subsidiary Securities, except for (x) dividends by any of Parent’s (or, after the consummation of the Parent Restructuring, HoldCo’s) wholly owned Subsidiaries or (y) regular cash dividends with customary record and payment dates in respect of the shares of Parent Stock (or, after the consummation of the Parent Restructuring, HoldCo) as described in Section 7.01 of the Parent Disclosure Letter or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Parent Equity Securities, HoldCo Securities or Parent Subsidiary Securities, except, in the case of this clause (iii), (w) acquisitions and offers of Parent Subsidiary Securities from a wholly owned Subsidiary of Parent (or, after the consummation of the Parent Restructuring, HoldCo), (x) in connection with the satisfaction of Tax withholding obligations with respect to equity awards issued by Parent (or, after the consummation of the Parent Restructuring, HoldCo) or any of its Subsidiaries, (y) acquisitions by Parent (or, after the consummation of the Parent Restructuring, HoldCo) in connection with the forfeiture of equity awards issued by Parent (or, after the consummation of the Parent Restructuring, HoldCo) or any of its Subsidiaries or (z) acquisitions by Parent (or, after the consummation of the Parent Restructuring, HoldCo) in connection with the net exercise of Parent Stock Options;

(c)        issue, deliver or sell, or authorize the issuance, delivery or sale of, any Parent Equity Securities, Parent Subsidiary Securities or HoldCo Securities, other than the issuance, sale or grant (i) of any Parent Equity Securities (or, after the consummation of the Parent Restructuring, HoldCo Securities) (x) upon the exercise of Parent Stock Options, Parent Restricted Stock or settlement of Parents SUs that are outstanding on the date of this Agreement or issued after the date hereof not in violation of this Agreement and which are subject to settlement in accordance with their terms without regard to the transactions contemplated by this Agreement or (y) required pursuant to obligations which are outstanding on the date hereof or granted hereafter in the ordinary course under a Parent Employee Plan, in each case, in accordance with the terms of the applicable Parent Employee Plan or (ii) of any Parent Subsidiary Securities to Parent (or, after the consummation of the Parent Restructuring, HoldCo) or any other wholly owned Subsidiary of the Parent (or, after the consummation of the Parent Restructuring, HoldCo) in the ordinary course of business of Parent (or, after the consummation of the Parent Restructuring, HoldCo) and its Subsidiaries consistent with past practice; provided that in no event shall the Parent Entities issue, deliver or sell, or authorize the issuance, delivery or sale of, any Parent Equity Securities, Parent Subsidiary Securities or HoldCo Securities such that the Founding Controlling Parent Shareholders’ Bound Shares (as

defined in the Parent Shareholder Support Agreement) cease to represent more than half of the voting shares of Parent (or, after the consummation of the Parent Restructuring, HoldCo);

(d)        other than capital expenditures contemplated by the capital expenditure budget set forth in Section 7.01(d) of the Parent Disclosure Letter, spend or commit to spend in excess of $50 individually or $120 in the aggregate in any year to buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business of Parent and its Subsidiaries consistent with past practice; provided that neither Parent or HoldCo nor any of their Subsidiaries shall enter into any such transaction that would, or would reasonably be expected to, prevent, materially delay (beyond the date on which all conditions to Closing are reasonably expected to be satisfied) or materially impair the consummation of the transactions contemplated by this Agreement;

(e)        create, incur, assume or otherwise become liable with respect to any indebtedness for borrowed money or guarantee thereof (whether evidenced by a note or other instrument, pursuant to an issuance of debt securities, financing lease, sale-leaseback transaction or otherwise), other than (i) indebtedness for borrowed money or guarantee thereof solely between Parent (or, after the consummation of the Parent Restructuring, HoldCo) and a Subsidiary of Parent (or, after the consummation of the Parent Restructuring, HoldCo) or solely between Subsidiaries of Parent (or, after the consummation of the Parent Restructuring, HoldCo), (ii) indebtedness for borrowed money or guarantee thereof of Parent (or, after the consummation of the Parent Restructuring, HoldCo) and its Subsidiaries in accordance with limitations on indebtedness restrictions in the Parent’s indebtedness existing on the date of this Agreement and (iii) indebtedness for borrowed money or guarantee thereof to refinance, prepay, repurchase, redeem or replace any existing indebtedness or guarantees;

(f)        amend or modify in any material respect, or enter into, any Parent Material Affiliate Contract, other than contracts, amendments or modifications that are entered on arms-length terms with any director or officer of the Company who is not a Founding Controlling Parent Shareholder or an Affiliate, “associate” or “immediate family” member thereof (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act as if such law were applicable to the Founding Controlling Parent Shareholders);

(g)        materially change any financial accounting method, principle or practice, except as required by changes in Accounting Practices Adopted in Brazil (or any interpretation thereof) or by Applicable Law or by any Governmental Authority or quasi-governmental entity (including the Financial Accounting Services Board or any similar organization);

(h)        (i) make or change any material Tax election, (ii) change any Tax accounting period, (iii) adopt or change any material method of Tax accounting, (iv) file any material amended Tax Return, (v) file for, enter into or amend any material Tax ruling or Tax grant, concession, closing agreement or similar agreement or arrangement or (vi) surrender or settle any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, in each case of clauses (i) through (vi), to the extent occurring outside the ordinary course of business; provided that, for avoidance of doubt, (x) any amendments to Tax Returns made with the sole purpose of correcting errors or misdeclarations in the ordinary course of business and (y) any Tax refund or offset claims made in connection with any existing legal proceedings in which Parent or any of its Affiliates is seeking the acknowledgment of its right to a refund or offset of Tax unduly paid or paid in excess, in each case shall not be deemed material for purposes of this clause (h);

(i)        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent, HoldCo any of their respective Subsidiaries (other than transactions involving Parent’s Subsidiaries that would not have a material adverse effect on the ability of any of the Parent Entities to perform its obligations hereunder or consummate the transactions contemplated by this Agreement); or

(j)        agree, propose, authorize, resolve or commit to do any of the foregoing.

To expedite and streamline the discussion process with and securing the consent of the Company under this Section 7.01, the Company shall designate one representative within its integration team who shall have the authority to review and issue written consents on behalf of the Company upon request by Parent, and shall ensure that such representative is available to have discussions with Parent in a reasonably timely manner (and in the event that Parent reasonably requests a prompt response with respect thereto because time is of the essence, the Company shall ensure that such representative shall provide a response within three Business Days of any such request, it being understood that such response may be in the form of a request for additional information or time to consider such request), in the event that Parent seeks to engage in any conduct falling within subparagraphs (a) through (j) above or which otherwise is outside the ordinary course of business of Parent and its Subsidiaries. If the Company’s designated representative fails to respond (it being understood that such response may be in the form of a request for additional information or time to consider such request) to a request from Parent for approval required pursuant to this Section 7.01 within five Business Days (or in the event that Parent reasonably requests a prompt response with respect thereto because time is of the essence, three Business Days) after receipt of Parent’s written request, the Company’s approval of such action shall be deemed granted. All references in this paragraph to Parent shall, after the consummation of the Parent Restructuring, be deemed to be references to HoldCo.

Section 7.02.          Obligations of HoldCo and Merger Subs.  Each of the Parent Entities shall take all action necessary (including HoldCo’s adoption of this Agreement in its capacity as the sole shareholder of Merger Sub I, and Merger Sub I’s adoption of this Agreement in its capacity as the sole shareholder of Merger Sub II, in each case, immediately following the execution and delivery of this Agreement and in accordance with the Applicable Law) to cause the Parent Entities to perform their obligations under this Agreement and to consummate the Mergers and the Parent Restructuring on the terms and conditions set forth in this Agreement. HoldCo and the Merger Subs shall, and Parent shall cause HoldCo and Merger Subs to, comply with all of their respective obligations under this Agreement and not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 7.03.          Parent Entity Meetings; Shareholder Materials.

(a)        Parent and HoldCo shall cause an extraordinary general meeting of shareholders to be duly called to resolve upon the Parent Contribution (the “Parent Contribution Meeting”). The Parent Contribution Meeting shall be held on the same date as the Company Shareholder Meeting for the purpose of obtaining the Parent Entity Approvals related to the issuance of HoldCo Shares to the Founding Controlling Parent Shareholders (which issuance shall occur prior to the Closing subject to the terms and conditions set forth in this Agreement), and shall comply with all legal requirements applicable to such meetings, including preparing and sending or making available all documents, reports and information required under Applicable Law in connection with such meetings or to obtain the Parent Entity Approvals thereat.

(b)        Parent and HoldCo shall cause a board of directors meeting and an extraordinary general meeting of shareholders to be duly called to resolve upon the Restructuring Merger of Shares (the “Parent Restructuring Meetings”). Parent and HoldCo shall use their reasonable best efforts to cause the Parent Restructuring Meetings to be held on the same date as the Company Shareholder Meeting for the purpose of obtaining the Parent Entity Approvals required in connection with the Restructuring Merger of Shares (which transaction shall occur prior to the Closing subject to the terms and conditions set forth in this Agreement), and shall comply with all legal requirements applicable to such meetings, including preparing and making available all documents, reports and information required under Applicable Law in connection with such meetings or to obtain the Parent Entity Approvals thereat.  The board of directors of Parent and HoldCo, as applicable, shall (i) approve the Parent Restructuring, the Mergers and the other the transactions contemplated hereby and recommend approval of the transactions contemplated by the Parent Restructuring, the Mergers and the other the transactions contemplated hereby by Parent’s shareholders and HoldCo’s shareholders (the “Parent Restructuring Board Recommendation”) and include the Parent Restructuring Board Recommendation in the call notice and supporting materials to be sent or made available to the shareholders for purposes of the Parent Entity Approvals and (ii) use its reasonable best efforts to obtain the Parent Entity Approvals.  Without limiting the generality of the foregoing, unless and until this Agreement is terminated in accordance with its terms, the Parent Restructuring shall be submitted for a vote of Parent’s and HoldCo’s shareholders at the Parent Restructuring Meetings, notwithstanding the making of any Parent Acquisition Proposal (whether or not publicly made).  Parent and HoldCo shall not, without the prior written consent of the Company, adjourn, postpone or otherwise delay the Parent Restructuring Meetings; provided that Parent may, without the prior written consent of the Company, adjourn or postpone the shareholder meeting of Parent’s shareholders to approve the Restructuring Merger of Shares, after consultation with the Company, if Parent believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to distribute any supplement or amendment to the call notice and supporting materials to be sent or made available to the shareholders for purposes of the approval of the Restructuring Merger of Shares that the board of directors of Parent has determined in good faith after consultation with outside legal counsel is reasonably likely to be necessary under Applicable Law and for such supplement or amendment to be reviewed by Parent’s shareholders prior to the shareholder meeting to approve the Restructuring Merger of Shares (including any adjournment or postponement thereof).  Without the prior written consent of the Company, the transactions contemplated by the Parent Restructuring shall be the only matter (other than matters of procedure and matters required by Applicable Law to be voted on by Parent’s or HoldCo’s shareholders in connection with the approval of such transactions) that Parent and HoldCo shall propose to be acted on at the Parent Restructuring Meetings (including any adjournment or postponement thereof).

(c)        HoldCo shall cause a board of directors meeting and an extraordinary general meeting of shareholders to be called to resolve upon the Second Merger (the “HoldCo Approval Meetings”). The HoldCo Approval Meetings shall be held on the same date as the Company Shareholder Meeting for the purpose of obtaining the Parent Entity Approvals required for the Second Merger (the “HoldCo Merger Approvals”), and shall comply with all legal requirements applicable to such meetings, including preparing and making available all documents, reports and information required under Applicable Law in connection with such meetings or to obtain the Parent Entity Approvals thereat.  The board of directors of HoldCo, as applicable, shall (i) approve the Second Merger and recommend approval of the transactions contemplated by the Second Merger by HoldCo’s shareholders (the “HoldCo Board Recommendation”) and include the HoldCo Board Recommendation in the call notice and supporting materials to be sent or made available to the shareholders for purposes of the HoldCo Merger Approvals and (ii) use its reasonable best efforts to obtain the HoldCo Merger Approvals.  Without limiting the generality of the foregoing, unless and until this Agreement is terminated in accordance with its terms, the Second Merger shall be submitted for a vote of HoldCo’s shareholders at the HoldCo Approval Meetings, notwithstanding the making of any Parent Acquisition Proposal (whether or not publicly made).  HoldCo shall not, without the prior written consent of the Company, adjourn, postpone or otherwise delay the HoldCo Approval Meetings.  Without the prior written consent of the Company, the transactions contemplated by the Second Merger shall be the only matter (other than matters of procedure and matters required by Applicable Law to be voted on by HoldCo’s shareholders in connection with the approval of such transactions) that HoldCo shall propose to be acted on at the HoldCo Approval Meetings (including any adjournment or postponement thereof).

(d)       The parties hereto agree that the actions set forth on Section 7.03(d) of the Parent Disclosure Letter (the “Illustrative Steps Plan”) shall be taken in furtherance of consummating the Parent Restructuring, the Mergers and the other transactions contemplated under this Agreement, including actions and approvals contemplated under this Section 7.03 and Section 8.02(f); provided that the Parent Entities and each of their respective Affiliates may, after prior consultation with the Company, take actions inconsistent with the Illustrative Steps Plan if (i) required by Applicable Law or Order or

(ii) such Person determines in its reasonable discretion that such inconsistent actions are necessary or advisable to consummate the Parent Restructuring or the Mergers, and in the case of this clause (ii) such inconsistent actions would not impair or materially delay the consummation of the Parent Restructuring beyond the date the Parent Restructuring is contemplated to be completed in the Illustrative Steps Plan.

Section 7.04.          No Solicitation; Other Offers.

(a)        General Prohibitions.  Each of Parent and HoldCo shall not, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Parent Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to any of the Parent Entities or any of their Subsidiaries or afford access to the business, properties, assets, books or records of any of the Parent Entities or any of their Subsidiaries to, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, a Parent Acquisition Proposal, (iii) amend or grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of equity securities of any of the Parent Entities or any of their Subsidiaries, (iv) (A) withdraw, revoke or modify in a manner adverse to the Company, or publicly propose to withdraw, revoke or modify in a manner adverse to the Company, the approval by the boards of directors of Parent and HoldCo of this Agreement and the transactions contemplated hereby or (B) recommend, adopt or approve or publicly propose to recommend, adopt or approve a Parent Acquisition Proposal (it being understood that if any Parent Acquisition Proposal structured as a tender or exchange offer is commenced, the boards of directors of Parent and HoldCo failing to recommend against acceptance of such tender or exchange offer by Parent’s or HoldCo’s shareholders within 10 Business Days of commencement thereof shall each be considered a modification in a manner adverse to the Company) or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to a Parent Acquisition Proposal.  It is agreed that any violation of the restrictions on Parent or HoldCo set forth in this Section by any Subsidiary of Parent or HoldCo or any Representative of any of the Parent Entities or any of their Subsidiaries shall be deemed a breach of this Section by Parent or HoldCo.

(b)        Obligation to Terminate Existing Discussions.  Each of the Parent Entities shall, and shall cause its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Parent Acquisition Proposal, and shall use its reasonable best efforts to request that any such Third Party and its Representatives in possession of confidential information about any of the Parent Entities or any of their Subsidiaries that was furnished by or on behalf of Parent or HoldCo in connection with such Third Party’s consideration of making a Parent Acquisition Proposal to such Persons under an executed confidentiality agreement to return or destroy all such information as promptly as practicable after the date hereof (if and as provided in the terms of such confidentiality agreement).

Section 7.05.           Director and Officer Liability.  HoldCo shall, and shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)        For six years after the Closing, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative in respect of matters existing or acts or omissions occurring at or prior to the Closing (including this Agreement and the transactions and actions contemplated hereby), arising out of the fact that such Indemnified Person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Closing, in each case, whether asserted or claimed prior to, at or after the Closing  to the fullest extent permitted by New York Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under New York Law; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification or such advancement); provided, further, that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b)        For six years after the Closing, HoldCo and the Surviving Corporation shall cause to be maintained in effect provisions in the certificate of incorporation and bylaws of the Surviving Corporation (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees, advancement of expenses and exculpation that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)        Prior to the First Effective Time, the Company shall (and, if the Company is unable to, HoldCo shall) cause the Surviving Corporation, effective as of the First Effective Time, to either (i) continue to maintain in effect for six years after the Closing the Company’s directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”) in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance policies in effect as of the date hereof or (ii) purchase a prepaid directors’ and officers’ liability “tail” insurance policy or other comparable D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance policies in effect as of the date hereof;

provided that if the aggregate cost for such insurance coverage exceeds 200% of the current annual premium paid by the Company (which amount is set forth in Section 7.05(c) of the Company Disclosure Letter), the Surviving Corporation shall instead be obligated to obtain D&O Insurance with the best available coverage with respect to matters occurring at or prior to the Closing for an aggregate cost of no more than 200% of the current annual premium.

(d)        If HoldCo, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e)        The rights of each Indemnified Person under this Section 7.05 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under New York Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries.  These rights shall survive consummation of the Mergers and are intended to benefit, and shall be enforceable by, each Indemnified Person, their heirs and their representatives.

Section 7.06.           Employee Matters.  (a)  For a period of 12 months following the Closing (or such shorter period of employment, as the case may be) (the “Continuation Period”), HoldCo shall, or shall cause its Subsidiaries to, provide to each employee who is employed by the Company or its Subsidiaries at the Closing (each, a “Covered Employee”) (i) a base salary or wages (as applicable) that is no less favorable than the base salary or wages provided to such Covered Employee immediately prior to the Closing, (ii) (x) to the extent already adopted by the Company, a continued annual bonus opportunity for the year in which Closing occurs pursuant to the Company’s annual bonus program for such year and such Covered Employee’s annual bonus award thereunder and (y) for the Continuation Period, target annual bonus opportunities and long-term incentive compensation opportunities that are comparable on an annualized basis to those provided to such Covered Employees in respect of the 12-month period immediately prior to Closing, (iii) severance benefits that are no less favorable than those that would have been provided to such Covered Employee under the applicable severances benefit plans, programs, policies, agreements and arrangements of the Company immediately prior the Closing, and (iv) employee benefits (other than pension benefits, retiree health and welfare benefits and change in control or retention arrangements) that are substantially comparable in the aggregate to those provided to such Covered Employee under the Company Employee Plans immediately prior to the Closing.

(b)       Without limiting the generality of Section 7.06(a), from and after the Closing, Parent shall, or shall cause the Surviving Corporation to, honor each Company Employee Plan in accordance with its terms.

(c)       With respect to each employee benefit plan, program, policy or arrangement maintained by HoldCo or any of its Subsidiaries following the Closing in which a Covered Employee is eligible to participate (each, a “HoldCo Employee Benefit Plan”), HoldCo shall, or shall cause its Subsidiaries to, use reasonable best efforts to: (i) waive any preexisting condition exclusions, actively at work requirements and waiting periods with respect to participation and coverage requirements applicable to such Covered Employee under any HoldCo Employee Benefit Plan providing medical, dental, vision and other welfare benefits to the same extent such limitation would have been waived or satisfied under the comparable Company Employee Plan that such Covered Employee participated in immediately prior to the Closing and (ii) provide such Covered Employee with credit for any copayments and deductibles paid by such Covered Employee (and his or her eligible dependents) prior to such Covered Employee’s coverage under any HoldCo Employee Benefit Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the employee benefit plan such Covered Employee participated in immediately prior to coverage under such HoldCo Employee Benefit Plan in satisfying any applicable deductible or out-of-pocket requirements under such HoldCo Employee Benefit Plan.

(d)       HoldCo shall, or shall cause its Subsidiaries to, recognize for vesting and eligibility purposes (but not for benefit accrual purposes, except for vacation and severance, as applicable) under the employee benefit plans of HoldCo and its Subsidiaries, each Covered Employee’s service prior to the Closing with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary).  In no event shall anything contained in this Section 7.06(d) result in any duplication of benefits for the same period of service.

(e)       Each cash long-term incentive award that has been granted under a Company Long-Term Cash Incentive Plan (each, a “Company Cash LTI Award”) and that is outstanding as of immediately prior to the Closing shall continue to remain outstanding after the Mergers pursuant to the applicable Company Long-Term Cash Incentive Plan; provided that (i) any such Company Cash LTI Award that is subject to performance-based vesting (each, a “Company Performance Cash LTI Award”) shall be converted into an award that is subject solely to time-based vesting assuming, for purposes of determining the amount payable in respect of such Company Performance Cash LTI Award after such conversion, that applicable performance goals have been attained, as of the end of the applicable performance period, at the level at which such performance goals have been attained as of the Closing (determined by the Company using good faith methodology consistent with past practice and assuming that the level of performance during the portion of the applicable performance period that occurs prior to the Closing Date shall have continued until the end of the applicable performance period, and such determination shall be subject to prior review and approval by Parent, provided that such review and approval shall not be unreasonably conditioned, delayed or withheld and shall be limited to confirming that the methods and calculations performed by the Company to determine the level of attainment of applicable performance goals are consistent with past practice) and (ii) notwithstanding the foregoing clause (i) and to the extent applicable, in the case of any Specified Company Cash LTI Award, the amount payable in respect of such award upon vesting of the corresponding conversion award shall equal (x) the grant date value of such award (or, in the case of a Company Performance Cash LTI Award, the value determined under the foregoing clause (i)) multiplied by (y) a fraction, the numerator of which is the greater of (1) NYSE closing price of a share of Company Common Stock on the day immediately prior to the Closing Date and (2) an amount equal to $13.91 multiplied by the Exchange Ratio, and the denominator of which is the NYSE closing price of a share of Company Common Stock on grant date of such Specified Company Cash LTI Award.  Any vesting conditions and restrictions in effect in respect of such Company Cash LTI Award (other than performance-based vesting conditions, but including provisions for accelerated vesting upon termination of employment) shall continue in full force and effect in respect of such Company Cash LTI Award and the service-based vesting schedule and other provisions of such Company Cash LTI Award shall otherwise remain in effect; provided, further, that: (1) HoldCo’s board of directors or any committee thereof shall succeed to the authority and responsibility of the board of directors of the Company or any committee thereof with respect to each Company Cash LTI Award and (2) each Company Cash LTI Award shall be subject to administrative procedures consistent with those in effect under the applicable Company Long-Term Cash Incentive Plan. At least 15 days prior to providing to any employee any award amendments or similar governing documents implementing the treatment of the employee’s award in accordance with the provisions above, the Company shall provide the form of such documents to Parent and provide Parent a reasonable opportunity to consult with the Company with respect to such documentation.

(f)        Parent and HoldCo hereby acknowledges that the consummation of the transactions contemplated by this Agreement constitutes a “change in control” or “change of control” (or a term of similar import) for purposes of any Company Employee Plan that contains a definition of “change in control” or “change of control” (or a term of similar import), as applicable.

(g)       With respect to any Covered Employees based outside of the United States, HoldCo’s obligations under this Section 7.06 shall be modified to the extent necessary to comply with Applicable Laws of the foreign countries and political subdivisions thereof in which such Covered Employees are based.

(h)       Without limiting the generality of Section 11.06, nothing in this Section 7.06, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, including any Covered Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of the Company or any of its Affiliates (or, following the Closing, HoldCo or any of its Affiliates) to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of the Company or its Affiliates (or, following the Closing, HoldCo or any of its Affiliates) to employ any Covered Employee for any period following the Closing Date.

Section 7.07.           Financing.  (a)  Each of Parent and HoldCo shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Debt Financing on the terms and conditions set forth in the Commitment Letter as promptly as practicable after the date hereof, including using its reasonable best efforts to (i) maintain in effect the Commitment Letter until the Mergers and the other transactions contemplated by this Agreement are consummated (it being acknowledged that the commitments under the Commitment Letter may be reduced or terminated in accordance with the Commitment Letter in effect on the date hereof (provided that the aggregate proceeds of the Debt Financing, together with cash, cash equivalents and short-term marketable securities held by the Parent Entities, as of the First Effective Time, will be sufficient to enable Parent and/or HoldCo to pay all amounts required to be paid by them in cash in connection with the transactions contemplated by this Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the consummation of the transactions contemplated by this Agreement, the Company Notes and the Credit Agreement)) and (ii) unless Parent or HoldCo shall have reduced the commitments under the Commitment Letter to zero in accordance with the immediately preceding clause (i), (x) timely negotiate definitive agreements with respect to the facilities contemplated by the Commitment Letter on the terms and conditions set forth therein (or other terms agreed to by Parent, HoldCo and the lenders, subject to the restrictions on amendments to the Commitment Letter set forth below), (y) satisfy or cause to be waived on a timely basis all conditions applicable to Parent or HoldCo set forth in the Commitment Letter or such definitive agreements that are within its control and otherwise comply with its obligations thereunder and (z) upon the satisfaction or waiver of such conditions, consummate the Debt Financing. Parent and HoldCo shall take any and all actions necessary to obtain the confirmation of the counterparties to the Commitment Letter that such counterparties have completed and are satisfied with the results of all client identification procedures with respect to HoldCo that are required by such counterparties under the Commitment Letter as promptly as practicable. In the event that all conditions set forth in Section 9.01 and Section 9.02 have been satisfied or waived or, upon funding of the Debt Financing, shall have been satisfied or waived, Parent and HoldCo shall, and shall cause their Subsidiaries to, use reasonable best efforts to cause the Financing Sources providing the Debt Financing to fund on the Closing Date the Debt Financing. Parent and/or HoldCo shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Commitment Letter.

(b)        Notwithstanding the foregoing, Parent and/or HoldCo may, in its sole discretion and at any time,  replace all or any portion of the Debt Financing provided for in the Commitment Letter with one or more commitments from financial institutions to provide an equal or greater amount of debt financing to be made available on or prior to the Closing Date without the prior written approval of the Company, provided, that Parent and HoldCo shall not, without the Company’s prior written consent (which consent shall not be unreasonably withheld or delayed), permit any such replacement which would (A) except as provided for in clause (i) of paragraph (a) above, reduce the aggregate cash amounts of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Debt Financing, together with cash, cash equivalents and short-term marketable securities following such reduction is sufficient to pay for all amounts required to be paid by Parent or HoldCo in cash in connection with the Company Notes and Credit Agreement (to the extent consents or waivers pursuant to each are not obtained to the extent required) and the transactions contemplated by this Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the consummation of the transactions contemplated by this Agreement or (B) expand, amend, modify or waive any provision of the Commitment Letter in a manner that in any such case would reasonably be expected to (1) materially delay or make materially less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date, (2) materially adversely impact the ability of Parent or HoldCo to enforce its rights against the Financing Sources or any other parties to the Commitment Letter or (3) materially adversely affect the ability of Parent, HoldCo or any of their Subsidiaries to timely consummate the transactions contemplated by this Agreement. Parent and HoldCo shall not amend, modify or agree to any waiver under the Commitment Letter without the prior written approval of the Company if such amendment, modification or waiver would have any of the effects described in clauses (A) or (B) above; provided, that Parent and HoldCo may modify, supplement or amend the Commitment Letter to (x) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date of this Agreement and (y) implement or exercise any “market flex” provisions contained in the fee letter related to the Commitment Letter. Upon any replacement contemplated by this Section 7.07(b), (i) the definition of “Commitment Letter” set forth in this Agreement shall be deemed to have been modified as appropriate to reflect such replacement debt financing and any related commitment letter and (ii) any reference in this Agreement to the “Debt Financing” shall mean financing contemplated by the Commitment Letter as modified pursuant to clause (i) above.

(c)        If the Debt Financing in an aggregate principal amount (together with cash, cash equivalents and short-term marketable securities on hand) at least equal to all amounts required to be paid by Parent or HoldCo in cash in connection with transactions contemplated by this Agreement, including the Preferred Stock Consideration, Company Notes and Credit Agreement (to the extent consents or waivers pursuant to each are not obtained and to the extent required), and all payments, fees and expenses payable by them arising out of the consummation of the transactions contemplated by this Agreement becomes unavailable on the terms and conditions contemplated by the Commitment Letter, and such unavailable amount is reasonably required to make such payments required to be paid in connection with the transactions contemplated by this Agreement (such event, an “Original Financing Failure”), Parent and HoldCo shall promptly notify the Company in writing of the Original Financing Failure and Parent or HoldCo shall use its reasonable best efforts to arrange and obtain, as promptly as reasonably practicable, alternative financing from alternative sources on terms and conditions not materially less favorable, taken as a whole, to Parent or HoldCo than those contained in the Commitment Letter and the related fee letters and in an amount, when added with cash, cash equivalents and marketable securities of Parent and HoldCo, at least equal to the aggregate principal amount of the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Financing”), and to obtain a new financing commitment letter with respect to such Alternate Financing (the “New

Commitment Letter”), which shall replace or supplement the existing Commitment Letter; provided that any such Alternate Financing shall not obligate the Company prior to the Closing as a surety, guarantor or indemnitor or to extend credit to any Person. Parent or HoldCo shall promptly provide a true and complete copy of such New Commitment Letter to the Company. In the event a New Commitment Letter is obtained, (i) any reference in this Agreement to the “Commitment Letter” shall be deemed to mean the New Commitment Letter (or, in the event any portion of the existing Debt Financing is still available, shall be deemed to include the New Commitment Letter) and (ii) any reference in this Agreement to the “Debt Financing” shall mean the financing contemplated by the New Commitment Letter (or, in the event any portion of the existing Debt Financing is still available, shall be deemed to include the financing contemplated by the New Commitment Letter).

Section 7.08.          Voting of Shares.  Each of the Company and the Parent Entities shall vote, or cause to be voted, any shares of Company Common Stock owned by it or any of its Subsidiaries (if any) (other than, for the avoidance of doubt, any such shares held by any employee benefit plan of any of the Parent Entities or any of their Subsidiaries or any trustee or other fiduciary in such capacity under any employee benefit plan) in favor of the adoption of this Agreement at the Company Shareholder Meeting.

Section 7.09.          Access to Information.  From the date hereof until the Closing, upon reasonable notice and subject to Applicable Law and the Confidentiality Agreement, the Parent Entities shall promptly furnish to the Company, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request solely to the extent the Company requires such information in order to comply with Applicable Law or perform any covenants or obligations under this Agreement (including in connection with the preparation of the Joint Proxy Statement/Prospectus) or such information is related to satisfaction of any condition to Closing; provided that the foregoing shall not require the Parent Entities to disclose any information to the extent that (i) in the reasonable good faith judgment of Parent, any Applicable Law requires Parent or its Subsidiaries to restrict or prohibit access to any such information, (ii) in the reasonable good faith judgment of Parent, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (i) through (iii), each of the Parent Entities shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such inspection or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and Parent and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege.  Parent, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Parent shall instruct its external auditors to cooperate with the Company’s external auditors as soon as reasonably practicable to agree on the necessary processes and procedures that are required to be undertaken by each of them in relation to the preparation of the Joint Proxy Statement/Prospectus.  All information furnished pursuant to this Section shall be subject to the Confidentiality Agreement; provided that in no event shall the terms of the Confidentiality Agreement be deemed to prevent the disclosure of any information by the Company in the Joint Proxy Statement/Prospectus to the extent such disclosure is required under Applicable Law.  No information or knowledge obtained in any investigation pursuant to this Section 7.09 shall affect or be deemed to modify any representation or warranty made by any of the Parent Entities hereunder.

Section 7.10.          Board of Directors of HoldCo.  Prior to the Second Effective Time, each of the Parent Entities shall take all action necessary to cause the board of directors of HoldCo, as of the Second Effective Time, to be increased by three directors and to cause the persons mutually agreed by the Company and Parent from the current directors of the Company as of the date of this Agreement to be appointed to the board of directors of HoldCo.

Section 7.11.           Establishment of ADR Facility; NYSE Listing.

(a)        The Parent Entities shall cause a sponsored American depositary receipt (“ADR”) facility (the “ADR Facility”) to be established with a reputable national bank reasonably acceptable to the Company (the “Depositary Bank”) for the purpose of issuing the HoldCo ADSs, including entering into a customary deposit agreement with the Depositary Bank establishing the ADR Facility (the “Deposit Agreement”), to be effective as of the Second Effective Time, and filing with the SEC the Form F-6. The Parent Entities shall consider in good faith the comments of the Company on the Deposit Agreement, and the Deposit Agreement shall be subject to the approval of the Company, such approval not to be unreasonably withheld. In any event, subject to the prior sentence and Applicable Law, the Deposit Agreement shall (i) provide (A) that each HoldCo ADS under the ADR Facility shall represent and be exchangeable for one HoldCo Share, (B) for customary provisions for the voting by the Depositary Bank of such HoldCo Shares as instructed by the holders of the HoldCo ADSs, (C) for the issuance, at the request of a holder, of either certificated or uncertificated ADRs, (D) subject to the limitations provided for in General Instruction I.A.1 of Form F-6, that holders of HoldCo ADSs shall have the right at any time to exchange their HoldCo ADSs for the underlying HoldCo Shares and (E) that the HoldCo Shares deposited by the Parent Entities with the custodian (the “Custodian”) for the ADR Facility shall be held by the Custodian for the benefit of the Depositary Bank, (ii) require the Depositary Bank to forward voting instructions and other shareholder communications (including notices, reports and proxy solicitation materials) to the registered holders of HoldCo ADSs promptly following its receipt of such materials, (iii) include customary provisions for the distribution to holders of HoldCo ADSs of dividends, other distributions or the rights to participate in any rights offerings in each case received by the Custodian from the Parent Entities (or in certain cases the U.S. dollars available to the Depositary Bank from the net proceeds of the sale of the foregoing) and (iv) not permit (x) except as required by Applicable Law, any amendment that prejudices any right of HoldCo ADS holders without giving at least 30 days’ notice to the holders of the outstanding HoldCo ADSs, or (y) any termination by HoldCo or the Depositary Bank on less than 30 days’ written notice to HoldCo ADS holders. The Deposit Agreement shall not provide for (I) a right of any of the Parent Entities to withdraw HoldCo Shares from the custody account maintained by the Custodian or (II) fees to be imposed by the Depositary Bank upon holders of HoldCo ADSs in connection with the sale or transfer of such HoldCo ADSs on the NYSE. The material terms of the Deposit Agreement and the HoldCo ADSs shall be described in the Form F-4 and the Joint Proxy Statement/Prospectus. At or prior to the Second Effective Time, the Parent Entities shall cause the Depositary Bank to issue a number of HoldCo ADSs sufficient to constitute the Common Stock Consideration. The Parent Entities shall use reasonable best efforts to cause the HoldCo ADSs to be eligible for settlement through the Depository Trust Corporation.

(b)        The Parent Entities shall use its reasonable best efforts to cause the HoldCo ADSs issuable pursuant to the Second Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the establishment of the ADR Facility, and in any event prior to the Second Effective Time.

Section 7.12            Proxy.  Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the Founding Controlling Parent Shareholders in doing, all things reasonably necessary, proper or advisable under Applicable Law to cause each of the Founding Controlling Parent Shareholders and each of the other Parent Entities to comply with any and all their obligations, agreements and covenants under the Parent Shareholder Support Agreement and this Agreement. In the event any Founding Controlling Parent Shareholder or any of the Parent Entities fails to fulfill any of its obligations, agreements or covenants under the Parent Shareholder Support Agreement, upon the written request of the Company, Parent hereby agrees to exercise any rights available under the proxy granted to Parent under Section 5.07 of the Parent Shareholder Support Agreement, solely to the extent the exercise of such right (a) is consistent with the terms and conditions of this Agreement and the Parent Shareholder Support Agreement and (b) is reasonably necessary to approve or effectuate the consummation of the Parent Restructuring, the Mergers or the other transactions contemplated hereby. For the avoidance of doubt, any failure of any of the Founding Controlling Parent Shareholders or any of the Parent Entities to promptly and fully perform, observe or discharge its obligations, agreements and covenants under the Parent Shareholder Support Agreement or the Merger Agreement in accordance with the terms hereof and thereof shall constitute a breach of Parent hereunder for which the Company may obtain any and all remedies that would otherwise be available in the event of a breach by Parent. After the Founding Controlling Parent Shareholders call and hold the Previous Meeting (as defined in the Shareholders’ Agreement of Parent, dated February 12, 2015) in accordance with Section 3.01 of the Parent Shareholder Support Agreement to approve the Parent Contribution, the Restructuring Merger of Shares and the Mergers, Parent shall not take, or fail to take, any action that would result in the revocation, modification or withdrawal of such approval.

ARTICLE 8
Covenants of Parent, HoldCo and the Company

The parties hereto agree that:

Section 8.01.          Reasonable Best Efforts.  (a)  Subject to the terms and conditions of this Agreement, the Company and each of the Parent Entities shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable under Applicable Law to consummate and effect the Mergers, the Parent Restructuring and the other transactions contemplated by this Agreement as promptly as reasonably practicable, including using reasonable best efforts to (i) take such actions as are necessary to cause the conditions set forth in Article 9 to be satisfied as promptly as reasonably practicable (provided that nothing in this Agreement shall be deemed to obligate any party to waive any such conditions), (ii) prepare, make and file, as promptly as practicable, all notices, statements, filings, submissions of information, applications and other documents with any Governmental Authorities as are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by this Agreement, (iii) obtain, as promptly as reasonably practicable, and maintain all consents, approvals, authorizations, clearances, actions, non-actions, waivers, licenses, registrations, permits, variances, exemptions, orders and other confirmations from any Governmental Authorities or other third parties as are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by this Agreement, (iv) resolve, as promptly as reasonably practicable, any objections as may be asserted by any Governmental Authority in connection with any Competition Laws with respect to the transactions contemplated hereby and to avoid the entry of, or effect the dissolution of, any decree, Order, judgment, injunction, temporary restraining order or other Order in any suit or proceeding, that would otherwise have the effect of preventing, enjoining or prohibiting the consummation of the transactions contemplated hereby (including by defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the Mergers) and (v) cooperate to the extent reasonable with the other parties hereto in their respective efforts to comply with their respective obligations under this Agreement. In furtherance of the requirements of this Section 8.01, the Parent Entities and their Affiliates shall undertake any effort or take any action (including by (A) entering into any settlement, undertaking, consent decree, stipulation or agreement (including any mitigation agreement) with any Governmental Authority in connection with the Merger or the other transactions contemplated hereby, (B) litigating, appealing, challenging or taking any other action with respect to any action or proceeding by any Governmental Authority, (C) divesting, holding separate or otherwise disposing of (including by establishing a trust or otherwise) any businesses, operations, assets, product lines or properties of any of the Parent Entities, the Company or any of their respective Subsidiaries, or (D) taking any other action (or otherwise agree to do any of the foregoing) or agreeing to any prohibition, limitation, monitoring or reporting on its ownership, operation or control of or with respect to, any of its or the Surviving Corporation’s Subsidiaries or any of their respective Affiliates’ business, operations, assets, product lines, or properties, (E) not competing in any geographic area or line of business and/or (F) restricting the same manner in which, or whether, the Company or any of its Subsidiaries, any of the Parent Entities or any of their respective Affiliates may carry on business in any part of the world (collectively, the actions described in clauses (A) through (F), the “Remedial Actions”)) necessary or required in order to obtain any Required Governmental Approvals (including taking such Remedial Actions or agreeing to take such Remedial Actions as promptly as reasonably practicable); provided that the parties hereto understand and agree that nothing in this Section 8.01 or anything else in this Agreement shall require any party hereto or any of its Affiliates (and neither the Company nor any of its Subsidiaries shall offer or agree to, without Parent’s prior written consent, any of the following), and the reasonable best efforts of any party hereto shall not be deemed to include any obligation (i) to take the actions set forth in Section 8.01(a)(i) of the Company Disclosure Letter, (ii) after consulting and cooperating with and considering in good faith the views of the Company with respect thereto, to take or agree to take any Remedial Actions (other than Remedial Actions described in clause (B) of the definition thereof) prior to the date that is ten months after the date of this Agreement (provided that each of the Parent Entities is otherwise using reasonable best efforts to consummate and effect the Mergers, the Parent Restructuring and the other transactions contemplated by this Agreement as required by this Section 8.01, including taking the Remedial Actions described in clause (B); provided, further, that, on and after the date that is ten months after the date of this Agreement, the Parent Entities and their respective Affiliates shall take or agree to take all actions (subject to clauses (i) and (iii) of this proviso), including Remedial Actions, in the most expeditious manner practicable necessary or required in order to obtain any Required Governmental Approvals in accordance with this Section 8.01(a)) or (iii) to agree to any Remedial Actions with respect to any businesses, assets, operations, properties or product lines of Parent, the Company and their respective Subsidiaries (collectively, the “Combined Company”) in (x) Brazil, if such Remedial Actions would result, in the aggregate, in a loss of Gross Sales in Brazil in an amount exceeding the amount set forth in Section 8.01(a)(ii) of the Company Disclosure Letter or (y) any jurisdictions other than Brazil, if such Remedial Actions would result, in the aggregate, in a loss of Gross Sales in countries other than Brazil in an amount exceeding the amount set forth in Section 8.01(a)(iii) of the Company Disclosure Letter.

(b)       To the extent permitted by Applicable Law, the parties shall jointly cooperate and consult with each other regarding the defense of the transactions contemplated hereby before any Governmental Authority; provided that Parent shall, after considering in good faith the Company’s views and comments, be entitled, subject to compliance with its obligations under this Section 8.01, to control and direct such defense and take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding the transactions contemplated hereby.

(c)        In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of all initial filings (being a pre-notification draft, in jurisdictions where such is the custom) as may be required in connection with the Required Competition Approvals as promptly as practicable and in any event within 30 Business Days after the date hereof (provided that the filings in connection with the

Required Competition Approvals set forth in Section 8.01(c)(i) of the Company Disclosure Letter shall be made as promptly as practicable and in any event within 40 Business Days after the date hereof), and supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to any Competition Laws; provided that none of the Parent Entities, the Company or any of their Subsidiaries shall be permitted to make any filings in connection with the Required Competition Approvals set forth in Section 8.01(c)(ii) of the Company Disclosure Letter prior to the Closing Date without the other party’s consent.  Subject to Parent’s compliance with its obligations under this Section 8.01, Parent shall, on behalf of the parties hereto, control and lead all communications and strategy relating to the Competition Laws, after consulting and cooperating with and considering in good faith the views of the Company with respect thereto.  The Company shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of Parent (not to be unreasonably withheld, delayed or conditioned), and Parent shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without consulting with and considering in good faith the views  of the Company with respect thereto.

(d)        To the extent permitted by Applicable Law, the parties shall jointly develop the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Competition Laws prior to their submission. Prior to the Closing, to the extent permitted by Applicable Law, each party hereto shall (i) consult with the other parties hereto with respect to, and shall provide any necessary or appropriate information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Authority or any other information supplied by such party to, or meetings, conferences or correspondence with, any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, (ii) permit the other parties or their counsel to review in advance any information, correspondence or filing (and the documents submitted therewith) intended to be given by it to any Governmental Authority; provided that such materials may be redacted to remove references to commercially or competitively sensitive information before being shared with the Company with respect to the businesses of Parent and its Subsidiaries, (iii) to the extent permitted by the applicable Governmental Authority, give the other parties or their counsel the opportunity to attend and participate in any meetings or conferences with such Governmental Authority and (iv) if such party receives a request for additional information or documentary material from any Governmental Authority with respect to the Mergers or any of the other transactions contemplated by this Agreement, use reasonable best efforts to provide, or cause to be provided, after consultation with the other parties hereto, such additional information or material as promptly as practicable.

(e)        Prior to the Closing, to the extent permitted by Applicable Law, the parties hereto agree to use their respective reasonable best efforts to cooperate to prepare for integration of the businesses and affairs of Parent, HoldCo and the Company from and after the Closing.

(f)        The Company and each of the Parent Entities shall cooperate and use commercially reasonable efforts to determine whether any consents, approvals, or waivers are required to be obtained from third parties to Company Material Contracts in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement; provided that, seeking to obtain any such actions, consents, approvals or waivers from third parties shall not be a condition to the consummation of the Mergers and the transactions contemplated hereunder and the Company shall not be required to pay any fees or expenses arising out of, related to or in connection with obtaining such consents and approvals from third parties.

Section 8.02.           Certain Filings.  (a)  The Company, and each of the Parent Entities shall cooperate with one another (i) in connection with the preparation of the Form F-4, the Joint Proxy Statement/Prospectus and the Parent Disclosures and Filings, and in determining whether any action by or in respect of, or filing with, any Governmental Authority is required in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and (ii) in taking any such actions or making any such filings, in each case, that the Company and Parent mutually determine to be required, furnishing information required in connection therewith or with the Form F-4, the Joint Proxy Statement/Prospectus and the Parent Disclosures and Filings.  For the avoidance, of doubt, there shall be no requirement that the Company Shareholder Meeting, the Parent Restructuring Meetings, the Parent Contribution Meeting nor the HoldCo Approval Meetings be held on the same date, and each of the Company Shareholder Meeting, the Parent Restructuring Meetings, the Parent Contribution Meeting and the HoldCo Approval Meetings shall be convened and held in accordance with the provisions of Section 6.02 and Section 7.03, respectively, as soon as reasonably practicable, without regard to the date on which the other meeting is convened or held.

(b)        Each of the Parent Entities and the Company shall obtain and furnish the information concerning itself and its Subsidiaries required to be included in the Form F-4, Joint Proxy Statement/Prospectus and the Parent Disclosures and Filings.  Each of the Parent Entities and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Form F-4 or Joint Proxy Statement/Prospectus, as well as any comments and/or requests made by any Governmental Authority with respect to the Parent Disclosures and Filings and the Parent Restructuring, including with respect to registration and issuance of the HoldCo Shares and HoldCo ADSs.

(c)        As promptly as reasonably practicable following the date of this Agreement, or at the otherwise appropriate time in the case of the Form 8-A, each of HoldCo and, as applicable, Parent and the other Parent Entities shall prepare and file with the SEC the Form F-4 containing the Joint Proxy Statement/Prospectus, a registration statement on Form 8-A (“Form 8-A”) in connection with the registration under the 1934 Act of the

HoldCo ADSs to be issued pursuant to the Mergers and the underlying HoldCo Shares and file the Parent Disclosures and Filings with the applicable Governmental Authorities. Each of the Parent Entities shall cause the Depositary Bank to prepare and file with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the HoldCo ADSs (the “Form F-6”).  Each of HoldCo and Parent shall use its reasonable best efforts to have the Form F-4, Form 8-A and Form F-6 declared effective under the 1933 Act and the 1934 Act, as applicable, as promptly as practicable after such filing and to keep the Form F-4, Form 8-A and Form F-6 effective as long as necessary to consummate the transactions contemplated hereby.  Each of HoldCo and Parent shall take any action required to be taken under any applicable state securities laws in connection with the issuance of HoldCo Shares as may be reasonably requested in connection with any such action.  Promptly after the effectiveness of the Form F-4, the Company and HoldCo shall cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s shareholders, and if necessary, after the definitive Joint Proxy Statement/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable.  If at any time prior to the Closing, the officers and directors of any of the Parent Entities or the Company discover any statement which, in light of the circumstances under which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statements made in the Joint Proxy Statement/Prospectus or the Form F-4, the Form 8-A or the Form F-6 not misleading, then such party shall immediately notify the other party of such misstatements or omissions.  The Company shall advise each of the Parent Entities, and each of the Parent Entities shall advise the Company, as applicable, promptly after they receive notice thereof, of the time when the Form F-4, the Form 8-A or the Form F-6 becomes effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the HoldCo Shares or HoldCo ADSs for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus, the Form F-4, the Form 8-A or the Form F-6 or comments thereon and responses thereto or requests by the SEC for additional information.

(d)        Each of the Parent Entities and the Company shall give the other such parties and its counsel a reasonable opportunity to review and comment on (i) the Joint Proxy Statement/Prospectus and the Form F-4 before any filing thereof (or of any amendment thereto) with the SEC (other than, in each case, any filing or amendment in connection with an Adverse Recommendation Change) and (ii) the Parent Disclosures and Filings before any filing thereof (or any amendment thereto) with the applicable Governmental Authorities, and such parties party shall give reasonable and good faith consideration to any comments made thereon by the other such parties or their respective counsel. Each party shall promptly notify the other parties upon the receipt of any oral or written comments from the SEC or its staff or any request from the SEC or its staff with respect to the Joint Proxy Statement/Prospectus or the Form F-4 for amendments or supplements to the Joint Proxy Statement/Prospectus or the Form F-4 (other than, in each case, comments and requests relating to an Adverse Recommendation Change), or comments or requests from the applicable Governmental Authorities with respect to the Parent Disclosures and Filings, and shall provide the other party with copies of all written correspondence and a summary of all oral communications between it, on the one hand, and the SEC and its staff or the other applicable Governmental Authorities, on the other hand, relating to the Joint Proxy Statement/Prospectus, the Form F-4 or the Parent Disclosures and Filings, as applicable.  Other than in connection with any correspondence, amendments, supplements or other filings or any discussions or meetings in each case relating to an Adverse Recommendation Change, each party shall cooperate and provide the other parties with a reasonable opportunity to review and comment on any substantive correspondence (including responses to SEC comments), amendments or supplements to the Joint Proxy Statement/Prospectus, the Form F-4 or the Parent Disclosures and Filings prior to filing with the SEC or other applicable Governmental Authorities, including by participating with the other party or its counsel in any discussions or meetings with the SEC or such other applicable Governmental Authorities, and shall provide to the other a copy of all such filings made with the SEC and such other applicable Governmental Authorities.

(e)        If at any time prior to the Closing, the Company or any of the Parent Entities discovers any information relating to the Company or the Parent Entities, or any of their respective Subsidiaries, directors or officers that should be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus or the Parent Disclosures and Filings so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the applicable party shall (i) file an appropriate amendment or supplement to such document with the SEC or other applicable Governmental Authorities, as the case may be and if required by Applicable Law, describing such information and (ii) to the extent required by Applicable Law, disseminate such amendment or supplement to the shareholders of the Company or Parent, as applicable.

(f)        The Parent Entities shall cause (i) the filing with the Board of Trade of the State of São Paulo of the corporate documents related to the conditional consummation by Parent and HoldCo of the transactions contemplated hereby, including the filing of the meeting minutes related to the Parent Contribution Meeting, the Parent Restructuring Meeting and the HoldCo Approval Meetings within thirty days of such meeting, (ii) the publication of such corporate documents and meeting minutes in the newspaper as required by Applicable Law, (iii) the filing of such corporate documents, including the protocol and justification of the Restructuring Merger of Shares and Second Merger (collectively, the “Corporate Documents”) with the CVM and B3 and (iv) the publication of such Corporate Documents on Parent’s and HoldCo’s websites in compliance with the requirements of the CVM and B3.

Section 8.03.          Public Announcements.  To the extent permitted by Applicable Law, Parent and the Company shall consult with each other before, directly or indirectly through any Representatives, issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement without the prior consent of the other party; provided that the restrictions set forth in this Section 8.03 shall not apply to any press release, public statement or other communication or press conference or call (a) made or proposed to be made by the Company with respect to the matters contemplated by and in accordance with Section 6.02, (b) in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby, (c) for which any consultation would not be permitted as a result of requirements of Applicable Law, (d) that is consistent with prior communications made in compliance with this Section 8.03 or (e) made or proposed to be made in the ordinary course of business and does not specifically relate to this Agreement or the transactions contemplated hereby.

Section 8.04.           Further Assurances.  At and after the Closing, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or the Merger Subs, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or the Merger Subs, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Mergers.

Section 8.05.           Notices of Certain Events.  Each of the Company and each Parent Entity shall promptly notify the other of: (a) any notice or other communication from any Governmental Authority or counterparty to a Material Contract alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement; (b) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries, or any of the Parent Entities or any of their Subsidiaries, as the case may be, that, if pending on the date of this Agreement,  would restrict or materially and adversely impact the consummation of the transactions contemplated by this Agreement; and (c) any reasonably likely failure of any condition to Parent’s, HoldCo’s or the Company’s obligations to effect the Mergers (as applicable); provided that any failure to give notice in accordance with this Section 8.05 shall not in and of itself be deemed to constitute the failure of any such condition to be satisfied; provided, further, that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.06.           Delisting; Deregistration; NYSE Listing; B3 Listing.  (a)  Prior to the Closing, the Company shall cooperate with Parent and HoldCo and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and the rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Common Stock from the NYSE and the deregistration of the Company Common Stock under the 1934 Act at or as promptly as practicable after the Closing.

(b)       Each of HoldCo and Parent shall use its reasonable best efforts to cause, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and the rules and policies of (i) the B3 to enable the HoldCo Shares to be issued in connection with the Parent Restructuring and the transactions contemplated hereby to be approved for listing on the B3, under the Novo Mercado listing segment, at or prior to the Closing, (ii) the HoldCo Shares underlying the HoldCo ADSs constituting the Common Stock Consideration to be to be approved for listing on the B3, under the Novo Mercado listing segment, at or prior to the Closing and (iii) the HoldCo ADSs to be issued in connection with the Second Merger as Common Stock Consideration and the transactions contemplated hereby to be approved for listing on the NYSE at or prior to the Closing, subject to official notice of issuance.

Section 8.07.          Takeover Statutes.  If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, the Company, HoldCo and Parent, and the members of their respective boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 8.08.          Control of the Company’s or Parent’s Operations.  Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Closing.  Prior to the Closing, each of the Parent Entities and the Company shall exercise, consistent with the terms and conditions of this Agreement (including Section 6.01 and 7.01), complete control and supervision of its operations.

Section 8.09.          Tax Matters.

(a)        Each of the parties hereto (i) shall use reasonable best efforts to cause the Transaction to qualify for the Intended U.S. Tax Treatment, (ii) shall not take any action that would be reasonably likely to prevent the Transaction from qualifying from its Intended U.S. Tax Treatment or fail to take any action whose omission would be reasonably likely to jeopardize the Transaction from qualifying from its Intended U.S. Tax Treatment and (iii) shall take no position inconsistent with the Intended U.S. Tax Treatment on any Tax Return or otherwise, unless otherwise required by a change in Applicable Law or a final determination by an applicable Taxing Authority.

(b)       If foreign exchange regulations issued by central bank of Brazil require the execution of a simultaneous foreign exchange transaction related to the Second Merger, Holdco will bear any IOF tax triggered in the Second Merger.

(c)        HoldCo shall register the capital reserve arising from the Parent Contribution net of the corresponding corporate income Tax and surtax due, so that no expense is accounted at HoldCo as a result of such Taxes.

Section 8.10.          Alternative Transactions.  (a) Prior to Closing, Parent and the Company shall cooperate in good faith and in consultation with their respective advisors to evaluate the Brazil Direct Acquisition and, in the event Parent and the Company mutually determine it is beneficial to proceed with the Brazil Direct Acquisition, consider amendments to this Agreement (including to Article 2 hereto, with respect to payment of the Preferred Stock Consideration) and the amendment of or entry into other documents, in each case to the extent necessary or advisable to consummate and implement the Brazil Direct Acquisition on terms mutually satisfactory to Parent and the Company.

(b)        Prior to the Closing, upon Parent’s reasonable request, the Company shall cooperate in good faith with Parent to evaluate, discuss and plan for a potential post-Closing restructuring of HoldCo and/or any of its Affiliates.  Such cooperation shall include exchange of information in accordance with Section 6.04 to the extent reasonably related to such evaluation, discussion and planning.

(c)        Each of the Company and the Parent Entities acknowledges and agrees that effecting of any of the transactions contemplated by this Section 8.10 shall not be a condition to the consummation of the Parent Restructuring or Mergers set forth in Article 2.  It is understood and agreed that this Section 8.10 shall not give rise to any obligation or commitment on Parent or the Company to agree to or consummate any of the transactions contemplated by this Section 8.10, delay the Closing or delay the consummation of the Parent Restructuring, the Mergers or any of the other transactions contemplated by this Agreement.

Section 8.11.           Sales Representatives. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each of Parent Entities, on the one hand, and the Company, on the other (each, as applicable, a “Restricted Party”), agree that neither Restricted Party nor any of its Subsidiaries shall launch any broad-based incentive program specifically intended to directly cause existing sales representatives of the other party or any of such other party’s Affiliates (who is not a current sales representative of the Restricted Party or any of the Restricted Party’s Affiliates) to entirely cease doing business with the other party or any of the other party’s Affiliates in order to become a sales representative of the Restricted Party or any of the Restricted Party’s Affiliates. For the avoidance of doubt, the foregoing restrictions in this Section 8.11 shall in no event require the Restricted Party or any of its Affiliates to take any actions or operate in any manner inconsistent with Applicable Law or prevent them from competing in the ordinary course of business.

ARTICLE 9
Conditions to the Mergers

Section 9.01.          Conditions to the Obligations of Each Party.  The obligations of the Parent Entities and the Company to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by each such party) of the following conditions:

(a)        the Company Shareholder Approval shall have been obtained in accordance with all Applicable Law;

(b)        the Parent Entity Approvals shall have been obtained in accordance with all Applicable Law;

(c)        the Parent Restructuring shall have been consummated in accordance with Article 2;

(d)        (i) the HoldCo ADSs to be issued in the Second Merger shall have been approved for listing on the NYSE, subject to official notice of issuance and (ii) the HoldCo Shares to be issued in the Parent Restructuring and the HoldCo Shares underlying the HoldCo ADSs constituting Common Stock Consideration shall have been approved for listing on the B3, under the Novo Mercado listing segment;

(e)        the Form F-4 and the Form F-6 shall have each become effective under the 1933 Act, and the Form 8-A shall have become effective under the 1934 Act, and no stop order suspending the effectiveness of the Form F-4, the Form F-6 or the Form 8-A shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC;

(f)        all Required Governmental Approvals set forth in Section 9.01(f) of the Company Disclosure Letter shall have been obtained or received (or the waiting period set forth on such Section shall have expired or been terminated); and

(g)        no provision of any Applicable Law shall enjoin, prohibit or otherwise make illegal the consummation of the Mergers, including the issuance of the HoldCo Shares underlying the HoldCo ADSs as Merger Consideration, or the Parent Restructuring.

Section 9.02.          Conditions to the Obligations of the Parent Entities.  The obligations of the Parent Entities to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:

(a)        (i) the representations and warranties of the Company contained in the first sentence of Section 4.01, and Sections 4.02, 4.04(a), Section 4.05(b) (other than the second sentence thereof (other than clause (iv) of the second sentence)), 4.24 and 4.25 shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) in all material respects only as of such time), (ii) the representations and warranties of the Company contained in Section

4.10(a)(ii) shall be true and correct in all respects at and as of the Closing as if made at and as of such time, (iii) the representations and warranties of the Company contained in Section 4.05(a) and the second sentence of Section 4.05(b) (other than clause (iv) thereof) shall be true and correct, subject only to De Minimis Inaccuracies, at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct, subject only to De Minimis Inaccuracies, only at and as of such time), and (iv) all other representations and warranties of the Company contained in this Agreement shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) only as of such time), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)        the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing; and

(c)        Parent shall have received a certificate signed by an executive officer of the Company confirming the satisfaction of the conditions set forth in Sections 9.02(a) and 9.02(b).

Section 9.03.          Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions:

(a)        (i) the representations and warranties of the Parent Entities contained in the first sentence of Section 5.01, and Sections 5.02, Section 5.04(a), Section 5.05(b) (other than the second sentence thereof (other than clause (iv) of the second sentence)), Section 5.05(c) (other than the second sentence thereof (other than clause (iv) of the second sentence)) and Section 5.20 shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) in all material respects only as of such time), (ii) the representations and warranties of the Parent Entities contained in Section 5.10(b) shall be true and correct in all respects at and as of the Closing as if made at and as of such time, (iii) the representations and warranties of the Parent Entities contained in Section 5.05(a), the second sentence of Section 5.05(b) (other than clause (iv) thereof) and the second sentence of Section 5.05(c) (other than clause (iv) thereof) shall be true and correct, subject only to De Minimis Inaccuracies, at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct, subject only to De Minimis Inaccuracies, only at and as of such time), and (iv) all other representations and warranties of the Parent Entities contained in this Agreement shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) at and as of the date of this Agreement and at and as of the Closing as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) only as of such time), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b)        each of the Parent Entities shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing;

(c)        the Company shall have received a certificate signed by an executive officer of Parent confirming the satisfaction of the conditions set forth in Sections 9.03(a) and 9.03(b); and

(d)        the Founding Controlling Parent Shareholders shall have made the Founders Cash Contribution and the Founders Cash Contribution Amount shall continue to be held by HoldCo.

Section 9.04.          Frustration of Closing Conditions.  Notwithstanding anything in this Agreement to the contrary, (i) none of the Parent Entities may rely on the failure of any condition set forth in this Article 9 to be satisfied if such failure resulted from the breach of any of the covenants or agreements of the Parent Entities contained in this Agreement or of any of the Founding Controlling Parent Shareholders under the Parent Shareholder Support Agreements to use reasonable best efforts to consummate the Parent Restructuring and (ii) the Company may not rely on the failure of any condition set forth in this Article 9 to be satisfied if such failure resulted from the breach of any of the covenants or agreements of the Company contained in this Agreement to use reasonable best efforts to consummate the Parent Restructuring.

ARTICLE 10
Termination

Section 10.01.      Termination.  This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing (notwithstanding any approval or adoption of this Agreement by the shareholders of the Company or Parent):

(a)        by mutual written agreement of the Company and Parent;

(b)        by either the Company or Parent, if:

(i)             the Mergers shall not have been consummated on or before July 22, 2020 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to (x) the Parent Entities if the breach by any of the Parent Entities of any provision of this Agreement or by any of the Founding Controlling Parent Shareholders of any provision of the Parent Shareholder Support Agreement results in the failure of the Mergers to be consummated by such time or (y) the Company if the breach by the Company of any provision of this Agreement results in the failure of the Mergers to be consummated by such time;

(ii)           there shall be any Applicable Law (including any Order) that (A) permanently prohibits or makes illegal consummation of the Mergers, the Parent Restructuring or any of the other transactions contemplated hereby or (B) permanently enjoins the Company or Parent from consummating the Mergers, the Parent Restructuring or any of the other transactions contemplated hereby, and such Applicable Law shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to (x) the Parent Entities if they have not complied with their obligations under this Agreement or if any of the Founding Controlling Parent Shareholders have not complied with their obligations under the Parent Shareholder Support Agreement in respect of any such Applicable Law or (y) the Company if the Company has not complied with their obligations under this Agreement in respect of any such Applicable Law; or

(iii)         the Company Shareholder Approval shall not have been obtained at the Company Shareholder Meeting (including any adjournment or postponement thereof); provided that the right to terminate the Agreement pursuant to this Section 10.01(b)(iii) shall not be available to the Company if it has not complied with its obligations under Section 6.02 or Section 6.03; or

(c)        by Parent, if:

(i)             (A) the board of directors of the Company shall have made an Adverse Recommendation Change, or (B) at any time prior to obtaining the Company Shareholder Approval, after public announcement of a bona fide Company Acquisition Proposal, the Company’s board of directors shall have failed to publicly reaffirm the Company Board Recommendation within ten Business Days after Parent requests such reaffirmation in writing (provided that such request from Parent is made following such public announcement); provided that Parent may only make such request once with respect to any Company Acquisition Proposal or any material modification thereto; or

(ii)            a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in

Section 9.02(a) or Section 9.02(b), as applicable, not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the Company within 30 days following notice to the Company from Parent of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this clause (ii) if any of the Parent Entities is in material breach of any of its representations, warranties covenants or agreements under this Agreement or any of the Founding Controlling Parent Shareholders are in breach of any of their respective obligations under the Parent Shareholder Support Agreement; or

(iii)         prior to obtaining the Company Shareholder Approval, the Company shall have materially and Intentionally Breached any of its obligations under Section 6.03(a)(i), (ii), (iii) or (v), Section 6.03(d) or the first sentence of Section 6.03(f); or

(d)        by the Company:

(i)             prior to obtaining the Company Shareholder Approval, if the board of directors of the Company shall have made an Adverse Recommendation Change in compliance in all material respects with the terms of this Agreement, including Section 6.03(d), in order to enter into a definitive, written agreement concerning a Company Superior Proposal; provided that the Company shall have previously paid any amount due pursuant to Section 10.03 in accordance therewith;

(ii)           if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Parent Entities set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) or Section 9.03(b), as applicable, not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the Parent Entities, within 30 days following notice to Parent from the Company of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this clause (ii) if the Company is in material breach of any of its representations, warranties covenants or agreements under this Agreement; or

(iii)         if (A) the Founder Controlling Parent Shareholders have not, within 30 Business Days of the date of this Agreement, held a Previous Meeting (as defined in the Shareholders’ Agreement of Parent, dated February 12, 2015) in accordance with Section 3.01 of the Parent Shareholder Support Agreement and favorably cast their votes to approve the Parent Restructuring and the Mergers (a “Previous Meeting Breach”) and such Previous Meeting Breach has not been cured within 30 Business Days of Parent receiving written notice thereof, or any time thereafter such approval is amended or modified in any manner adverse to the Company, or revoked or withdrawn, (B) the Parent Entity Approvals (including for the Mergers) effecting the Parent Restructuring shall not have been obtained within the earlier of (x) 10 Business Days after obtaining the Company Shareholder Approval (provided that such 10 Business Day period may be extended solely to the extent the extraordinary general meeting of Parent for purposes of obtaining the Parent Entity Approval is enjoined or prohibited by an Order of a Governmental Authority, unless such Order arises from or relates to any action or omission by any Founder Controlling Parent Shareholder or any Parent Entity) and (y) five Business Days prior to the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02.       Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder or Representative of such party) to each other party hereto except as provided in Section 10.03; provided that, subject to Section 10.03(e), if (x) such termination resulted from the fraud of any party hereto or the Founding Controlling Parent Shareholders or the material breach by any party hereto or the Founding Controlling Parent Shareholders of any covenant or agreement contained in this Agreement or the Parent Shareholder Support Agreement, which breach is the consequence of an act or omission by such party with the actual knowledge that such act or omission would be, or would reasonably be expected to be, a material breach of this Agreement or the Parent Shareholder Support Agreement (such breach, an “Intentional Breach”) or (y) such fraud or Intentional Breach shall, directly or indirectly cause the Closing not to occur, then the Company, on the one hand, or the Parent Entities, on the other, shall be fully liable (in the case of the Parent Entities, on a joint and several basis) for any and all damages, costs, expenses, liabilities or losses of any kind (collectively, “Damages”), available at law or in equity, in each case incurred or suffered by the Parent Entities or the Company, as applicable, as a result of such fraud or Intentional Breach by the Company, on the one hand, or the Parent Entities, on the other, including in the case of fraud or an Intentional Breach by the Parent Entities or the Founding Controlling Parent Shareholders, to the extent proven, the loss of the economic benefits to shareholders of the Company of the Mergers and the transactions contemplated hereby, which shall be deemed in such event to be damages of Company.  No shareholder of the Company whether purporting to act in its capacity as a shareholder purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any right in the immediately preceding sentence. Any and all breaches of the Parent Entities or the Founding Controlling Parent Shareholders hereunder or under the Parent Shareholder Support Agreement shall be deemed to be breaches of Parent hereunder. The provisions of Section 6.05(d), Section 6.05(f), this Section 10.02, Section 10.03, Article 11 and as set forth in Section 11.02 shall survive any termination hereof pursuant to Section 10.01.

Section 10.03.      Termination Fees.  (a)  Company Termination Fees.

(i)             If this Agreement is terminated (A) by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii) or (B) by the Company pursuant to Section

10.01(d)(i), then the Company shall pay to Parent or, if designated by Parent, a direct or indirect wholly owned Subsidiary of Parent (the “Parent Fee Designee”), by way of compensation, $78,600,000 (the “Company Termination Fee”) within two Business Days after the date of the termination of the Agreement (in the case of any such termination by Parent) or prior to, and as a condition precedent to, the termination of the Agreement (in the case of any such termination by the Company).

(ii)           If this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii) at a time when Parent had the right to terminate pursuant to Section 10.01(c)(i), then the Company shall pay to Parent or the Parent Fee Designee, as applicable, by way of compensation, the Company Termination Fee within two Business Days after the date of termination of the Agreement (in the case of any such termination by Parent) or prior to, and as a condition precedent to, the termination of the Agreement (in the case of any such termination by the Company).

(iii)          If this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii), other than in the circumstances referred to in Section 10.03(a)(ii), and in addition, if (A) prior to the Company Shareholder Meeting but after the date of this Agreement, a bona fide Company Acquisition Proposal shall have been publicly made (provided that for purposes of this clause (iii) and the term “Qualifying Company Acquisition Proposal”, each reference to “15% or more” in the definition of Company Acquisition Proposal shall be deemed to be a reference to “more than 50%”) (a “Qualifying Company Acquisition Proposal”), and (B) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to, or consummated a transaction relating to, a Qualifying Company Acquisition Proposal, then the Company shall pay to Parent or the Parent Fee Designee, as applicable, by way of compensation, an amount equal to the Company Termination Fee within two Business Days after the first date on which the Company enters into such definitive agreement or consummates such transaction.

(iv)          If this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) and (A) prior to the date of such termination but after the date of this Agreement, a Qualifying Company Acquisition Proposal shall have been publicly made, and (B) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or consummated a Qualifying Company Acquisition Proposal, then the Company shall pay to Parent or the Parent Fee Designee, by way of compensation, the Company Termination Fee within two Business Days after the first date on which the Company enters into such definitive agreement or consummates such transaction; provided that the Company shall not be required to pay the Company Termination Fee under this Section 10.03(a)(iv) if, at the time this Agreement is terminated pursuant to Section 10.01(b)(i), (x) the condition set forth in Section 9.01(a) is satisfied and (y) the conditions set forth in Section 9.01(f) or Section 9.01(g) are not satisfied (and the Company has complied with its obligations under Section 8.01 in all material respects).

(v)            In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)        Parent Termination Fees.

(i)             If this Agreement is terminated by the Company pursuant to Section 10.01(d)(iii), then Parent shall pay to the Company, by way of compensation, an amount equal to $242,000,000 (the “Parent No Vote Termination Fee”) within two Business Days after the date of termination of the Agreement.

(ii)           If this Agreement is terminated by Parent or the Company (x) pursuant to Section 10.01(b)(i) and, at the time of such termination, one or more of the conditions set forth in Section 9.01(f) or Section 9.01(g) (as the result of any Competition Law or an Order with respect to any Competition Law) were not satisfied or waived or (y) pursuant to Section 10.01(b)(ii) as the result of any Competition Law or an Order with respect to any Competition Law and in the case of each of (x) and (y), at the time of termination, all of the other conditions set forth in Section 9.01 and Section 9.02 (other than Section 9.01(f) and Section 9.01(g) and except for those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, then Parent or HoldCo shall pay to the Company, by way of compensation, an amount equal to $133,000,000 (the “Reverse Termination Fee”) within two Business Days after the date of termination of the Agreement (in the case of any such termination by the Company) or prior to, and as a condition precedent to, the termination of the Agreement (in the case of any such termination by Parent).

(iii)         In no event shall Parent or HoldCo be required to pay the Parent No Vote Termination Fee or Reverse Termination Fee on more than one occasion.

(c)        Payment.  Any payment of the Parent No Vote Termination Fee, Company Termination Fee or the Reverse Termination Fee shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Parent Fee Designee, or the Company, as applicable.

(d)        Costs and Expenses.  Each party acknowledges that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, such party would not enter into this Agreement.  Accordingly, if the applicable party fails promptly to pay any amount due pursuant to this Section 10.03, such party shall also pay any costs, fees and expenses incurred by the other party (including reasonable legal fees and expenses) in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the party failing to promptly pay such amount.  Any amount not paid when due pursuant to this Section 10.03 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition, in effect on the date of such payment.

(e)        Sole and Exclusive Remedy.  Notwithstanding anything to the contrary in this Agreement, except in the case of the fraud or Intentional Breach of, on the one hand, the Company, or on the other hand, the Parent Entities or the Founding Controlling Parent Shareholders of this Agreement or the Parent Shareholder Support Agreement, and subject to Section 6.05, Section 11.04, Section 11.13, the Company Shareholder Support Agreement and the Parent Shareholder Support Agreement, (x) (i) if payment of the Company Termination Fee is required to be paid pursuant to Section 10.03(a) and Parent or the Parent Fee Designee, as applicable, receives and accepts the Company Termination Fee from the Company pursuant to Section 10.03(a) or (ii) if payment of the Reverse Termination Fee or Parent No Vote Termination Fee is required to be paid pursuant to Section 10.03(b) and the Company receives and accepts the Reverse Termination Fee or Parent No Vote Termination Fee pursuant to Section 10.03(b), such payment and acceptance, together with any costs, fees or expenses payable pursuant to Section 10.03(d), shall be the sole and exclusive remedy of the receiving party against the paying party and its Subsidiaries and their respective former, current or future partners, shareholders, managers, members, Affiliates, Representatives and their respective successors and assigns and none of the paying party, any of its Subsidiaries or any of their respective former, current or future partners, shareholders, managers, members, Affiliates, Representatives or their respective successors or assigns shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided that (i) if any termination of this Agreement resulted directly or indirectly from fraud or Intentional Breach of this Agreement by the Company or such fraud or Intentional Breach by the Company shall directly or indirectly cause the Closing not to occur, Parent shall be entitled to the payment of the Company Termination Fee (to the extent owed pursuant to Section 10.03(a)) and to any Damages, to the extent proven, resulting from or arising out of such fraud or Intentional Breach (as reduced by any Company Termination Fee previously paid by the Company), (ii) if any termination of this Agreement resulted directly or indirectly from fraud or Intentional Breach of this Agreement or of the Parent Shareholder Support Agreement by any of the Parent Entities or the Founding Controlling Parent Shareholders, or such fraud or Intentional Breach by any of the Parent Entities or the Founding Controlling Parent Shareholders shall directly or indirectly cause the Closing not to occur, the Company shall be entitled to the payment of the Parent No Vote Termination Fee or Reverse Termination Fee (to the extent owed pursuant to Section 10.03(b)) and to any Damages, to the extent proven, resulting from or arising out of such fraud or Intentional Breach (as reduced by any Reverse Termination Fee previously paid by Parent and HoldCo) and (iii) for the avoidance of doubt, the payment of the Company Termination Fee, Parent No Vote Termination Fee or Reverse Termination Fee by a party hereto, by and in itself, shall not render a purported termination of this Agreement under Section 10.01 effective if such purported termination is not permitted in accordance with the terms of  Section 10.01 and in such case the Parties shall be entitled to seek specific performance as set forth in Section 11.13.

ARTICLE 11
Miscellaneous

Section 11.01.       Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission (with confirmation of transmission) and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to the Parent Entities, to:

Natura Cosméticos S.A.
Avenida Alexandre Colares, n°. 1188, Vila Jaguara
Sao Paulo, SP, 05106-000
Brazil
Attention:        Itamar Gaino Filho
E-mail:                 itamargaino@natura.net

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:        Daniel Brass
E-mail:                 daniel.brass@davispolk.com

and with a copy (which shall not constitute notice) to:

Pinheiro Neto Advogados
Rua Hungria, 1100
São Paulo, SP, 01455-906
Brazil
Attention:        Henrique Lang
E-mail:                 hlang@pn.com.br

if to the Company, to:

Avon Products, Inc.
1 Avon Place
Suffern, NY
Attention:        Ginny Edwards
E-mail:                 ginny.edwards@avon.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue
New York, NY 10019
Attention:	Ting S. Chen, Esq.
E-mail:	TChen@cravath.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:	Scott A. Barshay, Esq.
Justin Rosenberg, Esq.
E-mail:	SBarshay@paulweiss.com
JRosenberg@paulweiss.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02.       Survival.  The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement, except for this Article 11, Article 2 and the agreements set forth in Section 7.05, which shall survive the Closing, and this Article 11 and the agreements set forth in Section 6.05(f) and Section 10.02 and the Confidentiality Agreement, which shall survive the termination of this Agreement.  This Section 11.02 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the First Effective Time.

Section 11.03.       Amendments and Waivers.  (a)  Any provision of this Agreement may be amended or waived prior to the Closing if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) after the Company Shareholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under New York Law without such approval having first been obtained and (ii) after the Parent Entity Approvals have been obtained, there shall be no amendment or waiver that would require the further approval of the shareholders of Parent under Applicable Law without such approval having first been obtained.

(b)        No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  Subject to Section 10.03(e), the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

(c)        Notwithstanding anything to the contrary in this Agreement, any amendment, modification or waiver of any provision of which the Financing Sources are made third party beneficiaries pursuant to Section 11.06 that affects the rights of the Financing Sources will not be effective as to the Financing Sources party to the Commitment Letter without the prior written consent of all such Financing Sources.

Section 11.04.       Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, except that expenses incurred with the filing fee for the Form F-4, the printing and mailing the Joint Proxy Statement/Prospectus and Form F-4 and in connection with the Parent Disclosures and Filings shall be shared equally by Parent and the Company.

Section 11.05.      Disclosure Letter and SEC Document References.  (a)  The parties hereto agree that disclosure of any item, matter or event in a particular Section of either the Company Disclosure Letter or the Parent Disclosure Letter shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section or subsection, as applicable, of this Agreement and (ii) any other representation and warranty and covenant of such party that is contained in another Section or subsection of this Agreement, but only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants, as applicable) would be reasonably apparent on their face.

(b)        The parties hereto agree that any information contained in any part of any Company Filing or Parent Filings shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s, Parent’s or HoldCo’s, as the case may be, representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent on their face; provided that in no event shall any information (other than statements of historical fact) contained in any part of any Company Filing or Parent Filings entitled “Risk Factors” or that is a description or explanation of “Forward-Looking Statements” or any other disclosures in any Company Filing or Parent Filings that are cautionary, predictive or forward-looking in nature be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of the Company, of Parent or of HoldCo, as the case may be, contained in this Agreement.

Section 11.06.       Binding Effect; Benefit; Assignment.  (a)  Except as provided in Section 7.06, the provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, except that each Financing Source party to the Commitment Letter shall be an express third-party beneficiary of Sections 11.06(a),

11.06(c), 11.07, 11.08 and 11.09 and each Section 6.05 Indemnitee shall be an express third-party beneficiary of Section 6.05.

(b)       No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the prior written consent of each other party hereto. Any assignment in contravention of the preceding sentence shall be null and void.

(c)        Notwithstanding anything in this Agreement to the contrary, the Company agrees that (i) neither it, nor any of its Affiliates or shareholders or any of their respective Representatives (collectively, the “Company Related Persons”) shall have any rights or claims against any Financing Source in connection with the Debt Financing, this Agreement or any of the transactions contemplated by this Agreement, whether at law, in equity, in contract, tort or otherwise and (ii) no Financing Source shall have any liability whatsoever to the Company or any Company Related Persons, in connection with or relating to the Debt Financing, this Agreement or any of the transactions contemplated by this Agreement, whether at law, in equity, in contract, tort or otherwise; provided that the foregoing shall not amend, modify, abridge or otherwise alter any rights and obligations as between Parent or HoldCo and any Financing Source, or, in each case, any of their respective Affiliates, under any separate or additional agreement between such parties.

Section 11.07.       Governing Law.  This Agreement and all actions (whether in contract or tort) based on, arising out of or relating to the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the Applicable Law that might otherwise govern under applicable principles of conflicts of law rules thereof, except to the extent the laws of the State of New York or Brazil are mandatorily applicable to the transactions contemplated by this Agreement.

Section 11.08.       Dispute Resolution. Any and all disputes, controversies or claims arising out of, relating to or in connection with this Agreement or the Parent Shareholder Support Agreement or the transactions contemplated hereby or thereby, including as to the formation, existence, validity, enforceability, interpretation, performance, breach and/or termination of this Agreement or the Parent Shareholder Support Agreement, between the Parties (including, for the purposes of this Section 11.08, the Controlling Parent Shareholders), as well as successors to such Parties (“Dispute”), shall be referred to and finally resolved, exclusively, except in limited circumstances provided in Sections 11.08(g) and 11.08(h), by arbitration, administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC”), in accordance with its Rules of Arbitration in effect at the time the arbitration is initiated (“Rules”), and, on a subsidiary basis, with Law 9.307/96, except as they may be modified by mutual agreement of Parent or the Company or as otherwise modified in this Section 11.08. Each of the Company, the Parent Entities and the Controlling Parent Shareholders agrees that it will not attempt to challenge, deny or defeat the jurisdiction of the Arbitral Tribunal or bring any action, suit or proceeding arising out of, relating to or in connection with this Agreement or the Parent Shareholder Support Agreement, or the transactions contemplated hereby or thereby, or the formation, existence, validity, enforceability, interpretation, performance, breach and/or termination of this Agreement or the Parent Shareholder Support Agreement, in any court or before any tribunal or Governmental Authority, other than before the Arbitral Tribunal pursuant to this Section 11.08 (except for actions, suits or proceedings brought to enforce any award of the Arbitral Tribunal and except in limited circumstances provided in Sections 11.08(g) and 11.08(h)). Each of the Company, the Parent Entities and the Controlling Parent Shareholders agrees that in the event that the Parent Entity Approvals shall not have been obtained on the date that the Company Shareholder Approval is obtained, then the Company shall be entitled to commence arbitration under this Section 11.08.

(a)       The arbitration shall be conducted by an arbitral tribunal (the “Arbitral Tribunal”) composed of three arbitrators. One arbitrator shall be nominated by the Company, and one arbitrator shall be nominated by the mutual agreement of each of the Parent Entities and the Controlling Parent Shareholders. The party requesting arbitration shall nominate its arbitrator concurrently with such request and the other party (i.e., (x) the Company (if any of the Parent Entities or Controlling Parent Shareholders requested the arbitration) or (y) the Parent Entities (acting together with the Controlling Parent Shareholders) (if the Company requested the arbitration)) shall do so within fifteen calendar days from receipt of the request for arbitration.  In the event that for any reason the Parent Entities (together with the Controlling Parent Shareholders) or the Company fails to nominate an arbitrator or deliver notification of such nomination to the other party and to the ICC within this time period (including as a result of the failure of the Parent Entities and the Controlling Parent Shareholders to agree on the nomination of their arbitrator), upon request of the Parent Entities (acting together with the Controlling Parent Shareholders) or the Company, such arbitrator shall instead be appointed by the ICC within fifteen calendar days of the ICC receiving such request in accordance with the ICC Rules.  The two arbitrators appointed in accordance with the above provisions shall nominate by mutual agreement (in consultation with Parent and the Company) the third arbitrator and notify the Company and Parent and the ICC in writing of such nomination within fifteen calendar days of their appointment.  If the first two appointed arbitrators fail to nominate a third arbitrator or notify the Company, Parent and the ICC of that nomination within this time period, then, upon request of the Company or the Parent Entities (together with the Controlling Parent Shareholders), the third arbitrator shall be appointed by the ICC within fifteen calendar days of the ICC receiving such request in accordance with the ICC Rules.  The third arbitrator shall serve as chairman of the Arbitral Tribunal.

(b)       The seat, or legal place, of arbitration shall be the city of São Paulo, State of São Paulo, Brazil, and the language to be used in the arbitral proceedings shall be English, and all evidence that is produced in Portuguese must be translated into English. The governing law of this agreement to arbitrate shall be the law of the State of Delaware.

(c)        Each arbitrator shall be (i) qualified to practice law in the State of New York, (ii) fluent in the English language, (iii) independent of the Company and each of the Parent Entities and the Controlling Parent Shareholders and (iv) a lawyer or retired judge with at least fifteen years’ experience practicing in New York in mergers and acquisitions of public companies in the United States (which may, for the avoidance of doubt, include a litigator with at least fifteen years’ experience practicing in New York handling U.S. public company mergers and acquisitions disputes).  Without limiting the generality of the foregoing, no arbitrator shall be an employee, officer, director, consultant, contractor or other service provider of the Company or any of the Parent Entities or Parent Controlling Shareholders or of their respective affiliates, nor shall any arbitrator have any interest that would be affected in any material respect by the outcome of the dispute.

(d)        The arbitration shall be conducted in an expedited manner. There shall be one round of pre-hearing submissions by each of the Company, on the one hand, and the Parent Entities and Controlling Parent Shareholders, as a group, on the other hand, submitted simultaneously, and one reply submission by each of the Company, on the one hand, and the Parent Entities and Controlling Parent Shareholders, as a group, on the other hand, submitted simultaneously.  The deadline set for first round pre-hearing submissions shall be set by the Arbitral Tribunal, but in no event shall be more than 90 days from the date of submission of the matter to the Arbitral Tribunal.  The deadline set for reply submissions shall be set by the Arbitral Tribunal, but in no event shall be more than 45 days from the date first round pre-hearing submissions are due.  The arbitration hearing shall be held on the date set by the Arbitral Tribunal, but in no event shall the hearing date be more than 30 days from the date reply submissions are due.  There shall be no submissions, including any post-hearing submissions, considered by the Arbitral Tribunal other than the first round pre-hearing and reply submissions referred to above. The Arbitral Tribunal shall endeavor to render its Award within 60 days of the last day of the arbitration hearing. The Arbitral Tribunal shall have sole discretion as to the establishment of deadlines for any arbitration, provided, however, that the Arbitral Tribunal may not extend any deadline beyond those established above in this clause (d); provided, further, however, that failure of the Arbitral Tribunal to comply with any time period set out in this Section 11.08 shall not affect in any way the jurisdiction of the Arbitral Tribunal or the validity of its Award, including in connection with the timeframe for the Arbitral Tribunal to render its Award, which shall, in any case, be in accordance with the Rules. Any application for the correction, interpretation or completion of omission of the Award under the Rules and the Law n° 9.307/96 shall be filed within 10 calendar days from the date of notification of the Award. The Arbitral Tribunal may grant a maximum period of time of 5 calendar days to the other party to respond and the Arbitral Tribunal shall render its decision within 10 calendar days therefrom or from the date of receipt of the application if it decides not to grant a time limit for response.

(e)        Any request for production of documents or other information shall be subject to the express authorization of the Arbitral Tribunal, which shall endeavor to ensure that any such requests are as limited and disciplined as is consistent with the just resolution of the dispute, controversy or claim. Each of the Company, the Parent Entities and the Controlling Parent Shareholders (i) expressly waive any right to seek evidence under Section 1782 of title 28 of the U.S. Code or any other provision contained in the arbitration or other procedural rules or laws of any jurisdiction and (ii) agree that Article 3 of the IBA Rules on the Taking of Evidence in International Arbitration shall apply to the arbitration.

(f)        Each of the Company, the Parent Entities and the Controlling Parent Shareholders hereby agree that the Arbitral Tribunal shall have the power to award equitable remedies, including specific performance, injunctive relief, declaratory judgements or other equitable relief, and is specifically empowered to order the Company, each of the Parent Entities and each of the Controlling Parent Shareholders to take any and all actions contemplated or required by this Agreement or the Parent Shareholder Support Agreement, or in connection with the transactions contemplated hereby or thereby, to consummate the Parent Restructuring and Mergers (including, in connection therewith, the convening of board meetings and meetings of shareholders, the giving of notice of such meetings, the preparation, distribution, publication and presentation of materials for such meetings (including any required appraisal reports, financial statements, merger protocols and management proposals (and engaging and/or ratifying advisors, auditors, appraisers and other third parties in connection therewith)), the causing to be present as a director and the approving of, or the directing of any board appointees to approve,  the Parent Restructuring, the Mergers and the other transactions contemplated hereby and by the Parent Shareholder Support Agreement, the causing to be present and the voting of shares or capital stock of any entity held by the Parent Entities and the Controlling Parent Shareholders at such meetings to approve the Parent Restructuring, the Mergers and the other transactions contemplated hereby and by the Parent Shareholder Support Agreement, the registration and publication of minutes of such meetings, the securing of waivers from Governmental Authorities in connection with such meetings, the execution and delivery of written consents, the taking of the actions set forth on the Illustrative Steps Plan and any other actions necessary or advisable to consummate the Parent Restructuring and Mergers), in each case in accordance with, and subject to the terms and conditions of, this Agreement and the Parent Shareholder Support Agreement. The decisions, judgments, awards, rulings or orders rendered by the Arbitral Tribunal acting by a majority (including for equitable relief, injunctive relief, specific performance or monetary damages) (each, an “Award”) shall be in writing and fully enforceable against, and final, nonappealable and binding on, the Company, the Parent Entities, the Controlling Parent Shareholders and their respective successors and assigns. Each Award of the Arbitral Tribunal shall be unreviewable for error of law or fact or legal reasoning of any kind. Each of the Company, the Parent Entities and the Controlling Parent Shareholders waive any form of appeal against any Award of the Arbitral Tribunal. The parties undertake to carry out each Award of the Arbitral Tribunal without delay and waive their right to any form of recourse. Judgment upon any Award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets and, to the maximum extent permitted by Applicable Law, each of the Company, the Parent Entities and the Controlling Parent Shareholders agree that any court of competent jurisdiction in which enforcement of the Award is sought shall have power to enforce the relief awarded by the Arbitral Tribunal, regardless of whether such relief is characterized as legal, equitable or otherwise.

(g)        Before the commencement of the arbitration, the Parties may request provisional and/or urgent measures to the courts in accordance with Section 11.08(h) or to the Emergency Arbitrator (as defined in the Rules), in accordance with the Rules. After the commencement of arbitration, all provisional and/or urgent measures shall be requested directly to the Arbitral Tribunal, which may sustain, modify and/or revoke any measures previously granted by the courts in accordance with Section 11.08(h) or to the Emergency Arbitrator (as defined in the Rules), as the case may be.

(h)        Provisional and/or urgent measures prior to the commencement of the arbitration, as well as enforcement actions and actions to enforce the arbitral award, or any other judicial measure available under Law 9.307/96, when applicable, may be requested, upon the option of the interested party, (i) in the U.S. District Court for the Southern District of New York or, if such court shall not have jurisdiction, any federal court located in the State of New York or other New York state court; or (ii) to the competent judicial courts of São Paulo, State of São Paulo, Brazil, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Requesting any judicial measure available under Law 9.307/96 shall not be construed as a waiver of the rights under this clause or to arbitration as the sole dispute resolution mechanism.

(i)        In order to facilitate the comprehensive resolution of related disputes and to avoid inconsistent decisions in related disputes, upon request of any party to an arbitration proceeding commenced pursuant to this Section 11.08, any dispute, controversy or claim subsequently noticed for arbitration under the provisions of this Section 11.08 or Section 8.07 of the Parent Shareholder Support Agreement may be consolidated with the earlier-commenced arbitration proceeding, as determined within the discretion of the arbitral tribunal appointed in the first-commenced arbitration proceeding.  The arbitral tribunal appointed in the first-commenced arbitration proceeding may consolidate such arbitrations if it determines that (i) the proceedings are compatible, and (ii) there is no unjustifiable harm caused to one of the parties to the consolidated arbitrations.  If the first-appointed arbitral tribunal determines that the arbitrations shall be consolidated, the first-appointed arbitral tribunal shall have jurisdiction over the consolidated arbitration to the exclusion of any other arbitrator or arbitral tribunal and any appointment of another arbitrator in relation to the other arbitrations will be deemed to be functus officio. Any such termination of an arbitrator’s appointment shall be without prejudice to: (i) the validity of any act done or order made by that arbitrator or by the ICC in support of that arbitration before the termination of his appointment; (ii) his entitlement to be paid his proper fees and disbursements; and (iii) the date when any claim or defense was raised for the purpose of applying any limitation bar or any similar rule or provision.

(j)        The expenses of the arbitral proceedings, including, but not limited, to the administrative costs of the ICC and arbitrators’ fees, when applicable, shall be borne by each party as per the Rules. Upon rendering the arbitral award, the arbitral tribunal, in its discretion, may allocate among the parties to the arbitration all costs of the arbitration, including the fees and expenses of the arbitrators and reasonable attorney’s fees, expert witness expenses and other costs incurred by the parties.

(k)        In the event that one or more Parties requests provisional and/or urgent measures to the courts in accordance with Section 11.08(h), process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court, including as provided for in Section 11.08(n). The parties hereto agree that a final judgment in any suit, action or proceeding brought in accordance with Section 11.08(h) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(l)        The parties agree that the arbitral proceedings shall be kept confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed other than to the arbitral tribunal, the ICC, the parties, their counsel, accountants and auditors, insurers and re-insurers, financial advisors, representatives and any person necessary to the conduct of the proceeding.  The confidentiality obligations shall not apply (i) if disclosure is required by Applicable Law, rule or regulation, or in judicial or administrative proceedings or (ii) as far as disclosure is necessary or appropriate to enforce the rights arising out of the award.

(m)        The agreement to arbitrate under this Section 11.08 shall be specifically enforceable. The parties irrevocably submit to the non-exclusive personal jurisdiction of the Supreme Court of the State of New York, in and for the County of New York, or the United States District Court for the Southern District of New York, or the competent judicial courts of São Paulo, State of São Paulo, Brazil, each for the limited purpose of enforcing this agreement to arbitrate, including any action to compel arbitration or to stay or enjoin any action or proceeding commenced or prosecuted in violation of this Section 11.08, and irrevocably waive any objection to venue for such a proceeding in any such court (including but not limited to an objection based on the doctrine of forum non conveniens).  Each party’s agreement to this arbitration is voluntary.

(n)        Each party to this Agreement irrevocably consents to service of process by U.S. registered mail to such party’s respective address set forth above in Section 11.01, including for proceedings regarding the recognition and enforcement of any award resulting from an arbitration brought pursuant to this Section 11.08 or any judgment, of any jurisdiction, resulting therefrom, and for enforcement of the agreement to arbitrate set forth in this Section 11.08.  In addition, without prejudice to any other permitted mode of service, each of the Parent Entities and the Controlling Parent Shareholders irrevocably agree that service of any claim form, notice or other document for the purpose of this Agreement shall be duly served upon it if delivered personally or sent by pre-paid recorded delivery, special delivery or registered post to Cogency Global Inc., 10 E. 40th Street, 10th Floor, New York, New York 10016, or such other person and address in New York, New York as Parent shall notify the Company of in writing from time to time, and the Parties agree that failure by such appointed person to notify their appointer of any such service shall not invalidate the proceedings concerned. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Applicable Law.

(o)        Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, at law or in equity, in contract, tort or otherwise, against or including any Financing Source in any way relating to this Agreement, including any dispute arising under or relating to any agreement entered into by any Financing Source in connection with the Debt Financing, or the performance thereof, in any forum other than the U.S. District Court for the Southern District of New York or, if such court shall not have jurisdiction, any federal court located in the State of New York or other New York state court.

Section 11.09.       WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY INCLUDING ANY SUCH PROCEEDING INVOLVING ANY FINANCING SOURCE.

Section 11.10.       Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11.       Entire Agreement.  This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Company Shareholder Support Agreement, the Parent Shareholder Support Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof.

Section 11.12.       Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13.       Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that monetary damages, even if available, would not be an adequate remedy for any such breach. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article 10, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof without proof of actual damages (and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy); in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the parties otherwise have an adequate remedy at law. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 11.14.       No Other Representations or Warranties.

(a)        The Parent Entities each hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that it has received access to the books and records, facilities, Contracts and other assets and management of the Company, and it has conducted its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries. Each of the Parent Entities and their respective Affiliates acknowledges that, except for the representations and warranties expressly set forth in Article 4, that neither the Company nor its Affiliates nor any Person on behalf of the Company or its Affiliates makes, and each of the Parent Entities has not relied upon, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses and operations or with respect to any other information made available to the Parent Entities in connection with the Mergers or other transactions contemplated hereby. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to the Parent Entities or any other Person, resulting from the disclosure or distribution to the Parent Entities, or the Parent Entities’ use of, any such information, including any information, documents, estimates, projections, forecasts or other material made available to the Parent Entities in certain “data rooms” or management presentations in expectation of the Mergers or other transactions contemplated hereby, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article 4. The Parent Entities on behalf of themselves and on behalf of each of their respective Affiliates, expressly waives any such claim relating to the foregoing matters.

(b)       The Company and its Affiliates each hereby acknowledge (for itself and on behalf of its Affiliates and Representatives) that it has received access to the books and records, facilities, Contracts and other assets and management of the Parent Entities and it has conducted its own independent investigation of the business, operations, assets and financial condition of the Parent Entities and their respective Subsidiaries. Each of the Company and its Affiliates acknowledges that, except for the representations and warranties expressly set forth in Article 5, that neither the Parent Entities on behalf of the Parent Entities makes, and each of the Company and its Affiliates has not relied upon, any other express or implied representation or warranty with respect to the Parent Entities or any of their respective Subsidiaries or their respective businesses and operations or with respect to any other information made available to the Company and its Affiliates in connection with the Mergers or other transactions contemplated hereby. Neither the Parent Entities nor any other Person will have or be subject to any liability or indemnification obligation to the Company, its Affiliates or any other Person, resulting from the disclosure or distribution to the Company or its Affiliates, or the Company’s or its Affiliates’ use of, any such information, including any information, documents, estimates, projections, forecasts or other material made available to the Company and its Affiliates in certain “data rooms” or management presentations in expectation of the Mergers or other transactions contemplated hereby, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article 5. The Company on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.

[The remainder of this page has been intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

AVON PRODUCTS, INC.

By:	/s/ Jan Zijderveld
	Name:	Jan Zijderveld
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

NATURA COSMÉTICOS S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Chief Financial and Investor Relations Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal Officer

[Signature Page to Merger Agreement]

NATURA HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Executive Officer

[Signature Page to Merger Agreement]

NECTARINE MERGER SUB I, INC.

By:	/s/ Robert Claus Chatwin
	Name:	Robert Claus Chatwin
	Title:	President

NECTARINE MERGER SUB II, INC.

By:	/s/ Robert Claus Chatwin
	Name:	Robert Claus Chatwin
	Title:	President

[Signature Page to Merger Agreement]